Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS MANAGEMENT INFORMATION CIRCULAR March 18, 2025

Gildan is one of the world's largest manufacturers of apparel. Our VISION: Making Apparel Better®

We leverage our vertically-integrated manufacturing model, and the expertise and scale we have built over the years, to positively influence how apparel is made.

Our MISSION is to create value in everything we do:

• We create value for customers by delivering superior quality products for the whole family at affordable prices.

• We have a positive influence on the communities where we operate by acting responsibly and generating positive economic impacts.

• We empower our employees to succeed while treating them with respect and dignity, and we know they are the key to our success.

• We create long-term value for our shareholders through earnings and sales growth, industry-leading margins, and a commitment to ongoing operational excellence.

• We pursue continuous improvement in every phase of the manufacturing process – from yarn-spinning to textiles to sewing to distribution.

Our CORE VALUES instill a sense of ownership, pride, and accountability which drives our growth and success in a manner that benefits our people, our communities, our environment, and our shareholders collectively.

OUR CORE VALUES

WE OPERATE RESPONSIBLY WE ACT LIKE ENTREPRENEURS WE BELIEVE IN OUR PEOPLE

MESSAGE TO SHAREHOLDERS

Dear shareholders,

On behalf of Gildan’s board and management, it is our pleasure to invite you to the Company’s annual meeting of shareholders on April 30, 2025, beginning at 10:00 a.m. EDT. This year’s meeting will be held in a hybrid format, and shareholders can attend either in person in Montréal, Québec or virtually by live audio webcast. We believe this allows for both direct communication with shareholders while providing a valuable opportunity for our internationally based shareholders to engage with Gildan without the need for travel. We encourage you to participate, vote your shares, and engage with us during the meeting.

Michael Kneeland Chair of the Board of Directors	Glenn J. Chamandy President and Chief Executive Officer

As you are aware, Gildan experienced a series of events that began in late 2023 and extended into 2024, culminating in a new, reconstituted board and the reinstatement of Glenn J. Chamandy as President and CEO in May 2024. The New Board, which assumed its responsibilities on May 24, 2024, and was elected at the annual meeting of shareholders on May 28, 2024, is strong and engaged, and grounded in good governance. It has been focused on instilling stability in the wake of the 2024 proxy contest and ensuring Gildan is poised for future growth. Since its appointment, the New Board immersed itself in the business, reviewed the key pillars necessary for Gildan's future success, engaged with shareholders, launched an aspirational incentive compensation plan aligned with shareholders' interests, conducted a director search, and executed on a multi-year succession planning process. The New Board believes that the Gildan Sustainable Growth strategy is the right path forward for the Company and has been focused on the implementation of the strategy to drive profitable growth.

2024 PERFORMANCE

In 2024, Gildan delivered strong performance with record revenues of $3.271 billion, strong adjusted operating margins1 of 21.3%, and year over year adjusted diluted EPS1 growth of 17%, returning $889 million to shareholders through a combination of share repurchases and dividend payments. Reflecting on our full-year performance, it’s clear that our success has been driven by our unwavering focus on executing the Gildan Sustainable Growth strategy. By reinforcing our core competencies as a low-cost, large-scale, vertically integrated sustainable manufacturer, we continued to enhance our competitive advantage, and we are well positioned for continued growth in the years ahead.

In our 40th anniversary year, Gildan continued to move forward with the ongoing yarn operation modernization in the US, scaling up further and capitalizing on the new Bangladesh operations, while further optimizing operations in Central America. 2024 also saw the largest innovation pipeline in the Company's history with more product launches to come in 2025. The development of new technology for soft cotton and fleece fabric, which reduces the cost of screenprinters digital printing, and the introduction of Pigment Pure™ dyeing and Color Blast™ dyeing innovations in our Comfort Colors® product offering, are just some of these recent advancements. We also expanded our product line for distributors under the Champion® brand, through a license secured for the printwear channel. Finally, Gildan ended the year with strong free cash flow1 and a strong balance sheet, allowing the leadership team to continue to execute on our capital allocation priorities.

We are very pleased with Gildan’s 2024 results despite a mixed macroeconomic backdrop, and believe the Company is on track to deliver on its targets set out for the next three years to generate long-term value for shareholders and other stakeholders.

1 This is a non-GAAP financial measure or ratio (see page 96).

STRATEGY AND OUTLOOK

The Gildan Sustainable Growth strategy focuses on expanding low-cost capacity, driving product innovation, and cementing ESG as a core focus for the organization. The leadership team is extremely knowledgeable, has a shared passion for excellence, and is committed to successfully advancing the Company’s strategy and achieving both short- and long-term business objectives.

The New Board has also been actively overseeing the multi-year succession planning process to support the Company’s strategy and progress towards achieving its diversity goals and furthering the leadership succession plan. The New Board also dedicated a significant portion of its time to monitoring an evolving regulatory environment, macroeconomic risk, cybersecurity risk, geopolitics and other matters important to shareholders.

EXECUTIVE LEADERSHIP CHANGES AND CFO TRANSITION

On February 19, 2025, the Company announced executive leadership changes and a CFO transition as part of the multi-year succession planning process which are intended to ensure strong continuity as the Company drives forward with the Gildan Sustainable Growth strategy.

Chuck Ward, previously President, Sales, Marketing and Distribution, was appointed to the newly created role of Executive Vice-President, Chief Operating Officer (EVP, COO) on March 1, 2025, and will continue to report to Glenn J. Chamandy, President and CEO.

Further, after almost 10 years in the role of Executive Vice-President (EVP), Chief Financial and Administrative Officer role, Rhodri J. Harries has informed the board of directors of his intention to retire on January 1, 2026. The Company announced that Luca Barile, previously CFO, Sales, Marketing and Distribution, would succeed Mr. Harries, as EVP, CFO, effective March 1, 2025. To facilitate a smooth transition, Mr. Harries will retain the EVP, Chief Administrative Officer role until his retirement.

On behalf of the board, we would like to thank Rhod for his significant contribution to our success and to extend our deep appreciation in safeguarding the Company’s solid financial position through disciplined capital allocation, contributing to the achievement of our long-term financial objectives, and setting the stage for the future. We are very pleased to welcome Chuck and Luca into their new roles, appointments that are a testament to our internal bench strength and the effectiveness of our multi-year succession planning efforts.

A STRONG ESG POSITION

Gildan is committed to good governance and is steadfast in its commitment to ESG and continues to make strides in strengthening its position as a leading, responsible apparel manufacturer.

The Company is three years into the implementation of the Next Generation ESG strategy and we remain fully on track with our objectives. In 2024, Gildan celebrated 20 years of sustainability reporting, marking a significant milestone in the Company’s long history of ESG disclosure. Gildan was recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights for the third consecutive year and the only company in the Textiles & Clothing Manufacturing peer group to receive such recognition. Gildan was also included in the inaugural edition of TIME’s World Most Sustainable Companies, and one of only 12 Canadian companies featured on this global list. We were also included in the Dow Jones Best-in-Class North America Index, marking our 12th consecutive year of inclusion in this index. More recently, Gildan was included in the 2025 Sustainability Yearbook for the 13th consecutive year based on S&P Global’s Corporate Sustainability Assessment.

UPCOMING ANNUAL MEETING

You will be asked to vote on several items at the 2025 annual meeting:

Election of directors – You will vote on electing eight directors to the board to serve for a term of one year. Each nominee is knowledgeable, qualified, and experienced, and is committed to serving the best interests of the Company. All the nominees currently serve on Gildan’s board: seven were elected at our 2024 shareholder meeting and one, Anne-Laure Descours, is standing for election to the board for the first time, after having been appointed as a director of the Company on March 17, 2025. J.P. Towner was elected to the board at our 2024 annual meeting and has decided not to stand for re-election due to his increasing commitments since his recent appointment as Chief Executive Officer of Rona Inc. On behalf of the board, we would like to extend our sincere appreciation to J.P. for his strong insights and contributions over the past year.

Appointment of auditors – You will vote on appointing KPMG to serve as Gildan’s independent auditors for the coming year. KPMG provides audit, audit-related, and tax services to Gildan and we benefit from their expertise and knowledge of our business through a relationship which is appropriately governed by the Audit and finance committee. You can read about auditor independence and auditor oversight beginning on page 11 of the management information circular.

Advisory vote on executive pay – We are once again holding an advisory vote on our approach to executive compensation. This vote is in addition to the regular engagement we have with shareholders during the year and while the vote is non-binding, it provides us with important feedback on this important matter.

You can find details about each item of business beginning on page 11 of the attached management information circular. The board supports, and we encourage you to vote FOR, each of these three items of business. We continue to work hard on improving the clarity and content of the circular to help shareholders make more informed decisions. Please take some time to read the circular before you vote your shares. It provides important information about voting, the business of the meeting, the board’s activities, and governance and executive compensation at Gildan. The overview from the Compensation and human resources committee beginning on page 58 shares important information about executive pay for 2024.

THANK YOU AND LOOKING AHEAD

We are extremely proud of the entire Gildan team around the world and sincerely thank everyone for their hard work and dedication. We also appreciate the contributions and support of the members of the newly constituted board.

We look forward to hosting you at our 2025 annual meeting of shareholders. Your vote is important, so please remember to vote your shares. You can vote in real time during the meeting, or in advance by proxy. Simply complete your proxy form or voting instruction form and send in the form – be sure to allow sufficient time for our transfer agent to receive your completed form before 10:00 a.m. EDT on April 28, 2025. You can find detailed information about the voting process beginning on page 6 of the circular.

As we concluded Gildan’s 40th anniversary year, the Company is well positioned for continued success and to further drive sustainable long-term value for shareholders and other stakeholders. On behalf of the board of directors and management, we thank you for your trust and support as a Gildan shareholder.

Sincerely,

Michael Kneeland Chair of the Board of Directors	Glenn J. Chamandy President and Chief Executive Officer

What’s inside

1 Key concepts and terms

  3 Our commitment to ESG

  4 Notice of annual meeting of shareholders

  5 Management information circular

  6 Voting information

  6 Who can vote

  6 How to vote

  10 Changing your vote

  11 ABOUT THE SHAREHOLDER MEETING

  11 Business of the meeting

  15 About the nominated directors

  27 YEAR IN REVIEW

  27 Board highlights

  30 Board committees

  35GOVERNANCE

  37About the board

  48Expectations of directors

  55Director compensation

  57Executive compensation

  582024 overview

  62Compensation discussion and analysis

  842024 compensation details

  96Other information

  99Appendices

  99A — Mandate of the board of directors

  102B — More about the long-term incentive plan

  106C — More about the share appreciation rights plan

Key concepts and terms

The following key concepts and terms are used throughout this document:

•	we, us, our, Company, and Gildan mean Gildan Activewear Inc., a company incorporated under the CBCA

•	you, your, and shareholder mean holders of Gildan common shares

•	circular means this 2025 management information circular, unless indicated otherwise

•	shares and Gildan shares mean common shares of Gildan

•	when the term Relative is used before a measure, it serves to compare a Gildan measure (such as TSR) to the same measure of our compensation comparator group on a relative basis

•	all dollar ($) amounts are in US dollars, Gildan’s functional and reporting currency, unless indicated as C$ for Canadian dollars

•	where a term is described as a non-GAAP financial measure or ratio, it means that the measure or ratio does not have any standardized meaning prescribed by IFRS, is therefore unlikely to be comparable to similar measures presented by other companies and, accordingly, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS

•	information provided in this circular is as at March 18, 2025, unless indicated otherwise

Adjusted diluted EPS	Adjusted diluted earnings per share, which is calculated as adjusted net earnings, divided by the diluted weighted average number of our common shares outstanding. This is a non-GAAP financial ratio. See About non-GAAP measures and related ratios on page 96 in this circular
Adjusted RONA	Return on adjusted average net assets, which is defined as the ratio of return to average net assets for the last five quarters. This is a non-GAAP financial ratio. See About non-GAAP measures and related ratios on page 96 in this circular
AIP	Aspirational incentive plan described on page 80 in this circular
Audit committee	Audit and finance committee of the board
Browning West	Browning West LP
CAGR	Compound annual growth rate
CBCA	Canada Business Corporations Act
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	Gildan Activewear Inc. (Gildan)
CSA	Canadian Securities Administrators
DEI	Diversity, equity, and inclusion
DPSP	Deferred Profit Sharing Plan
DSUs	Deferred share units
ERM	Enterprise risk management
ESG	Environmental, social and governance
GAAP	Generally accepted accounting principles
GHG	Greenhouse gas
GICS	Global Industry Classification Standard
Governance committee	Corporate governance and social responsibility committee of the board
GRI	Global Reporting Initiative
HR committee	Compensation and human resources committee of the board
IFRS	International Financial Reporting Standards
Intermediary	An intermediary that shareholders deal with in respect of their shares, such as a securities dealer or broker, bank, trust company and trustee, or administrator of self-administered RRSPs, TFSAs, RRIFs, RESPs, and similar plans
KPMG	KPMG LLP
LTIP	Long-term incentive plan
MD&A	Management’s discussion and analysis
Modern Slavery Report	Modern Slavery Report of the Company, as required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
NCIB	Normal course issuer bid

1

New Board	The new board of directors of Gildan consisting of the eight director nominees put forward by Browning West in connection with last year’s proxy contest. Glenn J. Chamandy, Michener Chandlee, Ghislain Houle, Peter Lee, and J.P. Towner were appointed by the Refreshed Board on May 23, 2024. Michael Kneeland, Mélanie Kau, and Karen Stuckey were appointed by the new members on May 24, 2024. The New Board was then elected by the shareholders of Gildan at the annual meeting on May 28, 2024
Non-treasury RSUs	Restricted share units, which are non-dilutive to existing equity of the Company and settled in cash or common shares purchased on the open market (through a third-party broker as directed by Gildan)
Non-treasury RSUs may vest based on time or performance
NYSE	New York Stock Exchange
Options	Stock options
Previous Board	Gildan’s board of directors for the period between January 1, 2024 until April 28, 2024. Members included Donald C. Berg (Chair of the Board), Maryse Bertrand, Dhaval Buch, Marc Caira, Shirley E. Cunningham, Sharon Driscoll, Charles M. Herington, Luc Jobin, Craig A. Leavitt, Anne-Martin-Vachon, Christopher S. Shackelton, and as of January 15, 2024, Vincent J. Tyra
PSUs	A type of RSU that vests solely on the basis of performance
Refreshed Board	The board of directors announced by the Previous Board on April 28, 2024 resulting from the immediate replacement of five directors effective May 1, 2024, with two additional directors staying on temporarily. The Refreshed Board resigned on May 23, 2024. Members included Timothy Hodgson (Chair of the Board), Lewis L. (Lee) Bird III, Dhaval Buch, Marc Caira, Jane Craighead, Sharon Driscoll, Lynn Loewen, Anne Martin-Vachon, Vincent J. Tyra (President and CEO), Les Viner, Luc Jobin, and Christopher S. Shackelton
Revenue	Net sales
RRSP	Registered Retirement Savings Plan
RSUs	Restricted share units. This term is broadly defined to include Non-treasury RSUs, Treasury RSUs, and PSUs (collectively referred to as RSUs, individually referred to as an RSU)
SARs	Share appreciation rights, which are non-dilutive to existing equity of the Company
SEC	Securities Exchange Commission
SERP	Supplemental executive retirement plan
SKUs	Stock Keeping Units
Sodali	Sodali & Co., our proxy solicitation agent
SSP	Supplemental savings plan
STIP	Short-term incentive plan
Transfer agent	Computershare Investor Services Inc. (Computershare), Gildan’s transfer agent and registrar
Treasury RSUs	Restricted share units, which are dilutive to the existing equity of the Company and settled in common shares issued from Gildan’s treasury
TSR	Total shareholder return
TSX	Toronto Stock Exchange
WTW	Willis Towers Watson, a public limited company

2

OUR COMMITMENT TO ESG

Gildan is a leader in efficient, ethical, and sustainable apparel manufacturing.

ESG is one of the three key components of our overall business plan, the Gildan Sustainable Growth strategy, each of which work together to support continued growth over the long-term.

Our Next Generation ESG strategy and targets, launched in 2022, seek to tackle global environmental, social, and governance priorities. Building on our 20-year track record in ESG, we are committed to making meaningful advancements across our five areas of focus: (i) climate, energy, and water; (ii) circularity; (iii) human capital management; (iv) long-term value creation; and (v) transparency and disclosure, by achieving the following targets by 2030:

•   Reduce Scope 1 and Scope 2 GHG emissions by 30% (compared to a 2018 base year)[1] and reduce Scope 3 emissions by 13.5% (compared to a 2019 base year) by 2030

•   Reduce water intensity by 20% by 2030 (compared to 2018 base year)

CANADA’s MOST RESPONSIBLE COMPANIES

Gildan was named one of Canada’s Most Responsible Companies 2025 by Newsweek, placing 14th out of 700 companies with an ESG score of 78.67. Newsweek’s list recognizes 140 companies across 13 industries for their commitment to the climate, social welfare and responsible governance.

•	Source 100% sustainable cotton by 2025[2]

•	Zero manufacturing waste sent to landfill by 2027[3]

•	Source 30% recycled polyester or alternative fibre yarns by 2027[4]

•	75% recycled and sustainable packaging and trim materials by 2027[5]

•	Achieve gender parity for the collective group of employees representing Director level and above positions by 2027

•	Attain ISO 45001 certification across all Gildan-operated facilities by 2028

•	Gradually increase spending to allocate 1% of pre-tax earnings towards community investment initiatives by 2026

See About forward-looking statements on page 97 for more information.

We have a fundamental commitment to operate responsibly and firmly believe that ESG plays a pivotal role in driving our growth and our ability to drive long-term value.

1	The target boundary includes land-related emissions and removals from bioenergy feedstocks.

2	Sustainable cotton provided through third-party verified programs that support environmental and/or social sustainability improvements and/or outcomes. Sustainable cotton from third-party verified programs includes, for example, verified U.S.-grown cotton (USCTP), Better Cotton (formerly BCI), organic cotton, recycled or regenerative cotton, and fair-trade cotton.

3	Zero manufacturing waste to landfill is defined as diverting manufacturing waste from landfill via a variety of methods including reduce, reuse, and recycling.

4	We utilize standards such as (but not limited to) the Global Recycle Standard (GRS) and the Recycled Claim Standard (RCS) to provide relevant sustainability certifications in support of our raw material sourcing goals.

5	Packaging and trim materials are defined as Stock Keeping Units (SKUs) of packaging and trims (which include carton, polyester, paper, and cotton-poly trims) specific to apparel SKUs and contain recycled materials and/or have a relevant sustainability certification.

3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to attend the 2025 annual meeting of shareholders of Gildan. You can attend the meeting in person at 1250 René-Lévesque Blvd. West, Suite 3610, Montréal, Québec, Canada or the live webcast online.

When 10:00 a.m. EDT April 30, 2025	Where 1250 René-Lévesque Blvd. West, Suite 3610 Montréal, Québec H3B 4W8

Or attend virtually

https://meetings.lumiconnect.com/400-155-145-223

Items of business

1.	Receive the annual consolidated financial statements for the fiscal year ended December 29, 2024
2.	Appoint the auditors
3.	Elect the directors
4.	Have a say on our approach to executive pay
5.	Transact any other business that may properly come before the meeting

If you held Gildan common shares at the close of business on March 18, 2025 (the record date), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to attend the meeting, either in person or virtually. Registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions.

Your vote is important, so please remember to vote your shares. Voting information begins on page 6 of the attached management information circular. We look forward to welcoming you to the meeting on April 30, 2025.

Michelle E. Taylor
Vice-President, General Counsel and Corporate Secretary
Montréal, Québec, Canada

March 18, 2025

Questions?

Contact Sodali, our proxy solicitation agent, at 1-888-777-2092 (toll-free within North America) or 1-289-695-3075 (text and call enabled outside North America). You can also e-mail them at assistance@investor.sodali.com.

HOW TO ACCESS THE MEETING MATERIALS

We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2025 annual meeting of shareholders to our registered and non-registered shareholders to consciously reduce paper waste and mailing costs. You will still receive in the mail a copy of this notice with instructions to access the meeting materials, as well as a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered or beneficial shareholder, unless you have elected to receive the form electronically). We intend to pay the cost for intermediaries to send the materials to non-registered shareholders who object to their intermediary disclosing their share ownership information to us.

Materials for the meeting include the 2025 management information circular, and our audited annual consolidated financial statements for the year ended December 29, 2024. These documents are available on our website (www.gildancorp.com), on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Our 2024 Modern Slavery Report, a report that is required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, is also available on our website (www.gildancorp.com) and on SEDAR+ (www.sedarplus.ca).

To receive a free printed copy of these materials before the meeting, please call:

•   Registered shareholders:
   1-866-964-0492 (toll-free in North America) or
   1-514-982-8716 (outside North America).

•   Non-registered shareholders:
1-877-907-7643 (toll-free in North America) or
+1-303-562-9305 (outside North America).

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc. (corporate.governance@gildan.com)

GILDAN ACTIVEWEAR INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	4

MANAGEMENT INFORMATION CIRCULAR

The 2025 annual meeting of shareholders will be held on April 30, 2025 at 10:00 a.m. EDT (unless otherwise postponed or adjourned). This year’s shareholder meeting will be conducted in a hybrid format so you can attend the meeting in person at 1250 René-Lévesque Blvd. West, Suite 3610, Montréal, Québec, Canada or attend the meeting virtually by accessing the live webcast at https://meetings.lumiconnect.com/400-155-145-223.

You have received this notice of meeting because you owned common shares of Gildan as of the close of business on March 18, 2025 (the record date) and are entitled to vote your shares. Information about how to vote your shares and attend the meeting begins on page 6.

By this circular, management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by telephone or personally by a Gildan officer, employee, or representative.

Gildan has retained Sodali as its proxy solicitation agent and will pay them approximately C$40,000 for proxy solicitation services in addition to certain out-of-pocket expenses.

Gildan’s board has approved the contents of this circular and has authorized us to send it to all shareholders of record.

Michelle E. Taylor Vice-President, General Counsel and	HEAD OFFICE Gildan Activewear Inc.
Corporate Secretary	600 de Maisonneuve
Montréal, Québec, Canada	Boulevard West
33rd floor
March 18, 2025	Montréal, Québec,
Canada H3A 3J2

About the meeting materials

We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2025 annual meeting to our registered and non-registered shareholders. This includes the 2025 management information circular and our audited annual consolidated financial statements for the year ended December 29, 2024. These documents are available on our website (www.gildancorp.com), on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Our 2024 Modern Slavery Report, a report that is required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act is also available on our website (www.gildancorp.com) and on SEDAR+ (www.sedarplus.ca). Online access to the materials reduces paper and mailing costs and is better for the environment.

Your package includes a copy of the notice of our 2025 annual meeting of shareholders (with information about how to access the meeting materials) and a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder, unless you have elected to receive the form electronically). We have sent copies of the notice of the meeting to the clearing agencies and intermediaries to distribute the notice with the voting instruction form to our non-registered shareholders. Intermediaries are required to forward the materials to non-registered shareholders and often use a service company such as Broadridge Financial Solutions or Computershare Investor Services Inc. in Canada for this purpose. We pay for the solicitation costs and intend to pay the cost for intermediaries to send the materials to non-registered shareholders who object to their intermediary disclosing their share ownership information to us. See page 6 for information about registered and non-registered shareholders.

If you would like to receive a free printed copy of the meeting materials, please call:

• Registered shareholders: 1-866-964-0492 (toll-free in North America) or 1-514-982-8716 (outside North America)

• Non-registered shareholders: 1-877-907-7643 (toll-free in North America) or 1-303-562-9305 (outside North America)

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	5

VOTING INFORMATION

Voting information

Who can vote

If you held Gildan common shares at the close of business on March 18, 2025, you are eligible to receive this notice and vote your shares at the meeting.

Each common share you own is entitled to one vote. Unless otherwise disclosed, all voting matters scheduled to be voted on are ordinary resolutions and are passed by a simple majority.

As at March 18, 2025, we had 151,816,351 Gildan common shares issued and outstanding. As of that date, none of our directors or officers were aware of anyone who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to voting securities of Gildan.

How to vote

You can vote your shares in advance or in real time at the shareholder meeting. There are different voting methods and they depend on whether you are a registered shareholder or a non-registered shareholder.

Registered shareholders	Non-registered (beneficial) shareholders

You are a registered shareholder if your common shares are registered in your own name. As a registered shareholder, you may attend the meeting in person or virtually and vote your shares. If you are a registered shareholder and will not be attending the meeting, your common shares may still be counted by voting ahead of the cut-off and following the instructions on your proxy form or authorizing another individual, called a proxyholder, to attend the meeting and vote your common shares. You may use the proxy form provided with this circular or any other legal form of proxy. See Vote your shares in advance and Attend the meeting and vote your shares in real time below for more information

If your common shares are registered in the name of a corporation, any authorized representative of such corporation may attend the meeting and vote those common shares. The corporation may require documentation evidencing the authorized representative’s power to vote the common shares at the meeting.

You are a non-registered shareholder if you beneficially own common shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have common shares registered in your own name. Only proxies deposited by shareholders whose names appear on the records of Gildan as the registered holders of common shares can be recognized and acted upon at the meeting.

In the United States, the vast majority of common shares held beneficially are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) and, in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Note that the methods and deadline for submitting the completed voting instruction form may vary by intermediary. Your intermediary may need to receive your voting instructions well in advance of the meeting to allow enough time for them to receive this information and act on your instructions before submitting them to our transfer agent.

Your package includes the notice of the meeting and a proxy form if you are a registered shareholder. If you are a non-registered shareholder, your package includes the notice of the meeting and a voting instruction form (unless you have elected to receive the form electronically).

VotE YOUR SHARES IN ADVANCE

Voting by proxy is the easiest way to vote. It means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder but must attend the meeting and vote your shares on your behalf.

NOTE

If you receive more than one package in the mail, it means that you hold your Gildan shares in more than one account. You may have these accounts with brokers or other intermediaries or with our transfer agent, as applicable. Follow the instructions on each form as you will need to vote your shares in each account separately.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	6

VOTING INFORMATION

Each shareholder has the right to appoint someone other than the Gildan representative(s) named on their proxy form to represent them at the meeting.

Registered shareholders

Complete your voting instructions and send them to our transfer agent in one of four ways:

By phone

Call 1-866-732-VOTE (8683) toll-free or
 312-588-4290 (outside Canada and the United States)

You will need the 15-digit control number on your proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded. If you vote by phone, only the Gildan representatives named on the proxy form can serve as your proxyholder. You cannot appoint another person to be your proxyholder.

All completed proxy forms must be received by our transfer agent before 10:00 a.m. EDT on April 28, 2025, or 48 hours (excluding Saturday, Sunday and holidays) before the new date if the meeting is postponed or adjourned. The time limit for the deposit of proxies may be waived or extended by the Chair of the meeting without notice.

Your package should include a self-addressed envelope. If the envelope is missing, please send your completed proxy form to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor, North Tower
Toronto, Ontario, Canada
M5J 2Y1

On the internet

Go to www.investorvote.com

You will need the 15-digit control number on your proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded.

By mail Follow the instructions on your proxy form. Complete the form, sign it and date it, and mail it in the postage-paid envelope included in your package.

The proxy form or voting instruction form names certain Gildan representatives as your proxyholder, which gives them the authority to vote your common shares at the meeting. You can choose another person or company, including a person who is not a Gildan shareholder, as your proxyholder to vote your common shares at the meeting. To do this, cross out the names of the Gildan representatives on your proxy form and print the name of the person or entity you want to appoint as your proxyholder in the blank space provided on the proxy form. Your proxyholder must attend the meeting in person or virtually and vote your shares according to your instructions.

If you do not appoint your own proxyholder, the Gildan representatives named on the proxy form will act as your proxyholder and will vote your shares according to your instructions.

Exercise of discretion by proxyholders

If you sign and return your proxy form but do not give your voting instructions or specify that you want your shares withheld, the Gildan representatives will vote in the following manner:

•	FOR the appointment of KPMG as Gildan’s independent auditors and the fees to be paid as recommended by the Audit committee and set by the board

•	FOR each nominated director

•	FOR the advisory resolution on our approach to executive compensation as described in this circular.

If there are amendments or variations to the items of business or any other matters that are properly brought before the meeting, your proxyholder has the discretion to vote on the matter using their best judgment.

QUESTIONS?

If you have questions about voting your shares in advance or in real time, please contact our transfer agent and registrar, Computershare Investor Services, Inc.:

By phone

1-800-564-6253
(toll-free within North America)

1-514-982-7555
(outside North America)

Non-registered shareholders

Carefully follow the instructions provided by your intermediary for submitting your voting instructions in advance. Note that the methods and deadline for submitting the completed voting instruction form may vary by intermediary.

Your intermediary may need to receive your voting instructions well in advance of the meeting to allow enough time for them to receive this information and act on your instructions before submitting them to our transfer agent.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	7

VOTING INFORMATION

ATTEND THE MEETING AND votE YOUR SHARES IN REAL TIME

Registered and non-registered shareholders can attend the meeting and vote their shares in real time, in person or virtually, or you may appoint someone other than the Gildan representatives named on your proxy form to be your proxyholder to attend the meeting and vote your shares on your behalf. The steps to attend, vote, and ask questions at the meeting are set out below for both registered and non-registered shareholders.

Registered shareholders attending in person

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the meeting and ask questions.

Your control number allows you entry into the meeting. If you would like to vote your shares in person at the meeting, check in with a Computershare representative when you arrive at the meeting.

If you want to appoint someone to be your proxyholder, follow the two-step process below:

Step 1 – Print the name of that person or entity in the blank space provided on the proxy form sent to you, complete your voting instructions, and then return the form in one of the ways indicated on the form (see page 7).

PLEASE NOTE

To participate in the meeting online:

•  registered shareholders must have a control number

•  duly appointed proxyholders (including non-registered shareholders appointing themselves as proxyholder) must have an invite code they received via e-mail from our transfer agent. Requests for invite codes must be submitted to our transfer agent before 10:00 a.m. EDT on April 28, 2025. The invite code allows duly appointed proxyholders to attend, vote, and ask questions at the meeting. Otherwise, they can only attend the meeting as a guest and only listen to the proceedings.

Step 2 – Then register your third-party proxyholder to receive an invite code so they can participate in the meeting. Go to http://www.computershare.com/gildan before 10:00 a.m. EDT on April 28, 2025 to provide Computershare with the proxyholder’s contact information so they can send an e-mail to the proxyholder with an invite code to participate in the meeting (see box above).

Non-registered shareholders attending in person

As a non-registered or beneficial shareholder, you must appoint yourself as proxyholder to attend and vote your shares at the meeting. Print your name in the space provided on the voting instruction form in your package and carefully follow the instructions provided by your intermediary for returning the executed form. Do not complete any other part of the voting instruction form as your vote will be taken at the meeting. Send your form as soon as possible to allow enough time for your intermediary to act on your instructions as they may have earlier deadlines.

If you want to appoint someone to be your proxyholder, follow the two-step process below:

Step 1 – Print your own name to appoint yourself as proxyholder or the person you wish to appoint as your proxyholder in the space provided on the voting instruction form sent to you, and carefully follow the instructions provided by your intermediary. Be sure to send the form right away so they receive it and can act on the information before their deadline.

Step 2 – Then register yourself or your third-party proxyholder to receive an invite code to participate in the meeting. Go to http://www.computershare.com/gildan before 10:00 a.m. EDT on April 28, 2025 to provide Computershare with the proxyholder’s contact information so they can send an e-mail to the proxyholder with an invite code to participate in the meeting.

Note that you cannot use your voting instruction form to vote in person at the meeting.

If you are a non-registered shareholder in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must follow some additional steps:

•	You must also obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. Submit your completed legal proxy form to our transfer agent.

•	Requests for registration from non-registered shareholders located in the United States who wish to vote at the meeting or, if permitted, appoint a third-party as their proxyholder must send their request in writing:

–	By e-mail to USLegalProxy@computershare.com, or

–	By courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	8

VOTING INFORMATION

The e-mail or package must be labeled Legal Proxy and be received before 10:00 a.m. EDT on April 28, 2025. If you have questions, please contact your intermediary.

Attendance at the annual meeting is generally limited to Gildan shareholders of record and their authorized representatives (including duly appointed proxyholders). All shareholders must bring government issued photo identification, such as a driver’s licence, to attend the meeting in person.

Any representative of a Gildan shareholder who wishes to attend the meeting must present acceptable documentation evidencing his or her authority, suitable evidence of ownership of Gildan shares by the shareholder as described above, and an acceptable form of identification. We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.

If you plan to vote your shares in person at the meeting, we recommend that you vote your shares in advance by proxy as described on pages 6 and 7. That way your vote will be counted if it turns out that you are unable to attend the meeting in person.

If you need directions to the meeting, you may contact our Investor Relations department using the instructions on our website at www.gildancorp.com/Investors.

Participating in the meeting online

Our 2025 annual meeting of shareholders will also be held virtually via live webcast.

Participating in the meeting online means you can attend, vote, and ask questions at the meeting.

We recommend that you log in at least one hour before the meeting starts so you have ample time to check in and complete any procedures. The meeting will begin promptly at 10:00 a.m. EDT on April 30, 2025, unless it is postponed or adjourned. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Duly appointed proxyholders who have requested an invite code from our transfer agent before 10:00 a.m. EDT on April 28, 2025 and have been registered as a third-party proxyholder will receive an e-mail from our transfer agent with an invite code for the meeting. The e-mail will be sent after the proxy deadline has passed.

Log in online at	https://meetings.lumiconnect.com/400-155-145-223
Meeting password	gildan2025
If you are a registered shareholder	Click ”I have a login” and enter the control number on your proxy form
If you are an appointed proxyholder	Click “Invitation” and enter the invite code you received by e-mail from our transfer agent (see below)
If you are a guest	Click “I am a Guest” and complete the online form Attending as a guest means you will not be able to vote or ask any questions at the meeting

Be sure to stay connected to the internet at all times during the meeting in order to vote when balloting begins. It is your responsibility to ensure connectivity for the duration of the meeting.

Submitting questions

TECHNICAL DIFFICULTIES?

If you have experience technical difficulties during the check-in process or during the meeting, please call:

By phone

1-888-724-2416
(toll-free within North America)

1-781-575-2748
(outside North America, long distance charges will apply)

By email

support-ca@lumiglobal.com

Following the formal portion of the meeting, we will hold a question and answer session to respond to questions submitted by registered shareholders and duly appointed proxyholders during the meeting.

The Chair of the meeting has broad authority to conduct the meeting in an orderly manner that is fair to all shareholders and therefore may exercise broad discretion in the order in which questions are asked and the amount of time devoted to a question. The Chair of the meeting reserves the right to edit or reject questions he deems inappropriate, or to limit the number of questions per shareholder so that as many shareholders as possible have an opportunity to ask questions. If a shareholder has a question about one of the items to be voted on by the shareholders at the meeting, that question may be submitted in advance of the meeting by emailing corporate.governance@gildan.com. Questions for the meeting may also be submitted during the meeting in person or virtually by submitting the question in the field provided in the web portal (https://meetings.lumiconnect.com/400-155-145-223) at or before the time the matters are presented before the meeting for consideration. Questions relating to any items to be voted on by the shareholders at the meeting will be answered before the voting is closed. Only registered shareholders and duly appointed proxyholders may submit questions at the meeting.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	9

VOTING INFORMATION

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy form or voting instruction form and send new voting instructions.

Registered shareholders

You can change your vote in one of three ways:

•	voting again by phone or on the internet or by sending in a new completed proxy form with a later date before the proxy cut-off deadline at 10:00 a.m. EDT on April 28, 2025, or 48 hours before the new date if the meeting is postponed or adjourned (the most recently dated voting instructions will be counted and voting instructions with a prior date will be disregarded)

•	by depositing a notice in writing executed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing or, if the registered shareholder is a body corporate, by a duly authorized officer or attorney either (i) with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day before the meeting or any adjournment or postponement thereof, or (ii) with the Chair of the meeting prior to the start of the meeting on the day of the meeting, or any adjournment or postponement thereof, or

•	by any other method permitted by law.

If a registered shareholder who has submitted a proxy form attends the meeting, any votes cast by the registered shareholder on a ballot at the meeting will be counted and the submitted proxy form will be disregarded.

Non-registered shareholders

You must e-mail or send a written note to your intermediary.

Contact them right away about how to change or revoke your voting instructions. Intermediaries may set deadlines for receiving revocation notices farther in advance than the deadlines set out in this circular.

If you attend the meeting in person, carefully follow the instructions for non-registered shareholders provided by your intermediary to make sure you are able to vote during the meeting.

How to request paper copies

Shareholders can request a free paper copy of this circular and/or our annual consolidated financial statements up to one year from the date this circular was filed on SEDAR+ (www.sedarplus.ca).

Before the meeting	After the meeting

•  Registered shareholders: call 1-866-964-0492 (toll-free in North America) or1-514-982-8716 (outside North America)

•  Non-registered shareholders: call 1-877-907-7643 (toll-free in North America) or +1-303-562-9305 (outside North America)

See page 6 to read more about registered and non- registered shareholders.

Request the items online on our website: (www.gildancorp.com).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	10

ABOUT THE SHAREHOLDER MEETING

ABOUT THE SHAREHOLDER MEETING

Business of the meeting

At this year’s meeting, shareholders will vote on three items of business, including one non-binding advisory vote. Each item is summarized below. Unless otherwise disclosed, a simple majority is required for each item to be passed. Except for items pertaining to their election or compensation, none of the directors or executive officers of Gildan have a material interest in any of the voting items.

We must have a quorum at the start of the shareholder meeting in order for the meeting to proceed and to transact business. This means we must have enough people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the annual consolidated financial statements

You will receive the 2024 annual consolidated financial statements for the fiscal year ended December 29, 2024 together with the auditors’ reports. You can find a copy of our 2024 annual consolidated financial statements on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Please note that this is a non-voting item.

2. Appoint the auditors

You will vote on the appointment of KPMG, partnership of chartered professional accountants, to serve as Gildan’s independent auditors for one year until the close of the next annual meeting of shareholders. KPMG’s principal responsibilities are to report on Gildan’s annual consolidated financial statements and internal controls over financial reporting. KPMG also provides various audit, audit-related, and tax services to us. These services must be pre-approved in accordance with our policy and procedures for pre-approval of audit and non-audit services (in effect since May 2012 and last updated in November 2022). Certain non-audit and tax-related services are prohibited under this policy.

The board recommends you vote FOR the appointment of KPMG as Gildan’s independent auditors.

KPMG has served as Gildan’s auditors since fiscal 1996. The board carefully considered both the benefits and potential risks of having a long-tenured auditor in its assessment of whether to recommend KPMG for reappointment.

The Audit committee examined the measures in place to ensure the independence of the auditors and to safeguard against any potential institutional familiarity that may impede the ability of the auditors to exercise appropriate professional skepticism. This included a review of the Audit committee’s oversight procedures, such as the annual auditor evaluation and the use of audit quality indicators. In its review, the Audit Committee also considered the strong support for the appointment of KPMG as auditors (95.35%) at last year’s shareholders meeting. In order to foster long-term stability and continuity, the board deems the benefits of KPMG’s valuable knowledge and deep understanding of Gildan’s business and processes, as well as KPMG’s commitment to independence and audit quality, to exceed any potential audit quality risks resulting from KPMG’s tenure. This year, the New Board, including the new members of the Audit committee, also brought a refreshed perspective on assessment of auditor independence and the relationship with KPMG. Gildan is committed to best practices in corporate governance and reporting, and auditor independence is closely monitored by the Audit committee in accordance with the procedures described below. The board will continue to reassess these benefits and risks every year as well as its approach and governance in this area. The board also considers regulatory requirements and trends on rotation requirements.

PROHIBITED SERVICES

The external auditors are prohibited from providing certain non-audit services. These include bookkeeping, tax planning, tax advisory services, financial information systems design and implementation, appraisal or valuation, actuarial services, internal audit outsourcing services, management functions, human resources, broker-dealer, investment advisor or investment banking services, legal services, and expert services unrelated to the audit.

The Audit committee provides robust and direct oversight of the external auditors as set out in the Audit committee’s mandate, which was last reviewed and approved by the Audit committee in July 2024.

The mandate further sets out the responsibilities of the Audit committee including, but not limited to:

•	monitoring the external auditors (conducting performance evaluations, overseeing relationships with Gildan, and overseeing direct reporting and accountability of the external auditors)

•	reviewing and pre-approving the services provided by the external auditors and the fees paid to them

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	11

ABOUT THE SHAREHOLDER MEETING

•	ensuring that non-audit services do not include any prohibited services, and that there are no pre-approvals of services more than 12 months in advance.

The Audit committee reviews auditor independence and the performance of the external auditors every year based on several criteria. These criteria include (i) independence, objectivity, and professional skepticism, (ii) quality of the engagement team, (iii) communications between the Audit committee and the external auditor, (iv) quality of service (including consideration of audit quality indicators), (v) inspection findings and audit quality, and (vi) public reputation of the external auditor. The annual review takes into consideration the benefits and risks of having a long-tenured auditor as well as the controls and processes in place to ensure auditor independence. The Audit committee also assesses the auditor’s use of data-driven tools, such as automation, analytics, and artificial intelligence, to ensure the Company is receiving the benefits of improved efficiencies, quality, and insights from these next-generation technologies. The committee draws overall conclusions in determining whether to recommend the external auditors for reappointment.

The Audit committee also oversees the selection and rotation of the lead audit partner as part of good governance and in compliance with applicable regulations. We welcomed a new lead audit partner following the completion of our fiscal 2022 audit. The previous lead audit partner served in the role from 2019 until then. The Audit committee has adopted a mandatory five-year rotation of the lead audit partner and, as a best practice, does not appoint a lead audit partner who previously served in the role.

Our policy for hiring of personnel of the external auditor (in effect since January 2008) governs the hiring of personnel to ensure independence and compliance with regulatory requirements and rules of professional conduct for auditing services. This policy imposes a cooling off period to ensure that anyone hired from the external auditor for a financial reporting oversight role must complete a one-year cooling off period and that any covered person hired from the external auditor for a non-financial reporting role must complete a six-month cooling off period. The policy further ensures that close family members of a covered person cannot be hired for a financial reporting oversight role. A covered person includes anyone participating in the audit, individuals that the audit partner may report to, and any other person with managerial responsibilities relating to the audit.

The table below sets out the fees paid to KPMG for their collective services in the last two fiscal years, all of which were pre-approved by the Audit committee in accordance with Gildan policy and pursuant to applicable legislation. In 2024, the audit fees were slightly higher than the prior year due in part to additional audit procedures relating to the proxy contest, leadership changes, and related matters.

	2024		2023
Audit fees
Includes professional services provided for the annual audit of our consolidated financial statements and the quarterly reviews of our interim financial statements, services provided in connection with statutory and regulatory filings or engagements, and services provided in connection with our inaugural bond offering in 2024, and additional audit procedures related to accounting matters. Also includes fees relating to KPMG’s audit of the effectiveness of Gildan’s internal control over financial reporting	C$	3,835,250	C$	3,149,750
Audit-related fees
For translation services, ESG assurance, procedures upon non-GAAP financial measures, and certification of paid-up capital for Gildan’s subsidiaries	C$	567,250	C$	402,750
Tax fees
For services for tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies	C$	596,000	C$	613,750
Other fees
For services outside of the categories listed above		–		–
Total	C$	4,998,500	C$	4,166,250

At our 2024 annual meeting of shareholders, 129,803,676 votes (95.35%) were FOR the appointment of KPMG as our auditors and 6,330,249 votes (4.65%) were WITHHELD.

See page 30 to read more about the Audit committee and its activities in 2024. A copy of the Audit committee’s mandate is available on our website (www.gildancorp.com) and in our 2024 annual information form (also available on our website as well as on SEDAR+ (www.sedarplus.ca)).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	12

ABOUT THE SHAREHOLDER MEETING

3. Elect the directors (see page 15)

You will vote on electing eight directors to our board for a term of one year. All nominees currently serve on Gildan’s board: seven were elected at our 2024 shareholder meeting and one is standing for election to the board for the first time. Anne-Laure Descours has been Chief Sourcing Officer at Puma SE since 2019 and brings extensive experience in the apparel and retail industry with a focus on sourcing and supply chains. J.P. Towner, who was appointed a director following last year’s proxy contest and then elected to the board at our 2024 annual meeting, has decided not to stand for re-election due to his increasing commitments since his recent appointment as Chief Executive Officer of Rona Inc.

The board recommends you vote FOR each nominated director.

Seven of the eight nominated directors are independent. The only non-independent nominee is Glenn J. Chamandy as he is President and CEO of Gildan.

Glenn J. Chamandy Michener Chandlee Anne-Laure Descours Ghislain Houle	Mélanie Kau Michael Kneeland Peter Lee Karen Stuckey

Each elected director will serve a term of one year that ends at the end of our next annual meeting of shareholders or when a successor is elected, unless the director resigns or the seat otherwise becomes vacant.

You can read about director independence beginning on page 41 and each nominated director, including their 2024 voting results, as applicable, in the profiles beginning on page 16. Details about the nomination process and director tenure begin on page 46.

4. Have a say on executive pay (see page 57)

We seek your advisory approval on Gildan’s current approach to executive compensation. Throughout the year, we meet with many of our large institutional shareholders to have a constructive dialogue regarding our approach to executive compensation and the objectives and principles underlying the decisions by the HR committee and the board on executive compensation. The annual advisory vote on executive compensation also provides regular and formal feedback to the HR committee and the board on this matter.

As this is an advisory vote, the results are not binding on the board. However, the HR committee and the board will review the voting results and consider the feedback received from shareholders when reviewing, adjusting, and approving the Company’s executive compensation policies and programs.

The board recommends you vote FOR our approach to executive compensation as described in this circular.

At our 2024 annual meeting of shareholders, 96,994,211 votes (73.77%) were FOR our non-binding advisory vote on executive compensation and 34,481,778 votes (26.23%) were AGAINST, compared to 146,177,931 votes (94.43%) FOR and 8,616,502 votes (5.57%) AGAINST at our 2023 annual meeting of shareholders. The 2024 advisory vote on executive compensation was held in the context of the proxy contest, and last year’s management information circular outlined multiple non-recurring compensation decisions made by the Previous Board or the Refreshed Board. These included the termination of the President and CEO and the fact that termination payouts to Mr. Chamandy were still not settled at the time of the filing of last year’s circular, the appointment of a new President and CEO and his underlying employment conditions, and amendments to contractual provisions, including the introduction of modified single trigger provisions. The proxy contest, during which significant shareholder engagement took place, resulted in the appointment and election of the New Board, and ultimately resolved those problematic pay practices.

There is no longer uncertainty pertaining to Mr. Chamandy’s termination payouts as he agreed to waive any severance payouts he might have been entitled to in connection with his termination by the Previous Board. Furthermore, none of the current contractual agreements with Gildan’s executives contain a modified single trigger provision. Following its election, the New Board reviewed the results of last year’s say-on-pay advisory vote, including feedback received from certain institutional shareholders. The Chair of the Board, the chair of the Governance committee and the chair of the HR committee also engaged with many of Gildan’s largest shareholders during the year to discuss our approach to incentive compensation, more specifically with respect to the special Aspirational incentive plan, where shareholders also had the opportunity to further comment on the compensation program. We engaged with shareholders who together represent over 32% of Gildan’s issued and outstanding common shares, including major institutional investors, with some having voted against the advisory vote on executive compensation in 2024. All investors who participated in the outreach provided positive feedback and were supportive of the proposed Aspirational incentive plan. No other issues with the current compensation program were raised during those meetings.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	13

ABOUT THE SHAREHOLDER MEETING

In 2022 and 2023, we received strong support on our approach to executive compensation and we believe the shareholders generally support the Company’s approach to executive compensation, while the 2024 voting result in 2024 on the say-on-pay advisory vote was negatively impacted in large part by the uncertainty relating to the proxy contest, including as it related to Mr. Chamandy’s termination without cause and the terms of his dismissal.

You can vote FOR or AGAINST the following advisory resolution:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board, the shareholders accept the approach to executive compensation disclosed in this circular delivered in advance of the annual meeting of shareholders of Gildan Activewear Inc. on April 30, 2025.

We are committed to engaging regularly with our shareholders and look forward to receiving your feedback again on this important matter.

The Chair of the Board will be available at the meeting to answer questions on executive compensation matters. You can read more about communicating with the board and shareholder engagement on page 47.

5. Other business

We will also transact any other business that may properly come before the meeting. As of the date of this circular, management is not aware of any amendment, variation, or other business to come before the meeting.

Shareholder proposals

If you want to submit a proposal for shareholders who are entitled to vote at our next annual meeting, you must send your proposal in writing to Gildan. We must receive your shareholder proposal between December 1, 2025, and January 30, 2026 for our 2026 annual meeting of shareholders.

Send your shareholder proposal to the Corporate Secretary, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	14

ABOUT THE SHAREHOLDER MEETING

About the nominated directors

The board proposes eight directors to be elected to the board this year based on the recommendation of the Governance committee. All the nominated directors have broad experience and capabilities in areas that are important to the effective operation of the board and the success of Gildan. All are independent, except Glenn J. Chamandy, who is Gildan’s President and CEO.

Each nominated director has expressed their willingness to serve on the board for a term of one year. All eight nominees serve on the board as of the date of this circular. Anne-Laure Descours is standing for election to the Gildan board for the first time and brings extensive experience in the apparel and retail industry with a focus on sourcing and supply chains. Seven of the nominees were elected to the board at our annual meeting on May 28, 2024. J.P. Towner has decided not to stand for re-election due to his increasing commitments since his recent appointment as Chief Executive Officer of Rona Inc.

Pursuant to applicable voting requirements for uncontested director elections under the CBCA, each director nominee must receive a majority of votes cast for his or her election in order to be elected as a director. Shareholders can vote for or against a nominee.

None of the nominated directors serve together on another public company board and none serve on more than two public company boards (including Gildan). See page 49 to read about our policies on overboarding and board interlocks.

You can read about each nominated director in the profiles that follow and see a full list of their skills and experience in the skills matrix on page 53. Their Gildan shareholdings are disclosed as at the end of fiscal 2024 and fiscal 2023 and include Gildan shares they beneficially own or exercise control over. Shares and DSUs are valued using the closing price of our common shares on the NYSE on the last trading day prior to year-end ($46.86 on December 27, 2024 and $33.06 on December 29, 2023).

1	Average tenure of the independent directors only. Glenn J. Chamandy is one of the founders of Gildan and average board tenure is 5.6 years including Mr. Chamandy’s time on the board from May 1, 1984 to December 10, 2023 and since his reappointment in May 2024.

2024 meeting attendance

	Number of meetings		Overall meeting
	Regular meetings	Special meetings[1]	attendance
Board	5	22	96%
Audit and finance committee	5	2	100%
Corporate governance and social responsibility committee	5	4	100%
Compensation and human resources committee	5	6	100%
Total number of meetings	20	34	97%

1	Sixteen of the special meetings of the board of directors were held by the Previous Board and Refreshed Board in the context of the proxy contest and related matters; two of the special meetings of the Audit and finance committee were held by the Previous Board in the context of the proxy contest and related matters; four of the special meetings of the Corporate governance and social responsibility committee were held by the Previous Board in the context of the proxy contest and related matters; three of the special meetings of the Compensation and human resources committee were held by the Previous Board in the context of the proxy contest and related matters.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	15

ABOUT THE SHAREHOLDER MEETING

Osprey, Florida

USA

Age: 71

Key skills and experience

•	Strategy and risk management

•	Human capital management and compensation

•	Global growth and operations

•	Sales and marketing

•	Supply chain and distribution

MICHAEL KNEELAND (Chair of the Board) Corporate director Gildan director since May 24, 2024 | Independent 2024 voting results: 114,088,449 (85.37%) for | 19,552,254 (14.63%) against

Michael Kneeland is currently the non-executive Chair of the board of directors of United Rentals, Inc. (NYSE: URI). With nearly 26 years at United Rentals, Mr. Kneeland transitioned from CEO to Chairman in 2019. During his tenure, he oversaw the growth of the equipment rental business, managing acquisitions totaling nearly $8 billion. Prior to this, in 2015, Mr. Kneeland was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics. Mr. Kneeland also served on the board of directors for YRC Worldwide, Inc. from 2011 to 2019 and for Brinks Home Security from 2019 to 2023.

2024 meeting attendance

	Meetings	Overall attendance
Board	8 of 8	100%
Total attendance		100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2024	8,774	5,181	13,955	$653,943	Yes
2023	—	—	—	—	(see page 51)
Change	8,774	5,181	13,955	$653,943

Other public company boards (last five years)
United Rentals, Inc. (NYSE) (2019 to present)	Chair of the Board

Mr. Kneeland became a director of Monitronics International Inc. (Monitronics) in August 2019 in connection with a restructuring of Monitronics following the Chapter 11 bankruptcy cases filed by Monitronics and its subsidiaries in June 2019. Monitronics filed for Chapter 11 bankruptcy protection again in May of 2023 in connection with an agreement among a majority of Monitronic’s stakeholders to support an expedited restructuring. Mr. Kneeland subsequently ceased to act as a director of Monitronics in June 2023.

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Westmount, Québec,

Canada

Age: 63

Key skills and experience

•	Strategy and risk management

•	Sales and marketing

•	Manufacturing operations

•	Supply chain and distribution

•	Textile and apparel industry

GLENN J. CHAMANDY

President and Chief Executive Officer of Gildan

Gildan director since May 1, 1984 (except between December 10, 2023 and May 23, 2024)[1] | Non Independent

2024 voting results: 111,752,888 (83.62%) for | 21,888,991 (16.38%) against

Glenn J. Chamandy is the Co-Founder and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan and a strong record of value creation. He oversaw the growth of the business and building Gildan’s low-cost vertically manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh. He has served as the CEO of Gildan for 20 years. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.

1	On May 24, 2024, Gildan announced that the board of directors appointed Mr. Chamandy as President and Chief Executive Officer, the role he previously held with the Company from 2004 to December 10, 2023.

2024 meeting attendance1,2

	Meetings	Overall attendance
Board	8 of 8	100%
Total attendance		100%

[1]	Mr. Chamandy attended 8 meetings as he could not attend the in camera meeting of independent directors on June 28, 2024 during which his compensation was reviewed and approved.

[2]	As Gildan’s President and CEO, Mr. Chamandy is not a member of any board committee. Mr. Chamandy attends all committee meetings as a non-voting participant at the invitation of the committee chairs.

Gildan shareholdings1 (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2024	806,272	n/a	806,272	$37,640,195	Yes
2023	—	n/a	—	—	(see page 69)
Change	806,272	n/a	806,272	$37,640,195

1	806,271 common shares were held through B.R.K. Investment Inc., a company controlled by Mr. Chamandy.

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ABOUT THE SHAREHOLDER MEETING

Ponte Vedra Beach, Florida

USA

Age: 56

Key skills and experience

•	Strategy and risk management

•	Accounting and financial

•	Global growth and operations

•	Sales and marketing

•	Supply chain and distribution

MICHENER CHANDLEE Chief Financial Officer of WHOOP Gildan director since May 23, 2024 | Independent 2024 voting results: 113,396,554 (84.84%) for | 20,260,388 (15.16%) against

Michener Chandlee is currently the Chief Financial Officer of WHOOP, Inc., bringing 30 years of extensive leadership experience from the retail sector and a deep understanding of global supply chain management. Before joining WHOOP, Inc., Mr. Chandlee served as the Chief Financial Officer of Fanatics Commerce Inc. (formerly Fanatics Inc.) from 2019 to 2023. Prior to that, he spent 18 years at Nike, Inc. (NYSE), where he held various roles, including Chief Risk Officer and Vice-President of Corporate Audit, as well as Vice-President and Chief Financial Officer of the Global Marketplace, Vice-President and Chief Financial Officer North America, Chief Financial Officer Emerging Markets and Chief Financial Officer of NIKE Golf. Mr. Chandlee holds a bachelor's degree from Roanoke College and an MBA from IESE Business School.

2024 meeting attendance

	Meetings	Overall attendance
Board	9 of 9	100%
Audit and finance committee	3 of 3	100%
Corporate governance and social responsibility committee	4 of 4	100%
Total attendance		100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2024	4,485	3,477	7,962	$373,120	Has until
2023	—	—	—	—	May 2029
Change	4,485	3,477	7,962	$373,120	to meet the requirements (see page 51)

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ABOUT THE SHAREHOLDER MEETING

Hong Kong, China

Age: 59

Key skills and experience

•	Strategy and risk management

•	Global growth and operations

•	Supply chain and distribution

•	Environment and sustainability

•	Textile and apparel industry

ANNE-LAURE DESCOURS Corporate director New nominee | Gildan director since March 17, 2025 | Independent 2024 voting results: n/a

Anne-Laure Descours was appointed to the board of directors of the Company on March 17, 2025. Ms. Descours joined PUMA SE in 2012 and was the Chief Sourcing Officer and a member of the Management Board of PUMA SE from 2019 to December 2024, while remaining a consultant for PUMA SE. In her role as Chief Sourcing Officer, Ms. Descours was overseeing product development and sourcing activities, and was responsible for sustainability across the global PUMA Group. She has over 30 years of experience in the sourcing industry. Prior to PUMA SE, she worked for international sourcing organizations, such as Li & Fung and Otto International, all based in Hong Kong. Ms. Descours holds a Master degree in Fashion and Design Management from the Institut Français de la Mode and a Master in Management from ESC Clermont Business School.

2024 meeting attendance

	Meetings	Overall attendance
Board	—	—

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2024	—	—	—	—	Has until
2023	—	—	—	—	March 2030
Change	—	—	—	—	to meet the share ownership requirements (see page 51)

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ABOUT THE SHAREHOLDER MEETING

Westmount, Québec

Canada

Age: 61

Key skills and experience

•	Strategy and risk management

•	Accounting and financial

•	Corporate governance and regulatory

•	Digital and technology

•	Environment and sustainability

GHISLAIN HOULE

Executive Vice-President and Chief Financial Officer of Canadian National Railway Company
Gildan director since May 23, 2024 | Independent
2024 voting results: 113,368,568 (84.83%) for | 20,272,127 (15.17%) against

Ghislain Houle is currently the Executive Vice-President and Chief Financial Officer of the Canadian National Railway Company (TSX, NYSE), a role he has held since 2016. Mr. Houle brings 30 years of extensive experience as a financial leader with a focus on financial management, strategic planning, and strategic acquisitions. He has spent nearly 26 years at Canadian National Railway Company across various roles, including as the Vice-President and Corporate Comptroller, as well as the Vice-President of Financial Planning. He has also held other financial roles in the organization. Mr. Houle is a CPA and received a Master of Business Administration from McGill University.

2024 meeting attendance

	Meetings	Overall attendance
Board	9 of 9	100%
Audit and finance committee (chair)	3 of 3	100%
Compensation and human resources committee	6 of 6	100%
Total attendance		100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2024	9,625	3,802	13,427	$629,199	Yes
2023	—	—	—	—	(see page 51)
Change	9,625	3,802	13,427	$629,199

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Westmount, Québec,

Canada

Age: 63

Key skills and experience

•	Strategy and risk management

•	Human capital management and compensation

•	Corporate governance and regulatory

•	Sales and marketing

•	Environment and sustainability

MÉLANIE KAU Corporate director Gildan director since May 24, 2024 | Independent 2024 voting results: 114,129,217 (85.39%) for | 19,531,050 (14.61%) against

Mélanie Kau sits on the board of Alimentation Couche-Tard Inc. (TSX) and is the Chair of its Human Resources and Corporate Governance Committee. Ms. Kau possesses deep knowledge of corporate governance and has extensive experience working with the founders of highly successful businesses. She also has experience in the oversight of developing succession candidates in complex situations, including at Alimentation Couche-Tard Inc., as Chair of the board of Aéroports de Montréal and as chair of Human Resources at The Fertility Partners, a private equity backed company in the North American fertility space. Ms. Kau holds a Master of Business Administration from Concordia University and a Master of Journalism from Northwestern University.

2024 meeting attendance

	Meetings	Overall attendance
Board	8 of 8	100%
Corporate governance and social responsibility committee (chair)	4 of 4	100%
Compensation and human resources committee	6 of 6	100%
Total attendance		100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares[1]	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2024	—	3,782	3,782	$177,208	Has until
2023	—	—	—	—	May 2029
Change	—	3,782	3,782	$177,208	to meet the requirements (see page 51)

Other public company boards (last five years)
Alimentation Couche-Tard Inc. (TSX) (2006 to present)	Human Resources and Corporate Governance Committee (chair) Former Lead Director

Ms. Kau became a director of Atis Group Inc. (Atis) in October 2017. In early 2021, Atis sought protection of the Superior Court of Québec under the Companies’ Creditors Arrangement Act to restructure its operations. Ms. Kau ceased to act as a director of Atis in February 2021. In December 2021, substantially all of Atis’ non-monetary assets were sold and the entity was put into bankruptcy.

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ABOUT THE SHAREHOLDER MEETING

Corte Madera, California

USA

Age: 38

Key skills and experience

•	Strategy and risk management

•	Accounting and financial

•	Human capital management and compensation

•	Global growth and operations

•	Corporate governance and regulatory

PETER LEE Co-Founder and Partner of Browning West Gildan director since May 23, 2024 | Independent[1] 2024 voting results: 110,678,904 (82.82%) for | 22,958,401 (17.18%) against

Peter Lee is Co-Founder and Partner of Browning West, where he plays a leading role in investment research and capital allocation. He is also currently a director on the board of CAE Inc. (TSX, NYSE). Before co-founding Browning West in 2019, Mr. Lee was an Investment Associate at Criterion Capital Management, where he was responsible for identifying and researching investment opportunities across multiple sectors. Mr. Lee also held roles at Grey Mountain Partners and Lazard. Additionally, he has served on the board of Countryside Properties plc (LSE). Mr. Lee holds a Bachelor of Arts from Carleton College and a Master of Business Administration from Harvard Business School.

2024 meeting attendance

	Meetings	Overall attendance
Board	9 of 9	100%
Corporate governance and social responsibility committee	4 of 4	100%
Compensation and human resources committee (chair)	6 of 6	100%
Total attendance		100%

Gildan shareholdings1 (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements[1]
2024	—	—	—	—	See footnote 1
2023	—	—	—	—	below
Change	—	—	—	—

1	The board determined that Mr. Lee is independent based on a number of factors, including the fact that Mr. Lee’s nomination to the board is not made pursuant to any nomination agreement with Browning West, and that as of December 2, 2024, the date of its latest EDGAR filing of Schedule 13D, Browning West held 7,025,176 Gildan common shares, representing less than 5% (approximately 4.5% of our total issued and outstanding common shares as of that date). Browning West has a policy requiring its employees sitting on a board of a portfolio company to waive any board compensation. As such, the board waived director compensation for Mr. Lee and exempted him from our director share ownership policy (see page 51).

Other public company boards (last five years)
CAE Inc. (TSX, NYSE) (2025 to present)	Human Resources Committee

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ABOUT THE SHAREHOLDER MEETING

San Marcos, Texas

USA

Age: 67

Key skills and experience

•	Strategy and risk management

•	Human capital management and compensation

•	Manufacturing operations

•	Supply chain and distribution

•	Textile and apparel industry

KAREN STUCKEY Corporate director Gildan director since May 24, 2024 | Independent 2024 voting results: 132,484,543 (99.00%) for | 1,341,050 (1.00%) against

Karen Stuckey brings 35 years of customer‐driven leadership experience in retail and consumer goods companies. She comes with a wealth of knowledge spanning merchandising P&L, managing a $40B+ private brand portfolio, as well as product development leadership experience. Additionally, she possesses deep global sourcing and supply chain management expertise. She served most recently as the Senior Vice-President of Private Brands at Walmart Inc. Ms. Stuckey spent 17 years with Walmart in senior Merchandising P&L and Private Brand development roles in apparel, home, and general merchandise. Prior to Walmart, she served as the President of the Hanesbrands casualwear division and held other roles across numerous companies, including Target Corporation, Montgomery Ward, and Cato Corporation. Ms. Stuckey was a board member at The Container Store Group, Inc. (NYSE) and a member of its Governance Committee until it went private recently in 2025. Ms. Stuckey earned her Bachelor of Science in Marketing and Economics from St. Norbert College.

2024 meeting attendance

	Meetings	Overall attendance
Board	8 of 8	100%
Audit and finance committee	3 of 3	100%
Compensation and human resources committee	6 of 6	100%
Total attendance		100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2024	—	2,756	2,756	$129,129	Has until
2023	—	—	—	—	May 2029
Change	—	2,756	2,756	$129,129	to meet the requirements (see page 51)

Other public company boards (last five years)
The Container Store Group, Inc. (NYSE) (2024 to 2025)	Nominating and Governance Committee

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ABOUT THE SHAREHOLDER MEETING

2024 Director compensation

The table below shows the compensation earned by directors in fiscal 2024. Michael Kneeland (since May 24, 2024), Timothy Hodgson (from May 1, 2024 to May 23, 2024), and Donald C. Berg (prior to May 1, 2024) were each entitled to a flat-fee retainer for their role as Chair of the Board, prorated for the time served in 2024.

Other directors were entitled to an annual board retainer and a committee member retainer, or a committee chair retainer in the case of Ghislain Houle and Mélanie Kau (and Maryse Bertrand and Shirley E. Cunningham prior to May 1, 2024 and Luc Jobin prior to May 23, 2024) (see page 56).

In the case of Peter Lee, who is the Co-Founder and a Partner of Browning West, he did not receive any compensation for his services as a director of the Company, given that Browning West has a policy requiring its employees sitting on a board of a portfolio company to waive any board compensation. Gildan’s board has agreed to waive any such director compensation and to exempt Mr. Lee from our director share ownership policy. In taking this decision, the board considered, among other things, Mr. Lee’s indirect interest in the Company through his position and employment with Browning West (see pages 51 and 55).

Members of the special committees in place under the Previous Board and Refreshed Board in connection with the proxy contest and disbanded on May 24, 2024 received attendance fees of $2,000 per meeting.

Lewis L. (Lee) Bird III, Jane Craighead, Timothy Hodgson, Lynn Loewen, and Les Viner each signed an observer agreement which provided for the payment of $2,000 for each board meeting and/or board committee meeting they attended as an observer prior to joining the board.

Glenn J. Chamandy is not included in the table below because he did not receive compensation for his services as a director. He received executive compensation as Gildan’s President and CEO beginning May 24, 2024 (see page 84). Similarly, Vincent J. Tyra is also excluded from the table below as he received executive compensation as President and CEO from January 15, 2024 to May 23, 2024 (see page 84).

Anne-Laure Descours is not included in the table below as she was appointed to the board of directors on March 17, 2025 and did not receive any compensation in 2024.

In 2024, following the appointment and election of the New Board, the Governance committee conducted a review of director compensation with the assistance of WTW and decided to maintain the current levels of director compensation (see page 56).

	Retainer fees earned[1]	Share-based awards[2]		Special fees	Total
Directors (since May 24, 2024)
Michener Chandlee	—	$156,036		—	$156,036
Ghislain Houle	—	$170,607		—	$170,607
Mélanie Kau	—	$169,835		—	$169,835
Michael Kneeland	—	$232,692		—	$232,692
Peter Lee	—	—		—	—
Karen Stuckey	$31,451	$123,879		—	$155,330
J.P. Towner	$61,929	$94,107		—	$156,036
Total	$93,379	$947,157		—	$1,040,536
Former directors
(until May 23, 2024)
Dhaval Buch[3]	$40,352	$61,319	[7]	$20,000	$121,671
Marc Caira[3]	—	$101,670	[7]	$32,000	$133,670
Sharon Driscoll[3]	—	$101,670	[7]	$52,000	$153,670
Luc Jobin[3]	—	$111,165	[7]	$62,000	$173,165
Christopher S. Shackelton[3,4]	$101,670	—		$32,000	$133,670
Anne Martin-Vachon[3]	—	$101,670	[7]	$20,000	$121,670
(until May 1, 2024)
Donald C. Berg[3]	$58,654	$70,385	[7]	$32,000	$161,039
Maryse Bertrand[3]	$42,231	$51,951	[7]	$32,000	$126,182
Shirley E. Cunningham[3]	$42,231	$51,951	[7]	$26,000	$120,182
Charles M. Herington[3]	—	$86,137	[7]	$8,000	$94,137

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Craig A. Leavitt[3,5]	$459,677	$209,769	[7]	$12,000	$681,446
(May 1, 2024 until May 23, 2024
Timothy Hodgson[6]	$24,327	—		$10,000	$34,327
Lewis L. (Lee) Bird III[6]	$17,755	—		$8,000	$25,755
Jane Craighead[6]	$17,755	—		$8,000	$25,755
Lynn Loewen[6]	$16,239	—		$8,000	$24,239
Les Viner[6]	$16,239	—		$6,000	$22,239
Total former directors	$837,130	$947,687		$368,000	$2,152,817
Total 2024 director compensation	$930,509	$1,894,844		$368,000	$3,193,353

1	Represents the portion of annual director compensation earned by the directors in the fiscal year paid in cash.

2	Represents the portion of annual director compensation earned by the directors in the fiscal year paid in DSUs. Some directors have elected to receive all or part of their cash compensation in DSUs (see page 55). See also footnote 7 below.

3	Received attendance fees as members of the special committees that were put in place by the Previous Board in connection with the proxy contest. Special committee attendance in 2024 is set out in the table below. The special committees were disbanded on May 24, 2024.

	Mr. Berg, Ms. Bertrand, Mr. Caira, Mr. Shackelton	Mr. Buch, Ms. Vachon	Ms. Cunningham	Ms. Driscoll	Mr. Herington	Mr. Jobin	Mr. Leavitt
Number of special committee meetings attended in 2024	16	10	13	26	4	31	13

4	Mr. Shackelton’s director fees were paid only in cash and directed to Coliseum Capital Partners, L.P.

5	Mr. Leavitt earned $612,903 in compensation in January 2024 for his role as Interim President and CEO (see page 66), of which $459,677 was paid in cash and $153,226 was payable in DSUs. Mr. Leavitt did not receive special fees for any of the meetings of the special committees held until February 12, 2024.

6	Received special fees paid under their respective observer agreements for each board or board committee meeting they attended as an observer.

7	DSUs redeemed are unpaid. The directors from the Previous Board have instituted legal proceedings for payment of these amounts which Gildan intends to contest.

OUTSTANDING SHARE-BASED AWARDS

The table below shows the details of the outstanding DSUs held by each outside director at the end of fiscal 2024.

	Number of units that have not vested[1]	Market or payout value of share- based awards that have not vested[2]	Market or payout value of vested share- based awards not paid out or distributed
Michener Chandlee	3,477	$162,953	—
Ghislain Houle	3,802	$178,171	—
Mélanie Kau	3,782	$177,208	—
Michael Kneeland	5,181	$242,794	—
Peter Lee[3]	—	—	—
Karen Stuckey	2,756	$129,129	—
J.P. Towner	2,097	$98,279	—
Total	21,095	$988,535	—
Former directors			—
Donald C. Berg	48,324	$2,264,484	$1,709,404	[5]
Maryse Bertrand	—	—	$1,095,646	[5]
Lewis L. (Lee) Bird III	—	—	—
Dhaval Buch	—	—	$421,829	[5]
Marc Caira	—	—	$1,837,801	[5]
Jane Craighead	—	—	—
Shirley E. Cunningham	28,244	$1,323,519	$1,108,459	[5]
Sharon Driscoll	—	—	$154,771	[5]
Charles M. Herington	38,091	$1,784,954	$406,142	[5]
Timothy Hodgson	—	—	—
Luc Jobin	—	—	$1,409,818	[5]
Craig A. Leavitt	—	—	$1,696,396	[5]
Lynn Loewen	—	—	—
Christopher S. Shackelton[4]	—	—	—
Anne Martin-Vachon	4,638	$217,338	$2,268,390	[5]
Les Viner	—	—	—
Total former directors	119,298	$5,590,295	$12,108,657
Total 2024	140,393	$6,578,830	$12,108,657

1	Includes additional DSUs credited in 2024 as dividend equivalents at the same rate as the quarterly cash dividend paid on our common shares.

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2	Calculated by multiplying the number of DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 27, 2024 ($46.86), the last trading day prior to fiscal year-end.

3	The board waived director compensation for Mr. Lee and exempted him from our director share ownership policy (see page 51).

4	Mr. Shackelton’s director fees were paid only in cash and directed to Coliseum Capital Partners, L.P.

5	DSUs that were redeemed but unpaid. The directors from the Previous Board have instituted legal proceedings for payment of these amounts which Gildan intends to contest.

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Year in review

|	YEAR IN REVIEW

Board highlights

From late 2023 to our 2024 annual meeting, Gildan experienced a series of events related to the proxy contest initiated by Browning West following the termination without cause of Glenn J. Chamandy by the Previous Board as President and CEO on December 10, 2023 and ultimately resulting in the appointment and election of the New Board at Gildan’s 2024 annual meeting.

The composition of the board changed twice before the resignations of the Refreshed Board, together with the resignation on May 23, 2024, five days prior to the annual meeting of shareholders, of Vincent J. Tyra, the then President and CEO who had been appointed by the Previous Board to replace Glenn J. Chamandy on January 15, 2024. The Refreshed Board appointed five of the eight Browning West nominees to the board effective as of that date, who then appointed the three additional Browning West nominees to the board (New Board). On May 24, 2024, the New Board reinstated Glenn J. Chamandy as Gildan’s President and CEO. The New Board was then elected by shareholders at our 2024 annual meeting on May 28, 2024.

Since its appointment, the New Board has overseen the reinstatement of Mr. Chamandy as President and CEO, and the ongoing implementation of the Gildan Sustainable Growth strategy including risks and opportunities arising from changes to the competitive landscape. The New Board has worked closely with its three standing committees in several areas including the Company’s financial position and outlook and execution of its capital plan, succession and organizational planning and executive compensation, as well as board development and succession, tenure, recruitment and composition including skills, term limits, age, and diversity.

The New Board quickly ramped up and was very efficient in assessing its role, setting its own board culture, understanding the existing governance policies and practices while questioning the events that led to the proxy contest. The New Board was very productive early on and undertook several important projects in addition to its regular activities.

The following is a summary of significant activities undertaken specifically by the New Board since May 23, 2024:

•	promptly performing due diligence to ensure that Glenn J. Chamandy’s position as President and CEO of Gildan is in the best interest of the Company following the events related to, and allegations made, during the proxy contest

•	stepping up shareholder engagement following the proxy contest and reinstatement of the President and CEO

•	conducting a robust process, aided by an independent search firm, to identify qualified potential director nominees as part of the board’s ongoing board composition review and initiatives following our 2024 annual meeting, which initiatives are aimed, among other things, at allowing the board to meet its diversity commitments and preserve its foreign issuer status while taking into account specific skills and experience to enhance its current skills matrix. The process resulted in the appointment of Anne-Laure Descours to the board

•	monitoring and approving the successful issuance of a private offering of C$700 million of senior unsecured notes

•	renewing our normal course issuer bid

•	designing and implementing a one-time Aspirational incentive plan for senior management, and engaging with shareholders in connection with the plan

•	advancing the board and executive succession planning frameworks and our leadership development program

•	ensuring the board’s effectiveness in carrying out its responsibilities and initiating a review of its approach to board effectiveness

•	adopting amendments to the corporate governance guidelines and reviewing the results of the board assessment process

•	conducting a comprehensive review of the decisions, initiatives, and actions, including relevant corporate records, relating to the events leading up to the board transitions in 2024

•	conducting visits of most of the manufacturing facilities in Honduras, meeting local leadership, and seeing the operations first-hand

•	overseeing work on the 2024 Modern Slavery Report in view of its approval in 2025 and distribution to shareholders in compliance with Canadian laws on modern slavery

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Year in review

The above activities were in addition to the following regular board activities in 2024:

•	overseeing the implementation and continued progress of the Gildan Sustainable Growth strategic plan and avenues for future growth

•	monitoring our operational performance including the development of the Kohinoor project in Bangladesh

•	monitoring Gildan’s outlook, financial position, performance, and ongoing development and execution of the capital plan

•	monitoring the human capital plan to support the Company’s strategy and its progress towards its diversity goals

•	managing CEO and leadership succession matters

•	overseeing the performance measures, weightings, and payout ranges in the incentive compensation plans to ensure alignment with plan objectives and Gildan’s long-term strategic plan

•	monitoring risks, including cybersecurity risk and broader macroeconomic and geopolitical risk

•	carrying out good governance with a review of auditor tenure and thresholds for board approval, and updating the skills matrix with the new directors’ skills and experience

•	monitoring the impacts of the implementation of Global Minimum Tax on the Company

•	monitoring the Company’s evolving regulatory environment as a publicly traded company and a foreign private issuer under U.S. securities laws

Board responsibilities and highlights of 2024 workplan

Strategic planning and operational oversight	Received updates on the development of the Kohinoor project in Bangladesh
Received updates on the strategic risks, competitive landscape, and human capital plan required to successfully execute the strategic plan
Received updates on capacity optimization and expansion plans, strategic business initiatives, and key risk items
Reviewed and approved Gildan’s fiscal 2024 capital and operating budgets
Monitored Gildan’s financial position and outlook
Approved the successful issuance of a private offering of C$700 million of senior unsecured notes
Reviewed Gildan’s enterprise risk management (ERM) program, including crisis management and business continuity preparedness
ESG strategy	Monitored progress on Gildan’s 2030 near-term emission targets for Scopes 1, 2, and 3 which were validated by the Science Based Targets initiative (SBTi)
Monitored progress on Gildan’s sustainability-linked loan, an amended and restated credit agreement in respect of its existing $1 billion revolving credit facility, which includes terms that reduce or increase Gildan’s borrowing costs based on our annual performance against three announced ESG targets: Climate change, Circularity, and Diversity, equity, and inclusion (DEI)
Continued its commitment to ESG targets by maintaining the 25% weighting of ESG goals in the strategic objectives tied to the annual short term incentive award for Gildan’s senior executives
Together with management and the Governance committee, continued to evolve the ESG strategy, including monitoring the plans and progress for the five focus areas of the Next Generation ESG strategy and management’s plans for communicating our sustainability and social responsibility platform
Cybersecurity	Oversaw cybersecurity risks and mitigation plans, and monitored compliance with applicable privacy laws
Reviewed the information technology strategy, including our approach to risks related to cybersecurity and the use of artificial intelligence, as well as related mitigation plans
Oversaw privacy law compliance, including latest applicable privacy requirements in Canada and in the U.S.
Management oversight	Oversaw corporate disclosures and key corporate communications
Ensured Gildan maintains a culture of integrity and compliance
Met regularly with management to ensure continued mitigation of risks and challenges relating to geopolitics and the macro economy
Board skills and composition	Together with management and the Governance committee, reviewed the composition, skills, and diversity of the board to identify gaps and target specific expertise to enhance the board’s composition and the breadth and depth of expertise
Board effectiveness	Updated board effectiveness measures, including the implementation of a revised board evaluation questionnaire for the New Board
Succession planning	Together with the HR committee, oversaw the continued development and readiness of the succession plans for the senior executive officers, as well as development plans for senior leadership, including the CFO transition and executive leadership changes announced on February 19, 2025
Ensured continued monitoring on CEO succession matters
Appointed the board chair and committee chairs following the election of the New Board and monitored board succession planning matters
Conducted a director candidate search resulting in the appointment of Anne-Laure Descours to the board

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Year in review

Continued to conduct a robust process, aided by an independent search firm, to identify qualified potential director nominees as part of the board’s ongoing board composition initiatives
Engaged extensively with shareholders with respect to the CEO transition and related shareholder matters
Governance	In light of the newly constituted board, focused on assessing existing governance policies and practices and making enhancements where practical, including age and term limits for members of the board
Board committees	Received quarterly reports from each standing committee on matters discussed at their meetings and recommendations for board approval
Reviewed the mandates and working plans for the Audit committee, HR committee, and the Governance committee, and launched a thorough review for 2025 in light of the board overhaul following the proxy contest

The board meets at least quarterly at regularly scheduled meetings. You can read more about the board beginning on page 37. A copy of the board’s mandate is set out in the Appendix A beginning on page 99 and on our website (www.gildancorp.com).

The board’s three standing committees are each summarized below, including their membership, key responsibilities, and highlights of their 2024 workplan. Each committee has a mandate which complies with applicable Canadian laws and regulations, the disclosure and listing requirements of the TSX, the NYSE governance standards, and applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002. Each committee meets at least quarterly at regularly scheduled meetings. Copies of the committee mandates are available on our website (www.gildancorp.com). The Chair of the Board is not a member of any board committees and attends committee meetings as an ex-officio member.

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Year in review

Board committees

The board maintains three standing committees. This section of the circular summarizes the governance and responsibilities of each committee as well as highlights of their workplan for the fiscal year ended December 29, 2024.

Audit and finance committee

The Audit committee oversees and monitors Gildan’s financial statements and reporting, risk management, internal controls, internal and external auditors, and capital allocation plans. It also oversees the management of financial risk stemming from fluctuations in commodity prices, foreign currency and interest rates.

Governance

100% independent MEMBERS[1] Ghislain Houle (chair) Michener Chandlee Karen Stuckey J.P. Towner
•	All members of the Audit committee are independent and financially literate within the meaning of the terms set out by the CSA’s Audit Committee Rules and the NYSE Corporate Governance Standards	1 Since May 24, 2024.

•	Ghislain Houle, chair of the Audit committee, J.P. Towner, and Michener Chandlee, each appointed members of the Audit committee on May 24, 2024, have accounting or related financial experience and are deemed audit committee financial experts according to the rules of the SEC and the listing requirements of the NYSE and as determined by the board

•	The Audit committee assesses the external auditors annually based on several criteria including audit quality, appropriateness of audit fees, auditor independence, and communications with the Audit committee

•	The chair of the Audit committee and the lead audit partner have a direct working relationship

•	The internal and external auditors maintain a direct line of communication with the Audit committee. Each meets separately with the Audit committee, without management present, at least once every quarter

•	The Audit committee sets aside time at every meeting to meet without management present

Responsibilities and highlights of 2024 workplan

Oversight of financial reporting	Reviewed the annual and quarterly consolidated financial statements, MD&A disclosure, and earnings press releases with the external auditors prior to their release, filing, and distribution
Reviewed, as appropriate, other filings containing financial information with the external auditors prior to their release, filing, and distribution
Reviewed the quality, appropriateness, and disclosure of Gildan’s accounting principles and policies, underlying assumptions, and reporting practices
Reviewed and approved amendments to the Company’s policy on non-GAAP financial measures
Reviewed the representation letter from management to the external auditors
Reviewed the external auditors’ quarterly review engagement report
Reviewed the results of the external audit, identified any issues, and oversaw management’s response/action plan
Financial planning	Reviewed with management considerations for providing guidance
Reviewed with management capital structure considerations, including dividend and share repurchase recommendations and debt structure plans
Reviewed with management financial arrangements
Reviewed with management the issuance of a private offering of C$700 million of senior unsecured notes
Financial risk management and disclosure controls	Monitored the integrity and quality of Gildan’s accounting and financial reporting process, disclosure controls, and procedures, and systems of internal control, through independent discussions with management, the external auditors, and the internal auditor, including receiving management’s reports and the reports by the auditors
Oversaw processes, controls, risk and risk mitigation analyses, scheduling and KPI’s assessments, tests, and risk mitigation actions relating to the multi-year expansion of the Bangladesh manufacturing operations (Kohinoor)
Continued to monitor Gildan’s foreign private issuer status
Oversight of internal audit and internal controls	Continued to provide advice, support, and direction to internal audit leadership
Oversaw the execution of the fiscal 2024 internal audit plan and the development of the internal audit plan for fiscal 2025

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Year in review

Tax matters	Monitored developments on a global minimum tax rate, including potential impact on Gildan’s tax structure and global tax policy
Leadership development	Worked with management to continue to provide opportunities for exposure to key divisional and finance managers and provided support to new leaders in key corporate finance roles
Ensured a strong finance succession plan for all key finance roles
Oversight and independence of external auditors	Conducted performance evaluations and monitored the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits
Oversaw the relationships between the external auditors and Gildan, and reviewed and approved the fees paid to the external auditors for all audit and non-audit services in accordance with Gildan’s policies
Reviewed the internal quality control procedures of the external auditors
Reviewed the fiscal 2024 audit plan prepared by the external auditors, including changes and updates from 2023
Monitored the performance of the lead partner as well as other partners involved in the fiscal 2024 audit
Risk management and cyber security	Reviewed Gildan’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices, and interest rates, and received quarterly updates from management’s Financial Risk Management Committee
Continued to oversee the plans, processes, controls, risk assessments, tests, and risk mitigation actions relating to cybersecurity
Received quarterly reports on cybersecurity, including trends, incidents, action plans and privacy compliance, and reports on the cybersecurity risk quantification and cybersecurity maturity level assessments conducted by independent third parties
Reviewed management’s progress in implementing an enhanced supply chain planning system
Reviewed Gildan’s mitigation strategies, including insurance coverage and outstanding claims
Investors relations	Reviewed Investors Relations reports, including market highlights, stock performance, and feedback received
Fraud and ethics	Received quarterly reports on concerns or complaints received through the whistleblowing hotline and, where appropriate, initiated investigations
Governance	In light of the newly constituted board, established new committee objectives for the year and monitored progress
Reviewed events leading up to and relating to the proxy contest initiated by Browning West

You can read more about the Audit committee in our 2024 annual information form on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

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Year in review

COMPENSATION AND HUMAN RESOURCES COMMITTEE

The HR committee oversees Gildan’s human resources policies and practices including the appointment, compensation, and performance of executive officers, talent retention, and succession planning. The HR committee is also responsible for the oversight of risks related to compensation and employee health and safety matters at Gildan’s operations worldwide.

Governance

100% independent MEMBERS[1] Peter Lee (chair) Ghislain Houle Mélanie Kau Karen Stuckey
•	All members of the HR committee are independent (see page 41)	1 Since May 24, 2024.

•	The chair of the Audit committee (Ghislain Houle) is also a member of the HR committee

•	The HR committee sets aside time at every meeting to meet without management present

Responsibilities and highlights of 2024 workplan

Compensation program – New Board	Conducted a thorough review of the competitiveness and design of senior executive compensation plans and their effectiveness in incentivizing short- and long-term strategic results
Reviewed the performance measures and weightings, and payout ranges in the annual STIP and LTIP programs to ensure alignment with plan objectives and Gildan’s long-term strategic plan, including ESG incentive-related compensation and linking of ESG strategic goals to performance pay
Reviewed and updated the compensation comparator group used for benchmarking
Benchmarked compensation programs against the compensation comparator group and assessed associated risks
Reviewed the compensation comparator group for the relative performance assessment under the LTIP and decided to establish a separate performance peer group, consisting of companies operating primarily in the apparel industry
Reviewed the relevance and appropriateness of the compensation measures under the STIP and LTIP variable incentive programs and approved the measures and weightings for fiscal 2025
Recommended a one-time Aspirational incentive plan for 2024 for senior management, and engaged the services of a compensation consultant for this specific compensation initiative in 2024
Engaged with shareholders on the key components of the Aspirational incentive plan and took feedback into account as part of the final plan design
Reviewed and approved the fiscal 2024 incentive compensation for senior management and recommended to the board for its review and approval
Reviewed the committee’s external compensation consultant including their independence, objectivity, and performance
CEO reinstatement – New Board	Reviewed and approved the terms of employment for Mr. Chamandy following his reinstatement on May 24, 2024, including the reinstatement of past compensation and related matters
Reviewed and approved new objectives for the year for the CEO and senior executives and monitored the progress.
Organization and succession planning	Reviewed organization planning and development initiatives to ensure alignment with the long-term strategic plan and provide adequate resources to support identified growth opportunities in sales, supply chain, and manufacturing, to ensure that Gildan has the capacity to respond effectively to rapidly evolving market conditions
Reviewed the existing succession plans for the CEO and other senior executives, including related to a CFO transition and executive leadership changes announced on February 19, 2025
Human resources matters	Received updates from management on strategic labour issues including regulatory developments, emerging labour trends, union activity, and collective bargaining matters in key locations
Continued to monitor Gildan’s occupational health and safety performance to ensure the culture of safety remains a high strategic priority, reviewed the Company’s processes to ensure there is a safe work environment for all employees free of any form of harassment or intimidation, and reviewed periodically summaries of any harassment issues and the Company’s response
Reviewed and assessed key human resource strategic plan initiatives
Received regular reports on employee turnover
Governance	Continued to monitor and respond, as necessary, to regulatory and governance developments affecting executive compensation
In light of the newly constituted board, established new committee objectives for the year and monitored progress

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Year in review

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY COMMITTEE

The Governance committee monitors Gildan’s corporate governance and practices, including the composition and performance of the board and its committees. The Governance committee also monitors compliance with Gildan’s policies and practices relating to business ethics, bribery and corruption, as well as environmental and social responsibility matters, including climate change, labour, human rights, health and safety, and other sustainability issues.

Governance

100% independent MEMBERS[1] Mélanie Kau (chair) Michener Chandlee Peter Lee J.P. Towner
•	All members of the Governance committee are independent (see page 41)	1 Since May 24, 2024.

•	The Governance committee reviews the mandates of each board committee annually

•	The Governance committee sets aside time at every meeting to meet without management present

Responsibilities and highlights of 2024 workplan

Composition and diversity of the board and committees	Focused on understanding the board’s succession planning needs, including the board chair and committee chair positions, taking into consideration the board’s skills matrix and diversity, its foreign private issuer status, and the board’s term and age limits and recommended adjustments as necessary
Renewed its diversity commitments
Director recruitment and onboarding	Launched a robust process after the 2024 annual meeting, aided by an independent search firm, to identify qualified potential director candidates. Screened potential candidates and recommended Anne-Laure Descours to the board
Director compensation	Conducted a review of director compensation with the assistance of WTW, the committee’s compensation consultant, to ensure compensation is appropriate and competitive with the market, resulting in maintaining the current fee schedule despite WTW’s recommendations to increase certain aspects
Reviewed and approved the waiver of Peter Lee’s director compensation and share ownership requirements (see page 24)
Director education	Developed an onboarding and education plan for the New Board with a view to quickly deepen understanding of the Company’s business and operations, and strategic/operational risks and activities
Corporate governance matters	Monitored Gildan’s corporate governance policies, practices, and disclosure and presented recommendations to the board
Reviewed the age and term limits for the board and recommended for approval amendments to the corporate governance guidelines
Reviewed the applicability of the clawback policy
Reviewed and confirmed all board and committee mandates to ensure they reflect current responsibilities and initiated a thorough review for 2025
Reviewed and approved related party transactions relating to the reimbursement of certain costs and fees incurred by related parties in connection with the proxy contest and related matters
Reviewed voting results from the 2024 annual meeting of shareholders, including say-on-pay, as well as investors’ comments on voting to understand trends
Reviewed the Company’s shareholder engagement policy and plan, and engaged with shareholders on executive compensation matters and social compliance
Board effectiveness	Reviewed the evaluation process for board effectiveness including the implementation of a revised board evaluation questionnaire tailored for the newly constituted board to be followed by one-on-one meetings with the Chair of the Board
Regulatory and compliance	Monitored regulatory developments in corporate governance as well as best practices, including as it relates to ESG
Received reports on compliance matters in fiscal 2024, including compliance with applicable laws, the code of ethics, and other key Company policies as well as the global compliance awareness training program
Oversaw privacy law compliance, including the latest applicable privacy requirements in Canada and the U.S.
Focused on understanding the Company’s compliance framework

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Year in review

ESG matters	Gained understanding of the Company’s ESG journey and current strategy and commitments as well as its overall approach to ESG practices, and reviewed current ESG reporting
Monitored the implementation of Gildan’s Next Generation ESG strategy and reviewed any shareholder proposals from last five years to understand context
Monitored progress on climate-related goals
Monitored progress and implementation of the modern slavery legislation and supplier code of conduct
Received a presentation on Gildan’s 2023 ESG report issued on June 18, 2024
Received quarterly reports on Gildan’s corporate social responsibility program and initiatives
Ethics and compliance	Received quarterly reports on Gildan’s ethics and compliance activities and programs, including any compliance risks or issues that were identified by management or through the whistleblowing procedures
Governance	In light of the newly constituted board, established new committee objectives for the year and monitored progress

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GOVERNANCE Our board of directors considers strong and transparent corporate governance practices aligned with shareholder and other stakeholder interests to be an important factor in the overall success of Gildan and is committed to adopting and adhering to high standards in corporate governance. WHERE TO FIND IT 37 About the board 37 Structure and size 39 Diversity and independence 42 Key areas of focus for the board 45 Board assessment 46 Tenure and board renewal 47 Engagement and communications 48 Expectations of directors 48 Conduct 49 Serving on other boards 50 Attendance 51 Share ownership 51 Skills and development 55 Director compensation

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Governance

A strong corporate governance framework is key to our continued success.

The board considers strong and transparent corporate governance practices to be an important factor in the overall success of Gildan. It strives for continuous improvement in its corporate governance practices to maintain effective oversight of Gildan’s business affairs and management and to ensure the governance framework continues to meet regulatory requirements and reflect evolving best practices.

ADHERING TO HIGH GOVERNANCE STANDARDS

Gildan is a public company and our shares are traded on the TSX and NYSE. Gildan is committed to high standards in corporate governance and complies with applicable corporate governance guidelines and requirements in Canada, as well as the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the United States.

Our corporate governance guidelines provide an overview of the principles, policies, and practices of the board. They are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the Company. You can find a copy of the corporate governance guidelines on our website (www.gildancorp.com).

Key practices

Independent board chair (page 37)	The Chair of the Board provides board leadership and is independent, which is important for the board’s ability to function independently of management and provide effective oversight
Independent directors (page 41)	All directors, except the President and CEO, are independent, and only independent directors may serve on the board’s standing committees, which helps ensure they are strong independent advocates for the long-term interests of shareholders
Limited outside directorships (page 49)	Directors may serve on only four public company boards – all of our directors are within the limits aimed at ensuring adequate time for appropriate oversight
In camera meetings (page 51)	Independent directors meet without management at each board and standing committee meeting
Director term limits (page 46)

Directors may not be nominated for re-election after reaching age 75 (increased from 72 in 2024) or 15 years of service, whichever is earlier, to ensure board renewal and maximize board effectiveness over the long term

Board and committee chair positions are also subject to term limits

Director share ownership requirements (page 51)	Each independent director is expected to meet our director share ownership requirements within five years of joining the board, aligning director interests with those of shareholders
Rigorous board assessment process (page 45)	A formal assessment process is undertaken every year to continuously improve the performance of the board and committees and a review of board, committee, and director effectiveness by independent advisors is conducted every three years
Board education program (page 54)	New directors participate in a formal onboarding program, and directors participate in a continuing education program to keep their skills and knowledge current for effective oversight
Board diversity policy (page 39)	Gender, age, ethnicity, and geographic background, along with experience and required skillsets, are considered when choosing qualified director candidates. We believe a diverse board is a business imperative and can best serve stakeholder interests and oversee our strategic direction to help us achieve strong long-term performance
President and CEO and senior executive succession planning (page 44)	The board annually reviews its management succession plan that includes the President and CEO and other senior executive officers
Code of ethics (page 48)	Our code of ethics applies to directors, officers, and employees and serves as a guide to Gildan’s operations and business practices throughout the world to ensure decisions are consistent with our core values and principles

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Governance

About the board

Structure and size

The board is responsible for the supervision of the management of Gildan’s business and affairs, with a view to the long-term interests of Gildan and its shareholders. The board has a duty of stewardship and monitors management’s performance and approves our corporate goals and objectives.

Board structure

The board is led by a non-executive, independent chair, which is important for providing board leadership and the board’s ability to function independently of management and provide effective oversight. On May 24, 2024, Gildan announced that the board of directors had appointed Michael Kneeland as non-executive Chair of the Board, following his appointment to the board in the context of the outcome of the proxy contest as a Gildan director.

In addition to all matters which fall under the CBCA and other applicable legislation, rules, and regulations, and our articles and by-laws, the board also approves matters of policy and all proposed actions which are not in the ordinary course of operations, such as all material transactions.

The mandate of the board provides the framework for key governance items and outlines the board’s main responsibilities and is reviewed and approved annually (see Appendix A beginning on page 99).

As discussed on page 30, the board has three standing committees to help it conduct its business and carry out its responsibilities as shown below. Each standing committee has a mandate that sets out its responsibilities and qualifications for membership, structure, and operations. The mandates are reviewed and approved annually.

KEY THINGS TO NOTE

• The board and each committee are chaired by an independent director

• The board committees are currently entirely composed of independent directors

• The board and each committee have a written mandate

• The board and each standing committee meet quarterly at regularly scheduled meetings

• The board and each committee have the knowledge, experience, and background required to fulfill their respective mandates

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Governance

The board and its standing committees set out an annual workplan every year (see page 27). All board and committee meetings must have a majority of directors present for meetings to proceed. The Chair of the Board is not a member of any of the board’s standing committees and the board has an open committee format that encourages directors to attend all committee meetings, regardless of their membership, on a non-voting basis.

The board has also adopted formal position descriptions for the Chair of the Board, standing committee chairs, and the President and CEO as summarized below:

CHAIR OF THE BOARD	COMMITTEE CHAIRS	PRESIDENT AND CEO

•    Manages the board and ensures that the board carries out its mandate effectively

•    Ensures the boundaries between board and management responsibilities are respected

•    Acts as a liaison between the board and management

•    Chairs all meetings of the board and oversees the conduct of the meetings

•    Works with the President and CEO

•    Provides leadership to enhance board effectiveness, ensuring that the board works as a cohesive group

•    Communicates with the board on important issues in between meetings

•    Manage their respective committee and ensure that it carries out its mandate effectively

•    Provide leadership to enhance the committee’s effectiveness

•    Ensure the committee discharges its duties and responsibilities

•    Report regularly to the board on the business of their committee

•    Make recommendations to the board as appropriate

In conjunction with the management team, the President and CEO is responsible for the following:

•    Managing Gildan’s strategic and operational agenda

•    Executing the board’s decisions

•    Advising the board regularly on the results being achieved and presents alternative plans and strategies for approval, in keeping with evolving business conditions

•    Providing support to and ensuring development of the executive management team, including executive succession planning

The position descriptions and standing committee mandates are available on our website (www.gildancorp.com).

In performing their responsibilities, the board and committees may, subject to advising the Chair of the Board, engage external consultants for advice and assistance at Gildan’s expense. An individual director may also retain an outside advisor at Gildan’s expense, as long as it is approved by the Chair of the Board.

Board size and composition

Our articles require the board to have a minimum of five and a maximum of 12 directors (as determined by the board from time to time) and the mandate of the board requires a majority of directors must be independent (see page 41 for details about director independence).

The Governance committee is responsible for monitoring the size and composition of the board. It reviews the size and composition of the board and committees regularly with the board to promote continuity and efficient decision-making.

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Governance

About majority voting

The election of directors at our 2025 annual meeting of shareholders is governed by the majority voting requirements under the CBCA. Pursuant to these requirements, in an uncontested election of directors, a nominee must receive a majority of the votes cast for his or her election in order to be elected as a director. If a nominee does not receive a majority of the votes cast for his or her election, they will not be elected to the board and the board position will remain open except in limited circumstances. However, if the nominee is an incumbent director, he or she may continue in office for 90 days following the vote or until the day a successor is appointed or elected, whichever is earlier. Shareholders will be allowed to vote for or against a nominee. We will disclose the voting results on the election of each director promptly following the shareholder meeting on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Diversity and independence

Board diversity

The board considers diversity to be an essential element of board effectiveness. A diverse board possesses a balance of skills, experience, and expertise and a diversity of perspectives that are relevant to Gildan’s business and strategic objectives. Moreover, in today’s highly competitive talent market, diversity is a business imperative that helps Gildan and its board attract and retain the brightest and most talented individuals.

When identifying potential director candidates, the board expects the Governance committee to consider the skills, experience, and expertise of a candidate, as well as the benefits of diversity and the needs of the board. As set out in our board diversity policy, diversity includes gender, sexual orientation, visible minority status, age, religious affiliation, ethnicity, ancestry, social status, and other personal characteristics. We seek out diverse candidates in all director searches. The board considers the optimal mix of skills and backgrounds to serve the interests of our stakeholders, support our diversity goals, and oversee Gildan’s strategic direction, and also takes into account broader societal and industry trends and issues.

The Governance committee reviews and monitors the implementation of the policy and reports the results to the board annually. In April 2022, the board committed to achieving at least 30% women representation on the board by our 2023 annual meeting of shareholders. This commitment is further to the board’s prior stated objective in 2021 to have at least 30% representation of persons who self-identify as women, visible minorities, Aboriginal peoples (First Nations, Inuit, and Métis), and/or persons with disabilities, as well as to have representation on the board of at least one racially/ethnically diverse director. The New Board has confirmed its commitment to these targets and initiated a director recruitment process taking into account its diversity targets among other criteria, including considering an increase to the board’s size over time, in order to broaden its diversity attributes and enhance its overall skillset. With the recent appointment of Anne-Laure Descours, the board currently consists of nine directors with eight standing for re-election at the 2025 annual meeting (compared to 12 directors on the Previous Board).

One of the three board committees is currently chaired by a woman and three of the nine current directors of Gildan self-identify as a member of one of the designated groups as defined in the Canadian Employment Equity Act. The board currently has three directors (33%) who self-identify as women. Additionally, no director self-identifies as a visible minority, or as LGBTQ+. Of the eight nominated directors, three (37.5%) self-identify as a member of one of the designated groups as defined in the Canadian Employment Equity Act, with three (37.5%) self-identifying as women.

The table below sets out the diversity of the board by the four designated groups as defined by the Canadian Employment Equity Act as of March 18, 2025:

(as at March 18, 2025)	Women	Visible minorities	Aboriginal peoples	Persons with disabilities
Number of directors	3	0	0	0
% of nominees	37.5%	0%	0%	0%

A copy of the board diversity policy is available on our website (www.gildancorp.com).

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Governance

Management diversity

As a global company with offices, operations, and employees across multiple regions worldwide, DEI stands as one of Gildan’s strategic priorities. We are steadfast in our commitment to foster a workplace environment where everyone feels a strong sense of belonging. As of December 29, 2024, women employees represented 42.7% of Gildan’s global workforce.

While Gildan has not set specific targets for the representation of women and other designated groups at the senior executive officer level due to the small size of this group, in early 2022 we set a goal of achieving gender parity at the director level and above by 2027. As of the end of fiscal 2024, we had reached 32.3% gender parity, slightly ahead of the interim target we had set for ourselves.

We recognize that in order to achieve a better, more representative balance of women and other diverse candidates in executive officer positions, Gildan must ensure that it properly develops and recruits an appropriate talent pipeline. We are advancing our work in this area, and it is one of the Company’s strategic initiatives (see pages 41 and 45).

To further support the achievement of our gender parity target, in May 2021, Gildan launched its Women in Leadership Program to bring together a group of talented women across Gildan for a comprehensive and engaging leadership development experience. The program aims to promote the advancement of women in leadership roles. This program seeks to bring together a diverse group of leaders from a variety of cultural backgrounds, age groups, tenures, and seniority levels. Participants are selected based on their job performance, leadership potential, engagement, communication skills, and their ambition to further grow in the organization. Since its inception, more than half of the program participants have either been promoted or offered lateral opportunities, enhancing their professional development.

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GOVERNANCE

About DEI at Gildan

Gildan is committed to DEI on the board and in the workplace. This includes a commitment to ensuring there are no systemic barriers or biases in the Company’s policies, practices, and procedures. Gildan’s diversity, equity, and inclusion policy encourages representation and participation of diverse groups of people at all levels of Gildan globally and has three objectives:

•     Formalize and systematize DEI through Company policies and procedures

•     Cultivate a DEI culture that promotes an inclusive environment through awareness-raising, learning initiatives, and tangible actions

•      Provide regular updates to reinforce accountability to commitments. The policy defines DEI as well as accountability structures, leadership expectations, and employee responsibilities

We partner with diversity organizations, conduct comprehensive DEI training across the organization, benchmark our current practices, and introduce sponsorship programs for high potential and diverse talent. Gildan considers the level of representation of women and other members of designated groups, and works as appropriate to promote and empower the advancement of these individuals in leadership roles generally.

Building awareness and measuring engagement

We highlight or celebrate a variety of important days and months such as International Women’s Day, Black History Month, Juneteenth, Hispanic Heritage Month, International Men’s Day, as well as other locally led initiatives for country specific celebrations to promote inclusion, raise awareness against bias, and take action for equality.

Our training program is an essential component of our ongoing efforts to promote DEI throughout Gildan’s locations and foster strong leadership and an inclusive workplace. We publish quarterly insights in collaboration with Gildan locations to raise awareness on topics such as invisible disabilities, moving beyond tolerance with the LGBTQ+ communities, the impact of charity, and the return on investments in DEI. Our global internal mini-series Authentic Connections provides important takeaways to help people managers and individual contributors navigate conversations and situations around authenticity, trust, integrity, recognition, giving and receiving feedback, and failure. Every human resources process is reviewed through a lens of inclusion. We are also incorporating succession planning strategies and talent acquisition best practices to advance DEI at Gildan.

We measure engagement and inclusion regularly. Our 2024 Global Engagement and Inclusion survey was designed for hourly employees to provide feedback on various aspects of employee experience, such as work culture, engagement, inclusion, manager relationship, and the work environment. We achieved a 95% response rate, and overall results were positive and indicated strong engagement and inclusive workplace scores.

Director independence

Director independence helps ensure our directors act in Gildan’s best interests.

Our board must have a majority of independent directors as set out in the mandate of the board. As noted earlier, all of this year’s nominated directors are independent, except Glenn J. Chamandy as he is the President and CEO of Gildan.

Director independence is determined by the board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

DEFINING INDEPENDENCE

A director is independent if he or she meets the standards of independence established under applicable regulations. These include Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002, and Section 1.2 of the CSA’s National Instrument 58-101 (Disclosure of Corporate Governance Practices).

Avoiding conflicts of interest

All members of the board are committed to acting in Gildan’s best interests.

In accordance with our corporate governance guidelines, if a director has a material interest in a transaction involving Gildan, or otherwise identifies the existence of a potential conflict of interest, the director must declare the conflict, or potential conflict, at the beginning of the board or committee meeting, and then recuse themselves from any discussions of the matter or vote on the matter.

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Related party transactions

In accordance with our related party transactions policy, directors must disclose their interest in any potential or existing related party transactions and the Governance committee will decide to approve, disapprove, or require that certain actions be taken in relation to the related party transaction to ensure that the terms of the transaction are at arm’s length, any value paid in the transaction represents fair market value, and that the transaction is in Gildan’s best interests.

In 2023, the board adopted a related party transaction policy to formalize the review of related party transactions. The Governance committee is responsible for reviewing and approving any related party transaction (as defined under the policy). The policy sets out guidelines for identifying, reviewing, and approving transactions between Gildan and its related parties, in accordance with applicable law and disclosure standards.

Changes in a director’s occupation

When a director’s principal occupation or business association changes substantially from the position he or she held when joining the board, in accordance with our corporate governance guidelines, the Governance committee will review the impact of the change and will make a recommendation to the board of any action to be taken, including requesting the director’s resignation.

Key areas of focus for the board

The board oversees areas that are critical to Gildan’s long-term success.

Strategic planning

The board is actively engaged in our corporate strategy, overseeing the strategic planning process, and monitoring our progress in achieving our strategic objectives.

The board holds a special meeting with management every year to review Gildan’s annual and long-term strategic plans. This includes discussing and analyzing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. It also sets aside time at each quarterly meeting to receive an update from management and to discuss the progress of Gildan’s annual and long-term strategic plans.

The breadth and depth of skills and experience on the board provide for constructive dialogue, healthy debate, added perspective, and an effective sounding board for management.

The board approves the annual objectives for the President and CEO and measures success against these objectives.

Risk oversight

We believe a good business strategy should include sound risk management practices and the vision to see the opportunities within those risks. By understanding the most critical risks facing our business, including those related to ESG, we can proactively put in place systems to mitigate those risks while pursuing any opportunities they present, and foster a culture of risk and opportunity awareness across the Company.

The board provides risk oversight as a whole and through its committees based on our risk governance framework, which sets out specific policies and processes for the continuous assessment of risks to our business. These include risks related to our operations, finances, compliance, cybersecurity, strategy, and the environment, including climate change as well as geopolitical, macroeconomic, social, and human rights risks. You can read more about each committee’s responsibilities beginning on page 30.

Risk management

Gildan’s management team is responsible for the ongoing management of risk. Our risk management team conducts an annual assessment of our strategic and operating risks. The results are compiled into a registry that is used to develop and track mitigation strategies and key risk indicators. The results of this process are communicated to the board and to the senior executive management team.

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Our Director, Enterprise Risk Management has responsibility for operational risk management. He oversees risk management, including the various mechanisms that monitor and report risks to the board, and reports to the Senior Vice-President, Finance. Our Director, Internal Audit is the highest-ranking person charged with internal audit. She oversees the internal audit group, and reports functionally to the Audit committee to ensure independence from management and administratively to the Executive Vice-President, Chief Financial Officer.

The following occurs under the board’s guidance and oversight:

•	Our Internal Audit group conducts periodic reviews to ensure that management has implemented robust compliance programs and procedures to mitigate risks, including those related to our social, environmental, and health and safety practices

•	Our Social Compliance team supports this process and conducts compliance audits for our facilities and third-party contractors

•	Our Legal and Compliance team provides training and oversees an annual recertification process of certain important policies

•	Our Information Technology team conducts periodic cyber-risk mitigation exercises by completing awareness outreach, tabletop exercises, phishing tests, and external vulnerability scans

•	A data privacy sub-committee, established in 2023, monitors and provides quarterly updates to Gildan’s Information Security Committee on relevant privacy regulatory developments and recommends processes and procedures to enhance the security and confidentiality of the personal information processed by or on behalf of Gildan. In 2023, we also introduced new polices relating to privacy as part of our risk management. Internal audits of privacy policy compliance are now included as part of our audit plan

•	A product safety sub-committee was also created in 2023 under Gildan’s Operational Compliance Committee to oversee Gildan’s product safety compliance programs and its product safety policies, and ensure compliance with applicable product safety laws and regulations

•	Each operating unit, function, or department is also responsible for actively managing and monitoring its respective risks throughout the year

Management updates the board annually on our ERM program and reviews quarterly updates on the key risks for each of our principal business units. A review of the main risks facing our business, overall industry trends and developments, and strategic opportunities are also discussed at the board’s annual strategic planning meeting with management.

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ESG oversight and focus

Gildan places a high priority on operating responsibly, ethically, and transparently and we already have a 20-year track record of implementing, measuring, monitoring, optimizing, and reporting on our ESG priorities and progress. As part of Gildan’s commitment to continuing to enhance our disclosure controls and improve our reporting methodology, we engaged a third party to conduct limited assurance on select environmental and social performance indicators (KPIs).

ESG is one of the three key pillars of the Gildan Sustainable Growth strategy. Our vertically integrated business model drives our capacity expansion while helping us manage environmental, economic, and social risks to our business. ESG is pivotal to our ability to innovate, enabling both business growth and our ability to effectively respond to evolving societal expectations, regulations, and market fundamentals.

Our Next Generation ESG strategy and future targets announced in 2022 include our commitment to making meaningful advancements by 2030 in five key areas of focus: (i) climate, energy, and water; (ii) circularity; (iii) human capital management; (iv) long-term value creation; and (v) transparency and disclosure. In addition, we have also established 2030 near-term emissions targets for Scopes 1, 2, and 3 which were validated by SBTi.

ESG is integrated into the overall financial and operating performance review and considered in the context of the overall business. The ESG Steering Committee, co-chaired by our President and CEO and our Executive Vice-President, Chief Administrative Officer, and comprised of executive and senior management, provides leadership and guidance in the development and implementation of our ESG strategy and goals and meets on a quarterly basis. Five working groups are chaired by senior leaders and made up of cross-functional representatives who support ESG strategy development and implementation. The Centre of Excellence for ESG serves as a facilitator and integrator of sustainability across Gildan and is led by our Senior Vice-President, Supply Chain, Sales, Marketing and Distribution, and our Vice-President, Global Social Compliance and Environmental Affairs.

The Governance committee is responsible for overseeing our ESG policies and practices, including those relating to the environment, labour, and human rights, health and safety, community engagement and stakeholder relations, and other sustainability issues. The Governance committee receives a comprehensive report on ESG matters at each quarterly meeting that highlights key developments, issues, and risks in these areas.

ESG reporting

Gildan published its first sustainability report in 2004. In 2008, we began reporting our ESG performance according to GRI standards and, in 2020, we disclosed our data aligned with the Sustainability Accounting Standards Board (SASB) standards. In 2021, we released our first climate change disclosure and, in 2022, we released our first stand-alone Climate Change Disclosure Report. In 2023, we aligned our ESG report with the Global Reporting Initiatives (GRI) Universal Standards and we continue to align with SASB. We also report in alignment with the relevant United Nations (UN) Sustainable Development Goals (SDGs), where we believe we have the greatest impact. We continually monitor and review changes to ESG standards and disclosure practices and legal requirements and will evolve our reporting accordingly.

You can read more information about our ESG program and accomplishments on our website and in our 2024 MD&A, our 2023 ESG report, and our 2022 climate change disclosure report. These documents are available on our website (www.gildancorp.com). Information in our 2023 ESG report and on our website does not form part of and is not incorporated by reference in this circular.

Succession planning

The board, through the HR committee, is responsible for succession planning. Given the events that led to the proxy contest with the sudden termination without cause of Glenn J. Chamandy by the Previous Board on December 10, 2023, the New Board understands the importance of a well-managed succession process.

The board maintains a comprehensive management succession plan that includes the President and CEO and other senior executives. The HR committee and the board review the succession plan at least once a year through a private session with the President and CEO. The President and CEO presents his succession plan as well as the succession plan for each of the executive officers. The board discusses the qualifications required for the key positions, the competencies, and development considerations for each potential successor candidate, and the performance of individual executives in their current roles to assess our readiness to fill potential vacancies with qualified people.

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As part of this multi-year succession planning process, the Company announced following Rhodri J. Harries’ retirement notice a CFO transition in parallel with another senior leadership change on February 19, 2025. Consequently, effective March 1, 2025, Luca Barile took on the role of Executive Vice-President, Chief Financial Officer. To further ensure a smooth transition, Mr. Harries will remain in his role as Chief Administrative Officer until his retirement on January 1, 2026.

As a good governance practice, the board also maintains a contingency plan in the event something suddenly unexpected happens to the President and CEO, or other senior executive officers. Similarly, the board has a succession plan for the Chair of the Board as well as for each committee chair.

Leadership development

Management uses an integrated approach to talent management and it has two core pillars – a competency framework that provides clear expectations for roles and performance aligned with Gildan’s needs and culture, and a performance management system that formalizes processes that drive business performance. This approach is designed to prevent siloed practices, support growing talent, and drive development towards our organizational objectives of increasing bench strength, readiness, and diversity, as well as ensuring robust succession plans for critical roles.

We recently formalized our succession planning process for key positions to help ensure business and leadership continuity. Our competency framework focuses on five core competencies: Adaptability and resilience, Initiative and entrepreneurship, Teamwork and inclusion, Communication, and Work management. All networked employees have access to the Gildan Academy, our learning and development system aligned with our competency framework. This process also includes an annual talent management calendar, providing consistency and visibility of the talent cycle and empowering each employee to take ownership of their development journey at Gildan.

For all leadership positions, we require a diverse candidate slate for both new hires and when identifying internal candidates through our succession planning process. We also provide training for our recruiters to help ensure inclusive hiring practices.

Leadership development programs across Gildan

•	ASPIRE – a new four-month, global senior leadership program designed to provide leaders with the knowledge and skills needed to respond to real-life challenges faced by senior management.
•	Leading the Gildan Way – a 10-month global leadership program that equips first-line managers with skills to effectively lead and inspire teams in a way that supports Gildan’s core values and code of conduct (see page 48). To date, more than 400 employees from eight countries have graduated from the program.
•	Gildan Genuine Training Leadership Certification program (Central America) – focuses on training supervisors on topics such as productivity, communication, coaching, feedback, conflict resolution, and decision-making.
•	School of Leadership – a five-module training program designed to help people in management-level positions such as supervisors, chiefs, and newly promoted leaders understand Gildan’s leadership expectations and reinforce our strong culture across the organization.
•	Women in Leadership program – a six-month program to promote the advancement of women in leadership roles by bringing together a diverse group of leaders from a variety of cultural backgrounds, age groups, tenures, and seniority levels. Participants are selected based on their job performance, leadership potential, engagement, communication skills, and high probability of retention (see page 40).
•	Internal leadership assessments to guide leaders in their development journey including 360-degree feedback and Hogan Leadership assessment.
•	Annual Global Nomination Campaign – new program for employees to submit nominations for a leadership program for the following year as part of our strategy to empower each employee to take ownership of their development journey at Gildan.

Board assessment

The Governance committee is responsible for the board assessment process, a comprehensive process that involves assessing the performance and effectiveness of the board as a whole, the committees, committee chairs, and individual directors. The assessment is conducted annually by the Governance committee and every third year includes an external assessment conducted by a third party.

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GOVERNANCE

The board assessment process has two parts: (i) questionnaires completed by individual directors and (ii) one-on-one sessions with the Chair of the Board. Directors complete a series of board self-assessment questionnaires about a wide range of topics including the functioning of the board (meetings, agendas, board discussions, and board materials), board composition, governance practices, related party transactions, the board’s goals, as well as major board priorities such as Gildan’s strategic and operating plans, ESG strategy, reporting, and oversight, corporate performance assessment, risk, succession planning and organizational development, executive compensation, and capital allocation. Responses are collected and compiled by the Corporate Secretary team for the Chair of the Board who then meets with each director to have a candid conversation about board effectiveness and to provide individual feedback and discuss any areas for improvement.

The Governance committee prepares a summary presentation for the board, and the board and committee develop a plan for follow-up items as necessary. The Governance committee oversees the implementation of any changes and updates the board quarterly.

As the board is newly formed, the Governance committee recommended deferring the external assessment, normally performed on a three-year cycle, to a subsequent year and implementing a simplified approach to board assessment in 2024. As a result, the Chair of the Board conducted interviews with each director as explained above with a simplified questionnaire focused on six themes: the onboarding process, conduct of the board meetings, business reviews, updates, board culture and exposure to management, and board oversight.

Every two years, the board chair conducts an outreach program to foster a strong relationship between the board and management and to ensure the flow of information, create alignment on strategic direction and monitor the corporate culture. The Chair of the Board is expected to conduct a similar assessment over the next year.

Tenure and board renewal

Director term limits and retirement

The board recognizes the importance of renewal to maximize its effectiveness over the long term. In 2024, our policy was revised with a focus on stability at the board after last year’s series of events, while recognizing the need for balance in continuity and refreshment. The policy now requires a director to retire from the board at the next annual meeting of shareholders and not stand for re-election after reaching age 75 or 15 years of service on the board, whichever is earlier. In its review, the board considered the need to ensure board stability and that the previous retirement age of 72 was not in Gildan’s best interests as it would have limited the tenure of Michael Kneeland, Chair of the Board, to two years of service and Karen Stuckey to five years of service.

The board also recognizes the importance of board and committee chair renewal to ensure board and committee effectiveness. Accordingly, the policy remains unchanged and provides that the board chair may serve for a term of five years, renewable for up to an additional five years at the discretion of the board. Committee chairs may serve for a term of five years, renewable for up to an additional three years at the discretion of the board.

The board has the discretion to grant an exception to the policy and can extend a director’s tenure on an annual basis.

Recruiting new directors

The Governance committee is responsible for developing the criteria and process for selecting directors. In addition to using a skills matrix as discussed below, the Governance committee seeks to ensure that all board members and candidates possess certain qualifications and attributes, such as personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, and sound business judgment. Board members and candidates must be willing to devote the necessary time to carry out their duties and service on our board and express a willingness to represent Gildan’s best interests.

The committee uses a skills matrix to review the skillset of the board as a whole and to review the skills, competencies, and experience of director candidates. The skills matrix is based on the core expertise the board deems necessary to ensure Gildan’s success, create sustained long-term value for shareholders, provide independent oversight of management, and help ensure board effectiveness. The skills matrix is reviewed regularly and was recently updated by the New Board to reflect the directors’ skills and experience (see page 53).

The committee identifies qualified board candidates based on the board diversity policy, experience, any gaps in the skills matrix, and any upcoming director retirements. An independent search firm may be engaged to identify potential candidates to assist in the process. In the normal course, the Chair of the Board and the chairs of each committee meet with each director candidate to conduct a general assessment and discuss their interest and ability to devote the time required to serve on our board. Depending on the number of qualified candidates, a short list may be developed for presentation to the board and the most suitable candidate may be recommended for appointment to the board or nomination as a director at the next annual meeting of shareholders.

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The Governance committee recommends to the board the director nominees for election at the next annual meeting. The committee can recommend the appointment of a new director to the board at other times during the year to fill a vacant seat or to add a new seat based on Gildan’s needs and the board’s profile.

The current board is newly formed, with the eight members put forward in the proxy contest initiated by shareholder Browning West following the sudden termination without cause of Glenn J. Chamandy as President and CEO on December 10, 2023. The Refreshed Board appointed five of the eight Browning West nominees to the board effective May 23, 2024, who then appointed the three additional Browning West nominees to the board (New Board) on May 24, 2024. The New Board was then elected by shareholders at our 2024 annual meeting on May 28, 2024. In addition, Anne-Laure Descours, who brings extensive experience in the apparel and retail industry with a focus on sourcing and supply chains, was appointed to the board in March 2025.

Engagement and communications

Shareholder engagement

The board recognizes the importance of having constructive dialogue with shareholders and engages directly and regularly with shareholders.

Our shareholder engagement policy outlines how the board may communicate with shareholders, how shareholders may communicate with the board, and which topics are appropriate for the board to address. From time to time, the Chair of the Board meets with institutional shareholders to discuss governance-related matters. The Chair of the Board determines which committee chairs or other directors will attend the meetings based on the topics to be discussed. Those directors will prepare a report on the meeting for the Governance committee.

The board encourages shareholders to attend the annual meetings because they are an important opportunity for shareholders to hear directly from management and to discuss performance, strategy, corporate governance, and other important matters. The Chair of the Board is available to respond to shareholder questions.

Contacting the board

Shareholders can initiate communications and provide feedback to the board at any time. They can contact the board through our Corporate Secretary:

STAKEHOLDER ENGAGEMENT

In 2024, following its appointment and election, the New Board engaged with shareholders in connection with the Aspirational incentive plan as well as social compliance.

Gildan proactively engages with a broad range of stakeholders to inform, discuss, listen, and learn, and takes this feedback and integrates into how we do business. We engage with stakeholder organizations on a wide range of topics including the environment, labour rights, social compliance, ESG, governance, among others. Our global stakeholder engagement policy outlines how we manage stakeholder engagement. You can read more about our stakeholder engagement in our 2023 ESG report on our website (www.gildancorp.com). Information in our 2023 ESG Report and on our website does not form part of and is not incorporated by reference in this circular.

By mail: Gildan Board of Directors Gildan Activewear Inc. 600 de Maisonneuve Boulevard West, 33rd floor Montréal, Québec, Canada H3A 3J2 (Please mark the envelope Confidential)	By e-mail: corporate.governance@gildan.com

Shareholders can ask to meet with the Chair of the Board, the chair of a board committee or an individual director. The Chair of the Board will consider the request in consultation with the chair of the Governance committee and the Corporate Secretary. You can find more information about meeting requests in our shareholder engagement policy on our website (www.gildancorp.com).

Shareholders can submit proposals to be considered at the next annual meeting of shareholders (see page 14 for details).

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GOVERNANCE

Expectations of directors

Conduct

We expect each director to act honestly and in good faith and in the best interests of Gildan.

We are committed to maintaining the highest ethical standards in all our operations and business practices worldwide. We understand that our conduct with fellow employees, customers, suppliers, and other stakeholders affects the integrity and credibility of Gildan, as well as our success. That’s why maintaining strong ethical business relationships and acting responsibly is important to us.

Our code of ethics reinforces this commitment to proper conduct and serves as a framework for our operations and business practices to help ensure our employees make decisions and actions are consistent with our core values and guiding principles. It applies to all Gildan directors, officers, and employees.

Our core values and guiding principles

We operate responsibly	We act like entrepreneurs	We believe in our people

We understand that operating responsibly is critical to achieving our long-term goals. Our genuine commitment to operating ethical, safe, and sustainable manufacturing facilities influences every decision we make, down to the smallest detail. We take pride not only in the quality of our products but how they are made.

As a founding principle of Gildan’s DNA, our entrepreneurial spirit reflects our leadership’s passion to do more and continuously do better. Throughout the entire organization, we have instilled a sense of ownership and accountability to continue to drive our future growth and success.

We value empowerment and teamwork everywhere we operate, because we know that when we roll up our sleeves and work together, nothing is beyond our reach. The pride that we have in every product we make and every life we touch can be seen through our commitment to our employees, customers, investors, and partners worldwide.

The code of ethics discusses conflicts of interest, integrity and confidentiality of corporate records and information, protection and use of corporate assets, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, compliance with laws, and reporting of unethical or illegal behaviour.

Robust training

Employees participate in our code of conduct training program as well as compliance awareness training. Certain employees in supervisory positions or in non-supervisory positions with job functions that require an especially high standard of compliance must complete an annual certification process and all new employees are asked to read, acknowledge and certify that they will comply with the code when they join Gildan.

In 2024,1,061 employees were asked to complete the annual compliance certification, with all of them completing the process. The Ethics and Compliance program is administered under the Vice-President, General Counsel and Corporate Secretary.

Our code of conduct encompasses the principles set forth by the International Labor Organization (ILO), the Fair Labor Association (FLA), and various other organizations. It asserts our position on a wide range of labour and business practices and openly communicates our commitment to employees, partners, and stakeholders to always act responsibly and sustainably.

Anyone who suspects a breach can speak to their supervisor, Human Resources, the Legal department, or a member of the Ethics and Fraud Compliance Committee, or they can send an e-mail to EthicsAndCompliance@gildan.com.

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Our Ethics and Compliance Hotline allows employees and others to report a concern confidentially and anonymously. Reports are treated as confidential, to the fullest extent of the law. All reports are evaluated and addressed promptly and thoroughly. Anyone who reports or suspects a breach can make a report without fear of reprisal or retaliation if they are acting in good faith.

Serving on other boards

Limits on other directorships

We limit the number of public company directorships so our directors can devote the necessary time to fulfilling their roles and responsibilities on our board:

•	Directors may serve on a total of four public company boards, including Gildan
•	Directors who are chief executive officers or other executive officers of public companies should not hold more than two public company directorships, including Gildan
•	Gildan’s President and CEO may not hold more than two public company directorships, including Gildan.

All of the nominated directors are within our limits for public company directorships.

Directors must advise the Chair of the Board and the chair of the Governance committee before accepting an invitation to serve on another public, private, or not-for-profit board. This allows the Governance committee to assess whether the director will continue to have the necessary time to meet their commitments to our board.

Members of the Audit committee are subject to additional requirements prohibiting them from serving simultaneously on the board and audit committees of more than three other public companies. If the board determines that this would impair the member’s service on our board, the board will require the situation to be resolved. If the board determines that simultaneous service does not impair the director’s ability to serve as a member of the Audit committee, it will provide the appropriate disclosure.

Serving together on other boards

The board limits interlocking directorships to maintain director independence and to avoid potential conflicts of interest. We do not allow directors to serve together on more than two other public company boards unless it is approved by the board.

We do not have any public company board interlocks as of the date of this circular.

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Governance

Attendance

We expect our directors to attend all board meetings, all of their committee meetings, and the annual shareholder meeting, and to make their best efforts to attend any special meetings.

Directors are required to attend a minimum of 75% of board and standing committee meetings held in a fiscal year. We set board and standing committee meeting dates at least two years in advance to optimize director attendance. The Governance committee may grant an exception to this requirement if there are extenuating circumstances that prevent a director from meeting the attendance requirement.

2024 meeting attendance

	Board of directors		Audit committee	Governance committee	HR committee	Board and standing committee attendance
Glenn J. Chamandy	8 of 8	[1]	—	—	—	100%
Michener Chandlee	9 of 9		3 of 3	4 of 4	—	100%
Ghislain Houle	9 of 9		3 of 3	—	6 of 6	100%
Mélanie Kau	8 of 8	[2]	—	4 of 4	6 of 6	100%
Michael Kneeland	8 of 8	[2]	—	—	—	100%
Peter Lee	9 of 9		—	4 of 4	6 of 6	100%
Karen Stuckey	8 of 8	[2]	3 of 3	—	6 of 6	100%
J.P. Towner	8 of 9		3 of 3	4 of 4	—	94%
Former directors (prior to May 24, 2024)
Donald C. Berg[3]	12 of 12		—	—	—	100%
Maryse Bertrand[3]	12 of 12		4 of 4	5 of 5	—	100%
Lewis L. (Lee) Bird III[6]	5 of 6		—	—	—	83%
Dhaval Buch[4]	18 of 18		4 of 4	5 of 5	—	100%
Marc Caira[4]	17 of 18		4 of 4	5 of 5	—	96%
Jane Craighead[6]	6 of 6		—	—	—	100%
Shirley E. Cunningham[3]	11 of 12		—	5 of 5	5 of 5	95%
Sharon Driscoll[4]	18 of 18		4 of 4	—	5 of 5	100%
Charles M. Herington[3]	12 of 12		—	5 of 5	5 of 5	100%
Timothy Hodgson[6]	6 of 6		—	—	—	100%
Luc Jobin[4]	16 of 18		4 of 4	—	5 of 5	93%
Craig A. Leavitt[3]	12 of 12		—	4 of 4	—	100%
Lynn Loewen[6]	5 of 6		—	—	—	83%
Christopher S. Shackelton[4]	17 of 18		—	5 of 5	5 of 5	96%
Vincent J. Tyra[5]	15 of 16		—	—	—	94%
Anne Martin-Vachon[4]	17 of 18		—	5 of 5	5 of 5	96%
Les Viner[6]	6 of 6		—	—	—	100%

1	Mr. Chamandy attended 8 meetings as he could not attend the in camera meeting of independent directors held on June 28, 2024, during which his compensation was reviewed and approved.

2	Mr. Kneeland, Ms. Kau and Ms. Stuckey were appointed on May 24, 2024, while the rest of the New Board was appointed May 23, 2024.

3	Resigned from the board on May 1, 2024.

4	Resigned from the board on May 23, 2024.

Appointed to, and resigned from, the board in 2024 and served from:

5	January 15, 2024 to May 23, 2024.

6	May 1, 2024 to May 23, 2024.

In fiscal 2024, there were a total of five regular board meetings and 22 special board meetings, including meetings of the independent directors only. The Audit committee had five regular meetings and two special meetings, the Governance committee had five regular meetings and four special meetings, and the HR committee had five regular meetings and six special meetings. The 2024 meeting attendance is summarized in the table on page 15. Details of 2024 attendance for each nominee are set out in the director profiles beginning on page 16.

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Governance

Independent directors and in camera sessions

The independent directors meet separately without management present at each quarterly meeting.

Each board committee also holds separate sessions without management present at each quarterly meeting and most special committee meetings are held under the leadership of its committee chair.

In fiscal 2024, there were 51 in camera sessions held at meetings, including multiple sessions within one meeting, as follows: 29 in camera sessions of the board, nine in camera sessions of the Audit committee, seven in camera sessions of the HR committee, and six in camera sessions of the Governance committee.

Share ownership

We expect directors to own Gildan equity to align with shareholder interests and to ensure directors are focused on our long-term success. Our director share ownership policy requires each director to hold at least six times the cash portion of the annual board retainer in Gildan equity within five years of joining the board. Gildan common shares and/or DSUs that directors receive as their equity retainer count towards meeting the requirement. Directors must maintain the required ownership during their director tenure and are prohibited from purchasing financial instruments designed to hedge, monetize, or offset a decrease in the market value of Gildan’s equity securities.

The table below shows the total holdings of Gildan securities held by each director at the end of fiscal 2024. This includes Gildan shares directors may own beneficially. As discussed on page 24 and in footnote 2 below, the board waived director compensation for Peter Lee and exempted him from our director share ownership policy. Glenn J. Chamandy is not included in the table because he is required to meet our executive share ownership requirements (see page 69). Anne-Laure Descours is not included in the table below as she was appointed to the board on March 17, 2025, and has until March 30, 2030, to meet the share ownership requirements.

	Common shares	DSUs	Total shares and DSUs	Total market value of common shares and DSUs[1]	As a multiple of the 2024 director cash retainer	Meets share ownership requirements
Michener Chandlee	4,485	3,477	7,962	$373,120	4.15x	no	Directors since
Ghislain Houle	9,625	3,802	13,427	$629,199	6.99x	yes	May 2024
Mélanie Kau	—	3,782	3,782	$177,208	1.97x	no	have until May 2029
Michael Kneeland	8,774	5,181	13,955	$653,943	7.27x	yes	to meet the requirements
Peter Lee[2]	—	—	—	—	n/a	n/a
Karen Stuckey	—	2,756	2,756	$129,129	1.43x	no
J.P. Towner	—	2,097	2,097	$98,279	1.09x	no

1	Calculated by multiplying the total number of common shares and DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 27, 2024 ($46.86), the last trading day of fiscal 2024.

2	Browning West has a policy requiring its employees sitting on a board of a portfolio company to waive any board compensation. As such, the board waived director compensation for Mr. Lee and exempted him from our director share ownership policy (see page 24). As of December 2, 2024, the date of its latest EDGAR filing of Schedule 13D, Browning West held 7,025,176 Gildan common shares, representing less than 5% (approximately 4.5% of our total issued and outstanding common shares as of that date).

Skills and development

Board skills

The board represents a broad mix of qualifications, attributes, skills, and experience in areas that are important for the effective functioning of the board and proper oversight of our affairs and strategy. The board recognizes that having members with a broad and diverse mix of skills is critical to ensuring our long-term success.

All members of the board must have senior leadership experience. Collectively, the board possesses a wide variety of core business skills, industry-specific skills, and skills aligned with Gildan’s strategic objectives. These areas of expertise are intended to dovetail with general qualifications and attributes that the Governance committee seeks in all board members and candidates.

Anne-Laure Descours was appointed to the board effective March 17, 2025 and is standing for election for the first time. She has a strong international operations background and brings extensive experience in the apparel and retail industry with a focus on sourcing and supply chains.

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Governance

The skills matrix on the next page sets out the skills we believe are key for an effective board of Gildan. The Governance committee reviews the skills matrix annually to ensure that it continues to reflect the board’s assessment of its current needs and aligns with Gildan’s strategic priorities. The review also helps ensure that each committee has the appropriate composition and identifies any gaps relative to Gildan’s needs and board renewal in the future.

In addition to senior leadership experience, five key skills are shown for each of our eight nominated directors as well as other important skills where they have experience, knowledge, or capability. The skills matrix presents a broad skills profile of our board and the knowledge and experience of each individual director. The skills matrix was updated in 2025 and last overhauled in 2022.

The board believes each of this year’s nominated directors has the relevant experience and qualifications that will enhance the diverse set of skills of the proposed board. Specifically, the board’s assessment indicated that Anne-Laure Descours, this year’s new nominee, adds additional industry specific skills which are aligned with Gildan’s strategic initiatives.

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Governance

Skills matrix		Michael Kneeland	Glenn J. Chamandy	Michener Chandlee	Anne-Laure Descours	Ghislain Houle	Mélanie Kau	Peter Lee	Karen Stuckey
Core business skills

Strategy and risk management

Substantial experience setting the strategic direction and allocating the financial resources of a public company or large organization while simultaneously considering the impacts of potential financial and non-financial risks (for example, reputational, operational, environmental, cyber risk)

Accounting and financial Financial acumen, experience or knowledge of accounting and financial reporting, corporate finance, and internal financial/accounting controls

Human capital management and compensation

Experience in or knowledge of talent management, leadership continuity, succession planning, diversity, equity and inclusion, health and safety, compensation and employee benefit programs as well as an understanding of human resources principles

Global growth and operations

Experience in growing operations in a large-scale organization in new and diverse business environments, cultures, and regulatory marketplaces to provide goods or services to customers around the world

Corporate governance and regulatory Experience in or knowledge of public policy, corporate governance principles, governmental affairs, regulatory, and compliance matters

Digital and technology

Oversight experience or knowledge of information technology management and digital solutions, including cyber risk, data analytics, and the implementation and integration of forward-looking technology strategies to enhance business operations and processes

Sales and marketing Experience in sales, marketing, and advertising with particular emphasis on distributor and mass retail channels of distribution
Industry-specific skills	Manufacturing operations Experience in or knowledge of manufacturing processes, equipment, automation, and the maximization of productivity in the manufacture of goods and apparel
Supply chain and distribution Experience in or knowledge of supply chain management, sourcing, planning, raw materials, B2B distribution, and B2C distribution in the context of a large organization
Skills aligned with Gildan’s strategic initiatives

Environment and sustainability

Oversight experience or knowledge in the development of ESG strategies and initiatives, including circularity, in manufacturing, sustainable agriculture, socially responsible operations, as well as environmental and climate risks

Textile and apparel industry

Experience in or knowledge of fabrics or apparel, including product development, innovative technologies, increasing speed-to-market, driving operational efficiencies, and reducing the environmental footprint of such operations

Legend

Possesses strong skills, experience, or capability (considered one of their five key skills in addition to senior leadership experience)

Has experience or capability in this area but do not consider it one of their top five skills

You can read more about each director’s background and experience in the profiles starting on page 16.

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Governance

Director development

Orientation

The Governance committee is responsible for director orientation. 2024 was a unique year and efficient onboarding was key to quickly making the New Board knowledgeable about Gildan’s business so they can be effective and make meaningful contributions to the board.

New directors receive an extensive package on Gildan that includes information about our strategic and operational business plans, operating performance, governance system, corporate records, compliance program, and financial position.

Continuing education

Each year, the Governance committee creates a director education program for the fiscal year to ensure directors advance their knowledge of our business through regular presentations by senior management on Gildan’s business, financial matters, and operations as well as the industry overall. Directors also attend our annual strategic planning meeting where they have the opportunity to review and discuss Gildan’s long-term strategic plan with senior management. With the members of the New Board all onboarding at the same time, senior executives designed a board education program to give directors the most pertinent information and enhance their knowledge about Gildan. Documents presented at the board meetings also included background and historical information to introduce topics within context.

Additionally, directors gain a better understanding of Gildan’s operations firsthand by visiting various offices, facilities, and operations. They tour the facilities and receive presentations on a range of topics that are relevant to the local operations. To gain a deeper understanding of Gildan’s manufacturing processes and meet local leadership, the New Board spent several days in Honduras in 2024, touring most of the manufacturing facilities and seeing the operations firsthand. Directors also have the opportunity to participate in industry trade shows, which provide insight to the overall industry and Gildan’s key customers and competitors.

At the committee level, each committee chair ensures that continuing education topics are added to committee agendas from time to time throughout the year to cover areas critical to director knowledge, particularly in evolving subject areas. Directors are also encouraged to suggest topics for the director education program and the Governance committee canvasses directors from time to time to determine their training and education needs and interests and to arrange trips to Gildan’s facilities and operations. Management schedules presentations on these topics, including sessions with external consultants as appropriate.

In 2024, the New Board adopted a new continuing education program that has four main areas of focus: i) operations, ii) the competitive landscape, products, marketing, and innovation, iii) ESG, risks and governance, and iv) human capital. The table below is a summary of the key presentations that were made or made available to the New Board in fiscal 2024.

2024	Topic	Attendees
June	Gildan Sustainable Growth strategy	All directors
	Customers and competitive landscape	All directors
July	IT strategy and cybersecurity	All directors
	ESG annual presentation covering Gildan’s 2023 ESG report and practices	Governance committee
	ERM and business continuity management	All directors
	Executive compensation trends	HR committee
	Executive compensation cycle and incentive programs	HR committee
October	Directors’ fiduciary duties	Governance committee
	Anti-corruption compliance	Governance committee
	Country focus (Honduras, Bangladesh, Dominican Republic, and Nicaragua)	All directors
	Supply chain	All directors
	Manufacturing, including a visit to the Honduras facilities	All directors

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Governance

Directors have full access to our senior management and employees. The board encourages management to address the board in instances where a manager’s knowledge and expertise can enhance the board’s understanding of a particular issue. Accordingly, in 2024, various members of management were invited to the board’s regularly scheduled meetings to present on topics of interest to the board or management.

Director compensation

Philosophy and approach

Our director compensation program is designed to attract and retain highly qualified individuals to serve on the board and its committees, align the interests of directors with the long-term interests of our shareholders, and provide appropriate compensation for the risks and responsibilities associated with serving as a member of Gildan’s board. Directors receive a portion of their annual retainer in cash, and the balance as equity in the form of DSUs.

We have had a flat-fee structure for director compensation since 2022 (see page 56).

The Governance committee reviews director compensation every two years. WTW assisted the Governance committee in its 2024 review, and recommended an increase to the annual board chair retainer and the annual director retainer to remain in line with market conditions. That said, given the events related to the proxy contest and the recent election of the New Board, the Governance committee and the New Board decided that it was best to maintain the existing fee schedule, so the retainers were unchanged in 2024 and are consistent with the 2023 fee schedule (see page 56). The Governance committee continues to assess the levels of director compensation and may in the future recommend increasing compensation levels. The Governance committee also reviews the independence of the external consultant as part of the review and confirmed the independence of WTW (see page 64).

In 2023, the retainer for the chair of the Governance committee was increased from $20,000 to $30,000 in line with the retainer fees for the chairs of the board’s other standing committees. No changes were made to the compensation for the board chair. WTW also assisted the Governance committee in its 2022 review, which resulted in a modest increase of $10,000 to the annual director retainer through the equity retainer, starting in 2023. This change served to close a small gap observed with the market.

Directors are reimbursed for travel and out-of-pocket expenses incurred while attending board and committee meetings. Members of the special committees, which were disbanded with the arrival of the New Board, also received attendance fees of $2,000 per meeting.

About DSUs

The board determines the equity portion of the annual retainer fee with consideration of the benchmarking data (see below) and with the objective of ensuring alignment with shareholder interests.

DSUs are notional units that track the value of Gildan common shares. DSUs are granted as of the last day of each fiscal quarter. We determine the number of units by dividing the dollar value by the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the last day of each of fiscal quarter. DSUs are paid out in cash after a director retires from the board based on the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the redemption date. Directors must redeem their DSUs by December 31 of the calendar year following the year in which they cease to be a director of the Company.

EQUITY RETAINERS

Paying directors an equity retainer aligns with shareholder interests and helps ensure directors are committed to our long-term success, while helping directors to meet our share ownership requirements (see page 51).

U.S. directors must elect, prior to each fiscal year, to receive payment of their DSUs either in the year after they cease to be a director of Gildan or in the calendar year following the year in which they cease to be a director of the Company. They may elect to receive the payment over the two years and determine the proportion of the payments, however, the election must be made prior to each fiscal year. These elections are irrevocable.

DSUs earn dividend equivalents at the same rate as cash dividends paid on our common shares. Additional DSUs are typically awarded each year in April, June, September, and December, consistent with the board’s dividend policy on declaring quarterly cash dividends on our common shares.

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Governance

Benchmarking

We benchmark director compensation to stay competitive with the market and we generally target pay at or near the median of the same compensation comparator group we use to benchmark executive compensation. In 2024, the HR Committee reviewed the compensation comparator group and updated it to align with our selection criteria. The comparator group now consists of 17 companies that collectively reflect the global character of Gildan’s operations and the markets where we compete for executive talent (see 67).

As part of the review conducted in 2024, the HR committee decided that the compensation comparator group would continue to be used for compensation comparison purposes, and a separate performance comparator group would be established for assessing relative performance under the LTIP for new awards granted in 2025 and onwards (see page 68).

Benchmarking is part of the Governance committee’s formal review of director compensation every two years. It retains an external consultant to assist in the review.

Director fee schedule

The table below shows our director fee schedule for 2024 and the two previous fiscal years. Directors can elect to receive all or a portion of their cash retainer in DSUs to help them build their share ownership. No meeting fees are paid or have been paid in the past three years for attending meetings of the board and its standing committees, other than the meeting fees which were paid for attendance to members of the special committees, which were disbanded with the arrival of the New Board. The President and CEO does not receive director compensation as he receives executive compensation as Gildan’s President and CEO (see page 71).

	2024	2023	2022
Board chair cash retainer	$175,000	$175,000	$175,000
Board chair equity retainer (received as DSUs)	$210,000	$210,000	$210,000
Director cash retainer	$90,000	$90,000	$90,000
Director equity retainer (received as DSUs)	$155,000	$155,000	$145,000
Committee chair retainers
Audit and finance	$30,000	$30,000	$30,000
Compensation and human resources	$30,000	$30,000	$30,000
Corporate governance and social responsibility	$30,000	$30,000	$20,000
Committee member retainers
Audit and finance	$6,000	$6,000	$6,000
Compensation and human resources	$6,000	$6,000	$6,000
Corporate governance and social responsibility	$6,000	$6,000	$6,000
Special committees Meeting attendance fees[1]	$2,000 per meeting	$2,000 per meeting	—
1	There was no retainer for special committees as a per meeting attendance fee was paid. Special committees were disbanded with the arrival of the New Board.

The board stopped granting options as part of director compensation in December 2001 and amended the LTIP in May 2006 to exclude outside directors as eligible participants.

See page 24 for the director compensation for fiscal 2024.

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EXECUTIVE COMPENSATION Our executive compensation program is designed to attract, motivate, and retain high performing executives, encourage and reward superior performance, and align executives’ interests with those of our shareholders. This section discusses our pay for performance philosophy, compensation governance, our executive compensation program, and the decisions about executive pay. WHERE TO FIND IT 59 2024 overview 63 Compensation discussion and analysis 63 Compensation governance 68 Philosophy and approach 72 Program components 73 2024 executive compensation 83 Share performance and cost of management ratios 85 2024 compensation details 85 Summary compensation table 88 Incentive plan awards 90 Equity incentive plan information 92 Retirement benefits 93 Termination and change of control

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Dear shareholders,

Beyond its review and monitoring of our executive compensation program, the HR committee, under the New Board, actively performed the review and oversight of key human resources matters. This included the committee reviewing Gildan’s performance on health and safety to ensure it continues to be a top priority, and monitoring human resources policies and practices. Furthermore, to support the Gildan Sustainable Growth strategy, the HR committee also oversaw the progress on filling key positions and implementing executive development programs. The current HR committee assessed the performance of Gildan’s executive officers and made recommendations regarding executive compensation.

EXECUTIVE COMPENSATION HIGHLIGHTS

Appointment of Vincent J. Tyra as President and CEO by the Previous Board

Following the termination without cause of Glenn J. Chamandy in December 2023, the Previous Board appointed Vincent J. Tyra as President and CEO, effective January 15, 2024. The Previous Board amended Mr. Tyra’s employment agreement in May 2024, so that in the event of a change of control or an anticipated change of control, he could terminate his employment and obtain a lump sum payment equivalent to all his entitlements. Pursuant to these amendments, upon his resignation on May 23, 2024, Mr. Tyra received an aggregate amount of $15.9 million.

Reinstatement of Glenn J. Chamandy as President and CEO

On May 24, 2024, following the appointment of the New Board, Glenn J. Chamandy was reinstated as President and CEO. As Mr. Chamandy’s termination payouts were still not settled as of the date he was reinstated, he agreed to waive any severance payouts he might have been entitled to following his termination by the Previous Board and the New Board decided to reinstate his compensation and pay him the compensation he would have been entitled to, for the period of December 2023 to May 2024. Regarding his 2024 compensation, in lieu of adjusting his base salary, the board adjusted his LTIP target to bring his compensation to the median of the compensation peer group. Mr. Chamandy’s new employment agreement no longer contains a modified single trigger, and the duration of the termination provisions in cases of termination without cause, termination for good reason, and change of control have been reduced from 36 months to 24 months.

Special Aspirational incentive plan

During the proxy contest, Browning West presented a shareholder value creation plan, which was strongly supported by shareholders as evidenced by the outcome of the proxy contest.

To achieve this ambitious plan, and to fully align management’s efforts with shareholders’ interests, an Aspirational incentive plan was approved by the New Board in December 2024. As described in detail under Special Aspirational incentive plan beginning on page 80, the plan is meant to achieve a share price of at least $100 by December 11, 2028 (the end of a four-year period), with a fifth-year extension period ending on December 11, 2029, subject to payout adjustments. Entirely “at-risk” and based on stretch goals requiring a significant appreciation in share price prior to any payout, the Aspirational incentive plan is intended to share a portion of the value created for shareholders with plan participants. This plan applies to approximately 200 leaders across the organization, in all business segments and countries where Gildan operates. The grant takes the form of Treasury RSUs and was structured to deliver more than 98% of the value created to shareholders, with less than 2% for management1. Guided by an independent compensation advisor, and after seeking feedback from several of Gildan’s largest shareholders representing over 32% of our shares outstanding, where all supported the plan, we believe this incentive is reasonable in light of the significant increase in share price shareholders would benefit from, should the ambitious targets be achieved.

1 Assuming all hurdles are achieved and the number of outstanding shares and dividend level remain constant during the period.

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Executive compensation

Other compensation decisions in 2024

Over the course of 2024, the HR committee reviewed the compensation comparator group used to benchmark the Company’s compensation program and pay levels to make sure we stay competitive with the market and companies we compete with for executive talent. The committee made slight adjustments to the group, removing one company and adding another, in line with the applicable criteria. More importantly, the committee decided to establish a new performance comparator group to assess relative performance under the LTIP, for implementation starting with the 2025 LTIP awards. The new performance comparator group consists of companies operating primarily in the apparel industry which the committee deems as being relevant for assessing relative performance.

In December 2024, the committee decided as part of the 2025 compensation setting that, effective 2025, the senior executive officers would no longer participate in the short-term incentive deferral program, where participants receive a Company-match award consisting of time-based RSUs upon deferring a portion of their STIP payout. Rather, the committee decided to roll this entitlement into the respective annual LTIP target awards, further enhancing the proportion of “at-risk” compensation. For the President and CEO, this change, along with a small adjustment to his LTIP target, resulted in a modest increase of 1.27% in his target compensation for 2025.

Results under the variable compensation plans

Gildan delivered record sales of $3.271 billion, along with strong adjusted diluted EPS of $3.00 in 2024. Performance against both measures, along with the achievement of strategic objectives, resulted in a payout of 109% for all senior executive officers under the STIP. The 2022 LTIP awards vested in February 2025 with the payout at the top end of the range or 200% for the relative revenue growth and relative RONA measures, and 183.2% for the relative TSR measures, resulting in a performance factor of 194.4% for the three-year performance period from 2022 to 2024.

2024 say on pay results

The 2024 advisory vote on executive compensation was held in the context of the proxy contest, and last year’s management information circular outlined multiple non-recurring compensation decisions made by the Previous Board or the Refreshed Board. These included the termination of the President and CEO and the fact that termination payouts to Mr. Chamandy were still not settled at the time of the filing of last year’s circular, the appointment of a new President and CEO and his underlying employment conditions and amendments to contractual provisions, including the introduction of modified single trigger provisions. The proxy contest, during which significant shareholder engagement took place, resulted in the appointment and election of the New Board, and ultimately resolved those problematic pay practices.

There is no longer uncertainty pertaining to Mr. Chamandy’s termination payouts as he agreed to waive any severance payouts he might have been entitled to in connection with his termination by the Previous Board. Furthermore, none of the current contractual agreements with Gildan’s executives contain a modified single trigger provision. Following its election, the New Board reviewed the results of last year’s say-on-pay advisory vote, including feedback received from certain institutional shareholders. The Chair of the Board, the chair of the Governance committee and the chair of the HR committee also engaged with many of Gildan’s largest shareholders during the year to discuss our approach to incentive compensation, more specifically with respect to the Special Aspirational incentive plan, where shareholders also had the opportunity to further comment on the compensation program. We engaged with shareholders who together represent over 32% of Gildan’s issued and outstanding common shares, including major institutional investors, with some having voted against the advisory vote on executive compensation in 2024. All investors who participated in the outreach provided positive feedback and were supportive of the proposed Aspirational incentive plan. No other issues with the current compensation program were raised during those meetings. In 2022 and 2023, we received strong support on our approach to executive compensation and believe the shareholders generally support the Company’s approach to executive compensation, while the 2024 voting result on the say-on-pay advisory vote was negatively impacted in large part by the uncertainty relating to the proxy contest, including as it related to Mr. Chamandy’s termination without cause and the terms of his dismissal.

LOOKING AHEAD

In February 2025, Gildan announced important organizational changes at the senior leadership level. These changes flow from a multi-year succession planning effort and are intended to ensure strong continuity as the Company drives forward with the Gildan Sustainable Growth strategy. As such, Chuck J. Ward has been appointed to the newly created role of Executive Vice-President, Chief Operating Officer, Rhodri J. Harries, who will be retiring on January 1, 2026 will retain the role of Executive Vice-President, Chief Administrative Officer until his retirement, and Luca Barile has been appointed Executive Vice-President, Chief Financial Officer.

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Executive compensation

The following section on executive compensation has been reviewed and approved by the HR committee and the board. We encourage you to take some time to read it, including the components of executive pay and the impact of performance on this year’s compensation decisions. We are confident that Gildan’s compensation program reinforces the strong link between pay and performance and aligns with shareholders’ interests.

As always, we welcome your feedback on our approach to executive compensation and our executive compensation decisions. We work diligently to ensure Gildan’s compensation policies and practices are sound, competitive, and appropriate for the Company and do not encourage excessive risk-taking. We respectfully ask that you cast your vote in favour of this year’s say-on-pay advisory vote.

Sincerely,

Peter Lee (chair) Ghislain Houle Mélanie Kau Karen Stuckey

Compensation and human resources committee

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Executive compensation

A sound compensation program drives strong performance and creates sustained shareholder value.

The HR committee reviews Gildan’s compensation policies and practices to make sure our approach to compensation is sound, we are competitive with the market, and we do not encourage excessive risk-taking. Four principles underpin our executive compensation program:

1. PAY FOR PERFORMANCE	2. ALIGNMENT WITH SHAREHOLDER INTERESTS	3. EFFECTIVE GOVERNANCE	4. STRONG RISK MANAGEMENT POLICIES

Pay for performance

●	We aim to provide a good balance between fixed and variable pay to motivate superior performance

●	A significant portion of target pay is at risk but designed with a long-term view to discourage excessive risk-taking

●	Annual incentive awards are subject to the achievement of pre-established corporate and individual performance goals

●	Long-term incentive awards for Senior executive officers are equity based, 100% performance based and do not offer minimum guaranteed payouts

Alignment with shareholder interests

●	Compensation is aligned to both corporate and individual performance, with an appropriate balance between short-term and long-term considerations

●	The President and CEO and other senior executives must meet significant share ownership requirements

●	The President and CEO is required to maintain his share ownership for one year after he retires from Gildan

●	ESG goals were added to the strategic individual objectives under the STIP beginning in 2022

●	Relative TSR was added as a performance measure under the LTIP beginning in 2022

Effective governance

●	The HR committee of the board is qualified, experienced, and independent

●	The HR committee receives independent advice from experienced, third-party compensation advisors

●	The compensation program is reviewed holistically every year to assess compensation risk

●	We hold an annual say-on-pay shareholder advisory vote on executive compensation

●	We benchmark our compensation program against a representative and relevant comparator group to make sure our program is appropriate and competitive with the market

●	We stress test and back test to ensure alignment between pay and performance, and to assess plan cost and affordability

●	The board has final approval on all executive compensation matters and has structured discretion to modify STIP and LTIP award outcomes, as necessary, to address unforeseen issues

Strong risk management policies

●	Payouts under the STIP are capped at two times target and PSUs are capped at two times the numbers of units held at the time of vesting, so we do not encourage excessive risk-taking

●	We do not re-price options or grant options at a discount

●	Hedging or monetizing of equity awards is strictly prohibited

●	Our clawback policy applies to incentive compensation and allows us to recoup incentive pay based on financial results that are subsequently restated

●	Perquisites are competitive with the market and are not excessive

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EXECUTIVE COMPENSATION

Compensation discussion and analysis

Compensation governance

The HR committee consists of four independent members. It oversees Gildan’s human resources policies and practices including the appointment, compensation, and performance of executive officers, talent retention, and succession planning. The HR committee is also responsible for the oversight of risks related to compensation and employee health and safety matters at Gildan’s worldwide operations.

About the HR committee

One of the primary roles of the HR committee is to carry out the board’s overall responsibility for executive compensation at Gildan.

Under its mandate, the HR committee is responsible for monitoring the performance of executive officers, succession planning, and overall compensation. The HR committee recommends to the board the appointment of executive officers, including the terms and conditions of their appointment (or termination). It works with the President and CEO to set his objectives for the coming year and presents its recommendations to the board for review and approval. The HR committee also assesses the President and CEO’s performance and recommends his compensation to the board for review and approval.

The HR committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of Gildan. As part of this process, it reviews corporate performance and the performance of executive officers against targets and objectives that were established at the end of the previous fiscal year and recommends the short and long-term incentive compensation to the board for its review and approval.

The HR committee also oversees human resources systems, policies, and compensation program design to ensure Gildan can attract, motivate, and retain executive talent who demonstrate high standards of integrity, competence, and performance. It oversees risk identification and risk management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of each executive officer’s compensation.

The table below sets out the composition of the HR committee and the knowledge, experience, and background required for the committee to fulfill its mandate. Each member of the HR committee was appointed by the New Board on May 24, 2024.1

Skills and experience
	Human capital management and compensation	Senior leadership	Strategy and risk management	Global growth and operations
Peter Lee (chair)	√	√	√	√
Ghislain Houle	√	√	√	√
Mélanie Kau	√	√	√	√
Karen Stuckey	√	√	√	√

1	Prior to May 24, 2024, the HR committee consisted of the following members: Shirley E. Cunningham (chair until May 1, 2024); Sharon Driscoll, Charles M. Herington (until May 1, 2024); Luc Jobin, Anne Martin-Vachon, and Christopher S. Shackelton; Lewis L. (Lee) Bird (chair between May 1, 2024 and May 23, 2024); Jane Craighead, and Lynn Loewen (between May 1, 2024 and May 23, 2024).

The HR committee follows a rigorous decision-making process for executive compensation:

•	The HR committee makes recommendations to the board about compensation matters such as corporate performance targets and weightings for the incentive plans
•	The HR committee reviews Gildan’s operating results and the individual performance of executive officers and recommends their STIP and LTIP awards
•	The board has final approval on all executive compensation matters. The board has structured discretion to adjust executive pay decisions when appropriate and in exceptional circumstances.

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EXECUTIVE COMPENSATION

Managing compensation risk

We manage compensation risk from five perspectives to ensure a comprehensive approach to mitigating risk:

Strong board oversight (page 37)	The HR committee oversees compensation plans for executive-level positions, and monitors compensation-related risks annually
The board also has structured discretion to modify pay outcomes for the STIP and LTIP awards if it deems necessary to address potential unforeseen issues
Our clawback policy, which was amended in fiscal 2023 to comply with the new NYSE listing rules, allows us to recoup incentive compensation based on financial results that are subsequently restated
Core philosophy and balanced approach (page 67)	Our compensation policy is anchored at the median of an industry specific peer group
The comparator group consists of companies that are in a similar industry, or are comparable in size and complexity, and the markets in which we compete for executive talent
Our compensation program provides a balance of fixed and variable pay – variable compensation is at risk and represents a significant portion of the overall compensation package to motivate the achievement of superior performance, without encouraging excessive risk-taking
Performance is measured against pre-determined measures under our incentive plans – absolute performance measures and individual strategic objectives under the STIP and three relative performance measures for PSUs awarded under the LTIP (since fiscal 2022)
The majority of variable compensation is delivered through long-term incentives to discourage the executive team from achieving short-term unsustainable performance at the expense of future sustained performance
LTIP awards for the senior executives are allocated 100% to PSUs (except for Jason DeHaan (see page 77) to further motivate senior management to deliver superior performance as the value is not guaranteed
LTIP awards settled in Gildan common shares cannot be sold if an executive has not met their share ownership requirements and our executive share ownership policy requires the President and CEO to maintain his minimum share ownership requirement for one year after he retires from Gildan
Severance and change of control arrangements provide for “double trigger” acceleration, which is aligned with North American market practice
Sound plan design (page 71)	Payout ranges under both the STIP and LTIP have no minimum payout guarantees, and both have sufficient downside to penalize for poor performance, while having sufficient upside for outstanding performance, with a maximum payout opportunity to discourage excessive risk-taking
Plan cost is evaluated and sensitivity analyses are conducted on payout outcomes to ensure incentive plan affordability
Annual LTIP awards are subject to three-year vesting schedules, creating overlapping performance cycles that provide a hedge against excessive risk-taking, while also encouraging retention
Our anti-hedging policy mitigates the downside risk associated with share-based awards
Absolute and relative performance measures underpin incentive plans (page 71)	A rigorous process is undertaken when setting performance targets and ranges, and considers Gildan’s strategic plan and internal budgets with back testing analyses conducted accordingly
The STIP and LTIP incorporate components that provide a balanced mix of top and bottom-line performance measures
Individual strategic objectives under the STIP also provide line-of-sight to participants on their performance objectives
Strong operational oversight (page 61)	Compensation scheme and pay programs, including incentive plan outcomes, are holistically assessed every year to measure compensation-related risks, to ensure it is working as originally envisioned and make changes as necessary
Actual compensation paid is assessed every year by the HR committee with clear oversight rules and consideration is given to evaluating payout outcomes in relation to risk taken, overall business performance, and individual performance

In 2024, the HR committee reviewed the compensation policies and practices in the following areas: board oversight, compensation philosophy and approach, plan design, performance measures, and operational oversight. The committee did not identify any material risks that are likely to have a material adverse effect on Gildan. The compensation risk assessment was conducted under the supervision of WTW, the HR committee’s independent compensation consultant, using its risk assessment matrix.

You can read more about our governance practices beginning on page 35 and the HR committee on page 32.

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EXECUTIVE COMPENSATION

Key compensation risk policies

Clawbacks

Our clawback policy provides for mandatory clawback of incentive-based compensation from executive officers who received the compensation based on financial results that are subsequently restated.

The policy was last reviewed in 2023 and updated to comply with the NYSE listing standards on clawback of incentive-based compensation adopted pursuant to Rule 10D-1 of the U.S. Securities Exchange Act of 1934. The policy was approved on November 1, 2023, and applies to incentive-based compensation received on or after October 2, 2023.

Under the policy, Gildan must require any executive officer and other persons holding specific functions under the NYSE listing standards (current or former) to repay to the Company or forfeit any erroneously received incentive-based compensation, awarded or paid. This means the compensation based on, or originating from, a financial reporting measure that exceeds the amount of incentive-based compensation that would otherwise have been received had it been determined based on the restatement, calculated without regard to any taxes paid. The clawback period covers the three completed fiscal years immediately preceding the date the Company is required to, or instructed to, prepare a restatement, and requires recovery without regard to misconduct or fraud.

In addition to the above recovery requirements and to the extent not already recovered, in the event that Gildan is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements where the non-compliance results from fraud, error, or misconduct, the board has the discretion to require each executive officer, who received cash-based or equity-based incentive compensation during the 36-month period immediately preceding the date of the notification to Gildan requiring the restatement of financial results, to repay and/or forfeit the amount that their incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

The board can cancel awards, withhold payments, or take other actions as appropriate to recoup amounts from the named executives and other executive officers, unless the HR committee determines that it would be impracticable to recover the amounts, determined in line with the requirements of the NYSE listing standards.

Anti-hedging

Under our insider trading policy, executive officers, directors, and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to monetize, hedge, or offset a decrease in the market value of equity securities granted to the executive officer, director, or other insider, as compensation or held directly or indirectly by the executive officer, director, or other insider.

Independent advice

The HR committee retains an external consultant to receive independent third-party advice on executive compensation. WTW has served as its independent compensation consultant since 2018. WTW assists the HR committee in benchmarking and determining compensation for the named executives and directors, as well as ensuring that the program components support Gildan’s performance and strategic goals. The committee is confident that the advice it receives from each of the individual executive compensation consultants at WTW is objective and not influenced by the relationship with Gildan. In 2024, the HR committee also retained the services of Hugessen Consulting to assist the HR committee and the board in connection with a specific compensation initiative in 2024, namely the Aspirational incentive plan (see page 80). The committee is also confident that the advice it receives from each of the individual executive compensation consultants at Hugessen Consulting is objective and not influenced by the relationship with Gildan.

The table below shows the fees paid to WTW for services provided in the last two fiscal years, and the fees paid to Hugessen Consulting in 2024. All major services are pre-approved by the chair of the HR committee. The independent advisors do not provide any other services to Gildan, do not provide any services to our directors or members or management, and do not work with any of our affiliates or subsidiaries.

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EXECUTIVE COMPENSATION

	2024	2023
Executive compensation-related fees (WTW)	$315,744	$262,210
For benchmarking and analysis of executive compensation, reviewing the compensation comparator group, benchmarking of metrics, and conducting a compensation risk assessment in fiscal 2024
Executive compensation-related fees (Hugessen Consulting)	$177,753	–
Design, analysis and review of the special Aspirational incentive plan (2024)
All other fees (WTW)	$17,470	$53,500
For completing the benchmarking of total direct compensation for certain vice-president level positions across the organization in fiscal 2024 and purchases of certain standard surveys for our employment markets
Total	$510,967	$315,710

The HR committee reviews the independence of the external compensation consultant every two years.

While the HR committee may receive external information and advice, all of the recommendations it makes to the board regarding decisions relating to executive compensation are the recommendations of the HR committee, and may reflect factors and considerations other than the information and recommendations provided by its external consultant.

The HR committee and WTW have also established the following policies and procedures as part of good governance:

•	The individual consultant does not receive incentive or other compensation based on the fees charged to Gildan for other services provided by WTW
•	The individual consultant is not responsible for selling other WTW services to Gildan
•	WTW’s professional standards prohibit the individual consultant from considering any other relationships they may have with Gildan in rendering his or her advice and recommendations
•	The HR committee has the sole authority to retain and terminate the relationship with the external compensation consultant
•	The individual consultant has direct access to the HR committee without any intervention by management
•	The HR committee evaluates the quality and objectivity of the services provided by the external compensation consultant every year and decides whether to continue to retain the external compensation consultant
•	The HR committee has adopted protocols governing if and when the external compensation consultant’s advice and recommendations can be shared with management.

The HR committee must pre-approve any management requests for services by WTW (or its affiliates).

Hugessen Consulting adheres to similar standards of independence through its code of ethics and policies and has confirmed its independence to the committee.

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EXECUTIVE COMPENSATION

2024 Named executives (as at December 29, 2024)

Glenn J. Chamandy

President and Chief Executive Officer (President and CEO) (since May 1, 1984, except between December 10, 2023 and May 23, 2024)

Glenn J. Chamandy is the Co-Founder and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan and a strong record of value creation. He oversaw the growth of the business and building Gildan’s low-cost vertically manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh. He has served as the CEO of Gildan for 20 years. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.

Rhodri J. Harries

Executive Vice-President, Chief Financial and Administrative Officer

(Executive Vice-President, Chief Administrative Officer since March 1, 2025)

Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. As announced on February 19, 2025, Mr. Harries informed the board of directors of his intention to retire on January 1, 2026, and Luca Barile, previously CFO, Sales, Marketing, and Distribution, succeeded Mr. Harries as EVP, CFO, effective March 1, 2025. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan from 2014, and previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice-President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for Gildan’s financial management and also oversees corporate development and corporate affairs, and information technology. He is also currently on the board of Stella-Jones Inc. and The CSL Group Inc., a private company.

Benito A. Masi

President, Manufacturing

Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. As President, Manufacturing, Mr. Masi is responsible for the strategic and operational performance of Gildan’s worldwide manufacturing facilities and supply chain. He joined Gildan in 1986 and has since held various positions within the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. Mr. Masi’s title was subsequently changed to President, Manufacturing in 2018.

Chuck J. Ward

President, Sales, Marketing and Distribution

(Executive Vice-President, Chief Operating Officer since March 1, 2025)

Until his appointment as Executive Vice-President, Chief Operating Officer, Chuck J. Ward was President, Sales, Marketing and Distribution, with global responsibility for sales and sales strategy, marketing, planning, and distribution since 2021. Mr. Ward initially joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he served as Executive Vice-President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice-President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed Senior Vice-President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution, and planning for the North American market.

Jason DeHaan

Chief Information Officer

Jason DeHaan joined Gildan in July 2017 as Chief Information Officer and has over 30 years of experience in information technology. Prior to joining Gildan, Mr. DeHaan served as Chief Information Officer at Abercrombie & Fitch since 2014, where he previously held key positions on the company’s IT leadership team from 2012 to 2014. He also served as the Chief Information Officer of the City of Chicago from 2010 to 2012 and as its First Deputy Chief Information Officer from 2007 to 2010. Mr. DeHaan leads Gildan's global information technology and information security organization.

For the fiscal year ended December 29, 2024, Craig A. Leavitt and Vincent J. Tyra were also named executives as a result of Craig A. Leavitt’s appointment by the Previous Board as Interim President and CEO effective December 10, 2023, and Vincent J. Tyra’s appointment by the Previous Board as President and CEO on January 15, 2024. Mr. Leavitt served in this role until Vincent J. Tyra took office as President and CEO. Mr. Tyra resigned as President and CEO on May 23, 2024.

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Philosophy and approach

Our executive compensation program, which comprises base salary, short and long-term variable compensation, and benefits, is designed to:

•	attract, motivate, and retain high performing executives with experience in a global business environment

•	encourage and reward superior performance

•	align executives’ interests with those of our shareholders.

The program has three core aspects to focus on achieving immediate business goals while ensuring a foundation for long-term success:

MARKET-DRIVEN APPROACH TO TOTAL COMPENSATION	PAY-FOR-PERFORMANCE AND ALIGNMENT WITH SHAREHOLDER INTERESTS	APPROPRIATE INCENTIVE COMPENSATION
Provides the opportunity for total compensation that is competitive with the market, specifically similar positions and roles at North American companies in our compensation comparator group	Ensures that a significant proportion of executive compensation is at risk and linked to performance through our incentive plans. We also require that executives meet or exceed our share ownership requirements	Provides executives with an annual cash incentive and long-term equity-based incentive compensation to drive the execution of strong short-term and long-term results

Benchmarking

We benchmark our compensation program and pay levels to validate our program design and make sure we stay competitive with the market and companies we compete with for executive talent.

Our compensation policy is anchored at the median of a comparator group specific to our industry. Current compensation levels are generally in line with this policy and are re-adjusted whenever necessary. Individual compensation may be positioned above or below the market median based on performance, tenure, and retention considerations, among other things. The HR committee may also consider additional benchmarks and trend reports, as deemed relevant, as part of their analysis and decision-making.

About the compensation comparator (peer) group

We compare our compensation program, including amount and mix, against a peer group of publicly traded companies that are similar to Gildan in terms of size, business complexity, geographic scope, and other factors, including the fact that over 97% of Gildan’s business is derived outside of Canada. Companies are selected based on three types of criteria:

Location and listing Headquartered in North America and listed on a Canadian or U.S. stock exchange	+	Financial metrics and size Have revenue, market capitalization, enterprise value, and net income generally in a range of 50% to 200% of Gildan	+

Industry sector

Operate in the Apparel, Accessories & Luxury Goods sector (GICS sub-industry classification) or are companies from other classifications, such as consumer products, that have customers and business models similar to Gildan

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EXECUTIVE COMPENSATION

The 2024 compensation comparator group consists of 17 companies that collectively reflect the global character of Gildan’s operations and the markets where we compete for executive talent:

Capri Holdings Limited Carter’s Inc. Columbia Sportswear Co. Deckers Outdoor Corporation Edgewell Personal Care Company Hanesbrands Inc.	Kontoor Brands Inc. Levi Strauss & Co. Mattel, Inc. Phillips Van Heusen Corp. Ralph Lauren Corp. Skechers USA, Inc.	Spectrum Brands Holdings, Inc. Tapestry, Inc. Under Armour, Inc. V.F. Corporation Wolverine World Wide Inc.

The group is reviewed periodically. In 2024, the HR committee reviewed the composition of the compensation comparator group and made two changes: lululemon athletica inc. was removed as it no longer met the selection criteria described above and V.F. Corporation was added.

The table below compares Gildan to the compensation comparator group using various financial data. Except for Gildan, for which financial data is presented as at December 29, 2024, the financial data is presented as at December 31, 2024. In each case, revenue and net income/loss are presented for the 12-month period preceding these dates.

($ millions)	Location	Primary industry sector	Revenue (preceding 12 months)	Market capitalization (as at Dec. 31, 2024)	Enterprise value (as at Dec. 31, 2024)	Net income/loss (preceding 12 months)
Gildan	Canada	Textiles and apparel	$3,271	$8,235	$9,763	$401
Compensation comparator group median	North America	Apparel, accessories and luxury goods	$4,924	$4,752	$5,285	$211

Source: Capital IQ.

New performance comparator group to assess relative LTIP performance

Pursuant to the review conducted in 2024, the HR committee also adopted a separate performance comparator group, to apply specifically for the assessment of relative performance under the LTIP, beginning with the 2025 LTIP awards. It will consist of companies operating primarily in the apparel industry and allow for the inclusion of peer companies that may not fully meet the size criteria for the compensation comparator group used for compensation benchmarking, while being relevant for assessing company performance on a relative basis.

NEW IN 2025 A new performance comparator group has been established to assess relative performance under the LTIP beginning with LTIP awards granted in 2025.

The new performance comparator group will consist of 11 companies, nine of which are also in the compensation comparator group:

Carter’s, Inc. Columbia Sportwear Company G-III Apparel Group, LTD Hanesbrands Inc. Kontoor Brands Inc. Levi Strauss & Co.	Oxford Industries, Inc. PVH Corp. Ralph Lauren Corporation Under Armour, Inc. V.F. Corporation

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Compensation mix

Executive compensation is made up of fixed and variable pay, and a substantial majority of executive compensation is at risk in the form of PSUs. Striking an appropriate balance of short- and long-term incentive pay aligns with shareholder interests and focuses the executive team on achieving immediate business goals, while also ensuring a strong foundation for long-term success. The incentive structure is designed for executives to earn more if Gildan performs well and less if it does not.

The graphs below show the target compensation mix for the President and CEO and the average for other named executives. In fiscal 2024, variable pay accounted for 89% of the President and CEO’s total compensation compared to an average of 71% for the other named executives.

Executive share ownership

We require our executives to own Gildan equity to align their interests with those of our shareholders.

Under our executive share ownership policy, executives have five years to meet their share ownership requirements and must maintain compliance while employed with Gildan. They cannot sell any common shares acquired under the LTIP until they have met their share ownership requirement, except as required to cover the tax liability associated with the vesting of RSUs. The President and CEO is required to maintain his minimum share ownership requirement for one year after he retires from Gildan.

The table below shows our share ownership requirements for our named executives:

Multiple of base salary
President and CEO	6x
CFO, Executive Vice-Presidents, and Divisional Presidents	3x
Senior Vice-Presidents and equivalent positions	1.5x

Executives can include common shares they own (directly, indirectly, or through contributions under the employee share purchase plan) and unvested RSUs towards meeting share ownership requirements, regardless of whether the unvested RSUs are time based or performance based. PSUs are counted at target (100%), the same as time-based RSUs. The inclusion of unvested PSUs towards meeting our share ownership requirements is warranted as Gildan has implemented a shareholder friendly annual LTIP mix which is tilted, in the case of Senior executive officers, entirely towards performance-based compensation (PSUs) over time-based compensation (RSUs). Without the inclusion of PSUs, Gildan’s executives would not likely be in a position to meet share ownership requirements with net shares within a reasonable timeframe unless they had accumulated, and continued to hold, substantial holdings of Gildan common shares in prior fiscal years, which may not be applicable for executives who were recently promoted or hired. Such a requirement would severely limit Gildan’s ability to attract and retain executive talent.

The table below sets out the total Gildan securities held by each named executive and whether they complied with our share ownership guidelines at the end of fiscal 2024, as well as their total share ownership excluding PSUs. We value share ownership on the last trading day of each fiscal year and use the base salary in effect as of that date to assess compliance.

Units awarded under the special Aspirational incentive plan (see page 80) are excluded from the holdings for meeting the share ownership guidelines as their target payout requires the attainment of share price hurdles. Any net shares remitted (and retained) following the vesting of the special award would, however, be eligible to be counted under the policy.

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EXECUTIVE COMPENSATION

	Glenn J. Chamandy	Rhodri J. Harries	Benito A. Masi	Chuck J. Ward[1]	Jason DeHaan
Common shares	806,272	323,504	316,120	48,846	4,308
Market value of common shares	$37,640,195	$15,102,538	$14,757,834	$2,280,338	$201,118
Unvested RSUs (time-based)	18,305	10,742	8,296	8,060	22,354
Market value of unvested RSUs (time-based)	$854,555	$501,482	$387,292	$376,275	$1,043,579
Unvested RSUs (performance-based or PSUs)[2]	630,012	226,480	160,080	188,123	15,758
Market value of unvested RSUs (performance-based or PSUs)	$29,411,631	$10,573,047	$7,473,213	$8,782,379	$735,650
Total common shares and RSUs	1,454,589	560,726	484,496	245,029	42,420
Total market value of common shares and RSUs	$67,906,382	$26,177,067	$22,618,339	$11,438,992	$1,980,348
Total ownership (as a multiple of base salary)[3]	54.33	29.50	33.01	15.78	3.85
Ownership requirement (as a multiple of base salary)	6x	3x	3x	3x	1.5x
Ownership requirement	$7,500,000	$2,661,940	$2,055,516	$2,175,000	$770,785
Complies with Gildan’s share ownership guidelines	Yes	Yes	Yes	Yes	Yes
Total market value of common shares and RSUs, excluding PSUs	$38,494,750	$15,604,020	$15,145,126	$2,656,613	$1,244,698
As a multiple of base salary	30.80	17.59	22.10	3.66	2.42

1	Mr. Ward is still within the five-year period to achieve his share ownership requirements.

2	Excluding unvested PSUs awarded under the special Aspirational Incentive Plan.

3	Calculated by multiplying the total number of common shares and unvested RSUs held at fiscal year-end, multiplied by C$67.30, the higher of either the weighted average closing prices of Gildan common shares on the TSX for the five trading days preceding the date of the calculation or the three-year average market price of our common shares on the TSX, converted to US dollars using the Bank of Canada closing rate of 1.4416 as at December 27, 2024, the last trading day of fiscal 2024. Amounts include unvested Treasury RSUs, Non-treasury RSUs, and PSUs calculated at target (100%).

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Program components

Our executive compensation program consists of fixed and variable pay and benefits. Variable pay includes an annual cash incentive and a long-term equity-based incentive. All elements are designed to work in concert to maximize corporate and individual performance.

	Component	Key features	Form	Objectives	Criteria	Risk-mitigating elements
Fixed	Base salary (see page 72)	Fixed pay One-year performance period	Cash	Attract and retain top talent Recognize the level of responsibility, individual experience, and contribution to Company performance	Individual contribution and performance External benchmarking against a compensation comparator group	Use of external consultant and compensation comparator group analysis
Variable	Short-term incentive (see page 73)	Annual award for achievement of performance-based objectives One-year performance period	Cash	Motivate executives to attain and exceed Gildan’s annual goals and financial targets	Corporate performance assessed using two equally weighted financial measures (Revenue and Adjusted diluted EPS1) Achievement of individual strategic objectives, including specific ESG goals	Award capped at two-times target Use of external consultant and peer group analysis Subject to the clawback policy[2]
	Short-term incentive deferral program[3] (see page 75)	Participants can elect to defer up to 25% of their annual incentive payout with Company match at vesting in the form of additional equity Cliff vests after two years and nine months	Non-treasury RSUs that vest after two years and nine months	Support retention by ensuring competitiveness Alignment to shareholders interests	Time-based vesting	Payout value tied to Gildan share price at end of vesting period Company match is paid if participant still employed at end of the vesting period Subject to the clawback policy[2]
	Long-term incentive (see page 76)	Annual grants cliff vest at the end of three-year vesting period PSUs vest upon meeting performance criteria	PSUs	Motivate executives to create value that exceeds targets Foster retention Align management and shareholder interests	Vesting based on relative performance: • Relative revenue • Relative return on net assets[1] • Relative TSR All three PSU measures were introduced in 2022	PSUs have multiple measures, payout value tied to Gildan share price at end of vesting period Use of external consultant and peer group analysis Subject to the clawback policy[2]
			Non-treasury RSUs	Foster retention Align management and shareholder interests	Time-based vesting	Payout value tied to Gildan share price at end of vesting period Subject to the clawback policy[2]
Benefits	Executive benefits and perquisites	Healthcare, disability, and life insurance benefits Annual perquisite allowance	Group or individual coverage Annual allowance	Provide proper protection Support retention by ensuring competitiveness	Coverage and total value of perquisites based on market data, competitive with equivalent positions in comparable North American organizations	Perquisite value limited by annual allowance (any unused balance at the end of the year is paid out in cash)
	Retirement benefits	Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the U.S.) Supplemental executive retirement plan (SERP)	Cash payments following retirement	Provide for retirement Support retention by ensuring competitiveness	Contribution levels based on market data	All plans are defined-contribution based

1	This is a non-GAAP financial measure or ratio (see page 96).

2	Amount of variable compensation subject to the clawback policy is contingent on whether the compensation was calculated based on financial measures or not, and the nature of the restatement.

3	Starting in fiscal 2025, the short-term incentive deferral program will no longer apply to Senior executive officers, but will remain open to other executives and key employees.

Special long-term incentive awards

Treasury RSUs, options, and SARs are generally used for one-time awards to attract talented candidates or for retention purposes. There were no SARs outstanding as at December 29, 2024. See page 80 to read about the special Aspirational incentive plan established in 2024 and the awards made under the plan.

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Executive compensation

2024 executive compensation

Base salary

Base salaries recognize the level of responsibility, experience, and contribution an individual brings to Gildan’s performance. We generally target the median of the compensation comparator group to attract and retain our executive talent. Individual salary recommendations are based on a competitive assessment, economic outlook, performance, and retention.

The HR committee regularly reviews individual executive salaries and makes adjustments to reflect individual performance, competencies, responsibilities, leadership, and experience and to stay competitive with the market. It also considers the executive’s value to the Company and retention risk.

The HR committee reviews salaries of the named executives annually in accordance with Gildan’s policies, working with WTW to compare salaries to similar positions at companies in the compensation comparator group. Salaries of the named executives were adjusted as of February 20, 2024 as part of the Company-wide annual salary review process. The table below shows the base salaries for each named executive for fiscal 2024 compared to fiscal 2023:

	2024 (as of February 20, 2024)	2023 (as of February 21, 2023)	% change
Glenn J. Chamandy[1]	$1,250,000	$1,250,000	—
Rhodri J. Harries	$886,954	$856,960	3.5%
Benito A. Masi	$685,172	$662,002	3.5%
Chuck J. Ward	$725,000	$650,000	11.5%
Jason DeHaan[4]	$513,649	$496,279	3.5%
Craig A. Leavitt[2]	n/a	n/a	n/a
Vincent J. Tyra[3]	$1,250,000	n/a	n/a

1	Mr. Chamandy’s salary took effect as of May 24, 2024, the date he was reinstated as President and CEO.

2	Mr. Leavitt was appointed by the Previous Board as Interim President and CEO effective December 10, 2023. He served in this role until January 14, 2024, and was compensated in the form of additional director fees (see page 25).

3	Mr. Tyra was appointed by the Previous Board as President and CEO effective January15, 2024 and served in this role until May 23, 2024.

4.	Mr. DeHaan’s salary was effective as of March 1, 2024

The board, on the recommendation of the HR committee, increased Chuck J. Ward’s base salary in 2024 to bring his salary closer to the median of the compensation comparator group. For Glenn J. Chamandy, the HR committee, upon setting his employment conditions following his reinstatement as President and CEO, decided not to increase his base salary for 2024, electing instead to increase his target annual LTIP award from 600% to 700% of base salary, to bring his target compensation in line with the median of the compensation comparator group. This increase was intended to maintain competitive market positioning, while fostering Gildan’s emphasis on at-risk compensation which aligns with shareholder interests.

For fiscal 2025, following the HR committee’s review of Gildan’s market positioning relative to the compensation comparator group for each element of compensation in consultation with WTW, the HR committee made the following decisions:

•	for Mr. Chamandy, not to increase his base salary, electing instead to roll his short-term incentive deferral target into his LTIP target, which has also been adjusted slightly as noted above. The result is that Mr. Chamandy’s overall target compensation will increase by 1.27% for fiscal 2025

•	for Mr. Harries, Mr. Masi, and Mr. DeHaan, to increase their respective base salary by 3.25%

•	for Mr. Ward, to increase his base salary to $850,000 as part of his promotion to Executive Vice-President, Chief Operating Officer.

The table below shows the base salaries the HR committee approved for each named executive for fiscal 2025, compared to fiscal 2024:

	2025[1]	2024[2]	% change
Glenn J. Chamandy	$1,250,000	$1,250,000	—
Rhodri J. Harries	$915,780	$886,954	3.25%
Benito A. Masi	$707,440	$685,172	3.25%
Chuck J. Ward	$850,000	$725,000	17.24%
Jason DeHaan	$530,342	$513,649	3.25%

1	The base salaries for Mr. Harries and Mr. Masi took effect as of February 18, 2025, and as of March 1, 2025 for Mr. Ward and Mr. DeHaan.

2	The base salaries for Mr. Harries, Mr. Masi, and Mr. Ward took effect as of February 20, 2024, and as of March 1, 2024 for Mr. DeHaan. Mr. Chamandy’s base salary took effect as of May 24, 2024, the date he was reinstated as President and CEO.

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Executive compensation

Short-term incentive

Our STIP, also known as SCORES, is an annual cash incentive based on the weighted and collective achievements of performance-based corporate financial objectives and individual strategic objectives set for the year.	The achievement of ESG goals were added to the strategic objectives for the senior executives beginning in 2022. See page 75 for details about the 2024 assessment of strategic performance.

The STIP is designed to enhance the link between pay and performance, align the financial interests and motivations of our executives with Gildan’s annual financial performance and returns, and motivate our people to work towards common annual performance objectives. As such, it is designed to provide an annual cash bonus that is greater than the median of the compensation comparator group if we achieve superior performance and returns that exceed our target objectives, and conversely, to provide an annual cash bonus below the median if we do not meet our target objectives.

Target awards vary by level and are established as a percentage of base salary. Payout ranges are based on the role of the executive. The corporate financial objectives have an 80% weighting for Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward, and a 65% weighting for Mr. DeHaan. The remainder is based on the achievement of individual strategic objectives.

	Target payout (as a % of salary)	Payout range (as a % of salary – up to 2x target)
Glenn J. Chamandy	150%	0 – 300%
Rhodri J. Harries	75%	0 – 150%
Benito A. Masi	75%	0 – 150%
Chuck J. Ward	75%	0 – 150%
Jason DeHaan	70%	0 – 140%
Craig A. Leavitt[1]	n/a	n/a
Vincent J. Tyra[2]	150%	0 – 300%

1	Mr. Leavitt was appointed by the Previous Board as Interim President and CEO effective December 10, 2023 and served in this role until January 15, 2024. He was compensated in the form of additional director fees (see page 25), and was not entitled to participate in the STIP.

2	Mr. Tyra was entitled to a STIP award for the period of January 15, 2024 to May 23, 2024, the date he ceased to be employed by the Company.

Performance measures, targets, and payout levels for the STIP are reviewed and approved annually by the board on the recommendation of the HR committee. The financial measures and targets are based on the annual budget and are reviewed and approved by the Audit committee typically during the first quarter. The assessment and payouts are approved in February of the following year after we release our year-end results.

We must achieve threshold performance to receive a minimum payout on a measure and payouts are capped for maximum performance. The threshold and maximum values are a negative or positive variance of 1.75% compared to target for Revenue (as measured against the Company’s budgeted revenue) and a negative or positive variance of 2.5% for Adjusted diluted EPS1 (as measured against the Company’s budgeted Adjusted diluted EPS1), as shown in the table below. We use a linear progression to determine the payout between threshold and target performance, and between target and maximum performance.

	Weighting	Threshold	Target	Maximum
Revenue	50%	Target – 1.75%	Target	Target + 1.75%
Adjusted diluted EPS[1]	50%	Target – 2.5%	Target	Target + 2.5%
Payout level		40%	100%	200%

1	This is a non-GAAP financial measure or ratio (see page 96).

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2024 Short-term incentive

	Base salary earned for STIP purposes	×	Target award (as a % of base salary)	×	Corporate financial performance Revenue + Adjusted diluted EPS[1]	+	Strategic performance Strategic performance assessment (Qualitative objectives)	×	Multiplier[2] (if and when the corporate factor is above 100%)	=	2024 Short-term Incentive (capped at 2x target for all named executives)
Glenn J. Chamandy[3]	$1,250,000		150%		$1,635,000		$375,000		1.09		$2,043,750
Rhodri J. Harries	$882,802		75%		$577,352		$132,420		1.09		$721,690
Benito A. Masi	$681,964		75%		$446,004		$102,295		1.09		$557,505
Chuck J. Ward	$714,615		75%		$467,358		$107,192		1.09		$584,198
Jason DeHaan	$509,386		70%		$252,630		$124,800		1.09		$388,662

1	This is a non-GAAP financial measure or ratio (see page 96).

2	When our corporate financial performance exceeds target (100%) under the STIP, it serves as a multiplying factor allowing for a potential maximum payout.

3	The base salary earned for Mr. Chamandy consists of his actual base salary for the period from May 24, 2024 to December 29, 2024 and the retroactive portion of his base salary for the period of January 1, 2024 to May 23, 2024, per his employment agreement following his reinstatement as President and CEO.

2024 STIP performance assessment

2024 Corporate financial performance

The table below sets out our corporate performance assessment for fiscal 2024 to determine the STIP awards for our named executives.

Corporate performance is assessed using two equally weighted financial measures. The measures, targets, and payout levels are based on the annual budget and approved by the board. The assessment and payouts are approved in February of the following year when we release our year-end results. The payout scale runs in a linear progression and is capped at 200% of target. We do not disclose our financial targets because it would negatively affect our competitive position in the market and put us at a significant disadvantage.

Revenue (50%)			+	Adjusted diluted EPS* (50%)
Threshold 1.75% below target	Target 100% of target	Maximum 1.75% above target		Threshold 2.5% below target	Target 100% of target	Maximum 2.5% above target
	^				^
2024 results 2024 Total revenue was $3,271 million, above target and below maximum, resulting in a multiplier of 117.5% for this component.				2024 results 2024 Adjusted diluted EPS was $3.00 (rounded), resulting in a multiplier of 101.2% for this component. * This is a non-GAAP financial measure or ratio (see page 96).

For the portion of the award that is tied to financial measures, the Company delivered strong results with record sales of $3.271 billion and Adjusted diluted EPS1 of $3.00. The combination of both measures being slightly above their respective targets resulted in a corporate financial performance factor of 109%.

1	This is a non-GAAP financial measure or ratio. This measure or ratio is not recognized for financial statement presentation under GAAP, does not have any standardized meanings, may not be comparable to similar measures presented by other entities and should not be considered a substitute for, or superior to, GAAP measures. See About non-GAAP measures and related ratios on page 96 and section 16 of our 2024 MD&A on our website (www.gildancorp.com) for more information.

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Executive compensation

2024 Strategic performance

The HR committee assesses performance against a number of strategic objectives, to determine the individual component, which have an overall weighting of 20% for the President and CEO, and for senior executive officers. Consistent with prior years, strategic objectives were set and, starting in 2022, include ESG goals to highlight the increased importance of achieving our ESG strategy. These ESG goals represent 25% of the strategic performance assessment.

The set objectives can be either quantitative or qualitative in nature, and are categorized as follows:

•	Sales, marketing, and distribution objectives, including supply chain optimization

•	Manufacturing-driven optimization objectives, including the development of our Bangladesh footprint

•	Focus on risk management and stakeholder considerations

•	Drive the organization’s capabilities and development

•	ESG objectives.

The ESG objectives are a combination of environmentally focused objectives, working towards achieving increased sustainability in our manufacturing operations. The ESG objectives also include an objective tied to diversity, equity, and inclusion.

Based on the achievement, the 2024 strategic performance was assessed at 100% for Mr. Chamandy, and also 100% for Mr. Harries, Mr. Ward, and Mr. Masi.

In the case of Mr. DeHaan, the individual portion of his STIP had a weighting of 35% and was assessed at 100%.

Short-term incentive deferral

Since September 2020, executive officers and other key employees could elect to defer a portion of their annual bonus and receive the equivalent of up to 25% of their target STIP payout and a corresponding Company match as a deferral award in the form of Non-treasury RSUs granted under the LTIP. Deferral awards vest after two years and nine months.

The board adopted the short-term incentive deferral program (STIDP) to:

•      foster retention and encourage greater participation by management in Gildan’s long-term success through increased equity ownership

•     strengthen the link between compensation and performance as the value of the deferral award is tied to the price of our common shares.

Participants must make their elections prior to the start of the fiscal year.

NEW IN 2025

Starting in 2025, the President and CEO and other senior executive officers will no longer participate in the short-term incentive deferral program. Instead, the employer match value arising from the amounts of their annual bonus that was previously eligible for the STIDP will now be rolled into the target LTIP awards, further emphasizing the at-risk portion of their target compensation.

The STIDP will remain open to other executives and key employees.

If a participant leaves Gildan for any reason during the vesting period, the deferral amount will be paid to the participant as of the termination date. The payout level of the Company match portion of the deferral award is based on the reason for the termination of employment (see page 92).

In 2023, Mr. Masi and Mr. DeHaan elected to defer 25% of their STIP award for fiscal 2024. Mr. Chamandy was also entitled to defer up to 25% his 2024 STIP award as part of his employment conditions following his reinstatement, and he elected to do so.

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Executive compensation

Long-term incentive

The LTIP is the equity-based component of the executive compensation program. It encourages executives and key employees of Gildan and its subsidiaries to work towards and participate in the growth and development of Gildan.

The LTIP is designed to:

•	recognize and reward the impact of longer-term strategic actions by executives and key employees

•	align the interests of executives and key employees with Gildan shareholders

•	focus executives and key employees on developing and successfully implementing the strategy for continued growth

•	help retain executives and key employees

•	attract talented individuals to Gildan.

Annual LTIP

We can grant different types of equity incentive awards under the LTIP, namely restricted share units (either Treasury RSUs or Non-treasury RSUs) and options to senior executives and other key employees.

RSUs, which vest solely on the basis of performance, are referred to as PSUs. PSUs, as part of the annual grants, cliff vest at the end of a three-year period and can vest at up to two times the actual number of PSUs held at the vesting date if exceptional performance against pre-determined targets is achieved for the period. Conversely, if actual performance is less than the pre-determined threshold, the PSUs will expire with no value. This feature aligns with Gildan’s compensation policy which provides the potential for top quartile total compensation when we achieve top quartile corporate performance, but does not reward performance that is below threshold.

ABOUT THE PLAN DESIGN

In 2022, we added relative performance measures to the LTIP and reduced the overlap in performance measures with the STIP to align more closely with shareholder interests.

For PSU awards, we:

•      replaced the Revenue measure with Relative revenue growth

•      replaced the Adjusted RONA measure with Relative RONA

•      replaced the Adjusted diluted EPS measure with Relative TSR.

For 2024, we use the compensation comparator group to assess our relative performance (see page 67). Starting with the 2025 LTIP awards, we will use a new performance comparator group to assess relative performance (see page 68).

ABOUT LTIP AWARDS

Annual LTIP awards, through the use of performance vesting, aim to bring the total compensation received by Gildan’s executive officers to the 75th percentile of the compensation comparator group if we achieve maximum performance.

We use a linear progression to determine the payout between threshold and target performance, and between target and maximum performance. Annual LTIP awards consist entirely of Non-treasury RSUs. You can find more information about the LTIP in Appendix B.

SARs

The board has also adopted a share appreciation rights plan, allowing for the grant of non-dilutive SARs to executive officers and other eligible participants. SARs only have value if there is an appreciation in the price of the common shares over the vesting period. The value of a SAR generated at vesting, if any, can either be settled in cash or in common shares purchased on the open market. To date, the SARs plan has only been used once in 2020, and there were no outstanding SARs as at December 29, 2024. You can find more information about the SARs plan in Appendix C.

Determination of grants

All grants of Treasury RSUs, Non-treasury RSUs, PSUs, SARs, and options (if any) are approved by the board, based on the recommendation of the HR committee after considering the recommendations of the President and CEO for the other executive officers. Any awards granted to the President and CEO are determined solely by the HR committee and approved independently by the board without input from the President and CEO.

Target awards for the annual grants are based on the expected impact of the executive’s role on Gildan’s performance and strategic development as well as benchmarking. Specific guidelines are used to determine the annual grants and previous grants are not taken into account when considering awards of new annual grants.

Value, vesting, and dividends

The values of Non-treasury RSUs, Treasury RSUs, and PSUs are based on the price of Gildan common shares at the time of vesting and specifically for Non-treasury RSUs and PSUs, when settled in cash, by using the average closing price of Gildan common shares on the TSX or NYSE, as applicable, for the five trading days immediately preceding the vesting date, unless otherwise specified.

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Executive compensation

Non-treasury RSUs vest at the end of a maximum period of three years, and Treasury RSUs can have a maximum term of ten years (as determined by the board).

Options that were granted to executive officers as part of the annual LTIP prior to fiscal 2018 have a term of seven years and vest 25% per year to become exercisable beginning on the second anniversary of the grant date. Options granted as part of special one-time awards have specific vesting features that are set out in individual award agreements (see Vesting of special one-time awards in our prior management information circulars for more information).

Unless otherwise specified, Treasury RSUs, Non-treasury RSUs, and PSUs earn dividend equivalents as cash dividends are paid on our common shares. When the board declares a quarterly cash dividend on Gildan common shares, it also credits the holders of these awards with additional restricted share units based on the amount of the dividend these holders would have received if their Treasury RSUs, Non-treasury RSUs, or PSUs had been common shares on the dividend payment date. The additional restricted share units granted to each award holder have the same performance objectives and other terms and conditions as the underlying Treasury RSUs, Non-treasury RSUs, and PSUs.

When declared, dividends are typically awarded each year in April, June, September, and December in line with the board’s quarterly cash dividend policy. Four quarterly dividends of $0.205 per share were paid in fiscal 2024.

The number of restricted share units as dividends granted to each award holder is based on the value of the cash dividend the award holder would have received had their Treasury RSUs, Non-treasury RSUs, or PSUs been common shares on the dividend payment date, divided by the higher of the closing price of our common shares on TSX or the NYSE expressed in a single currency, converted into the currency of the underlying grant based on the exchange rate of the Bank of Canada on the business day preceding the dividend payment date.

2024 Long-term incentive award

The 2024 LTIP award is 100% performance based and payouts are not guaranteed (other than for Mr. DeHaan, for whom the long-term incentive award consisted of 50% PSUs and 50% time-based RSUs). The award for Glenn J. Chamandy took effect on August 5, 2024, following the board’s approval of his employment conditions and the lifting of the trading blackout. His award will vest on the same date as the annual awards granted to other executives and key employees.

The 2024 awards were granted as follows:

			Target award		2024 Long-term incentive award
	Salary	×	(as a % of base salary)	=	($)[2]		PSUs (#)		RSUs (#)
Glenn J. Chamandy[1]	$1,250,000		700%		$8,749,983		211,659		–
Rhodri J. Harries	$886,954		250%		$2,217,368		59,415		–
Benito A. Masi	$685,172		225%		$1,541,615		41,308		–
Chuck J. Ward	$725,000		225%		$1,631,220		43,709		–
Jason DeHaan[3]	$496,279		70%		$434,256		5,818		5,818
Vincent J. Tyra	$1,250,000		600%		$7,500,000	[4]	–	[4]	–

1	Mr. Chamandy was reinstated as President and CEO effective May 24, 2024, and received his 2024 LTIP award following the approval of his employment conditions.

2	The reported value reflects the actual value of the grant, as reported in the summary compensation table on page 84, which is the number of units awarded multiplied by the share price at the time of grant.

3	Mr. DeHaan received an award of 125% of the target value of his regular annual LTIP award in 2024.

4	An award for Mr. Tyra was approved by the board in February 2024, which had not been converted into PSUs, and was paid as of the date he ceased to be employed by the Company.

The number of units for grant is determined by dividing the value of the long-term incentive award by the closing price of Gildan common shares on the NYSE on the trading day after we release our fourth quarter financial results. Grants of the annual long-term incentive follow the release of Gildan’s results, to respect the trading blackout period set out in our insider trading policy. In cases where the grant date falls during a trading blackout period, we will use the closing share price on the first trading day that follows the lifting of the trading blackout.

In consideration of the effective date of the award, as explained above, the approval date of the awards will also serve as the date of calculations in cases of termination without cause or retirement, as applicable.

2024 Adjustments to target awards

Effective February 20, 2024, as part of the compensation review and with the intent to bring their compensation closer to the market median, the target annual LTIP award as a percentage of base salary was adjusted to 225% for Mr. Ward and Mr. Masi.

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Executive compensation

About the PSU awards

Performance criteria

Beginning with the 2022 PSU awards, three relative performance measures are used to assess performance and determine the number of units that vest at the end of the three-year performance period. We assess relative performance against companies in the compensation comparator group in effect at the time of grant (see page 67). Starting with the 2025 LTIP awards, the HR committee adopted a separate performance comparator group, applicable specifically for the measurement of relative performance under the LTIP (see page 68).

Relative revenue growth (33.3%)

Three-year growth in revenue from the start of fiscal 2024 to the end of fiscal 2026, compared to companies in our compensation comparator group. Revenue is defined as net sales

Relative RONA (33.3%)

Three-year average return on net assets for fiscal 2024, 2025, and 2026 compared to companies in the compensation comparator group Starting with the 2022 awards, a simplified definition for Adjusted RONA is used to allow for accurate and timely retrieval of performance data for companies in the compensation comparator group. Relative RONA uses GAAP earnings instead of adjusted earnings

Relative TSR (3.3%)

Three-year TSR for fiscal 2024, 2025, and 2026, assuming reinvestment of dividends, compared to the TSR of companies in our compensation comparator group The weighted average trading price of common shares is used for a 20-trading day period at the beginning and at the end of the measurement period

Each of the three performance measures is used to assess Gildan’s performance against companies in our compensation comparator group using the following criteria:

Percentile ranking	Payout multiplier
Maximum: P75+	200%
Target: P50	100%
Threshold: P25	40%
Below threshold	—

Threshold performance must be achieved in order to receive a payout on a performance measure.

Regardless of our TSR compared to the TSR of our comparator group (Relative TSR), if Gildan’s TSR is negative, the payout for Relative TSR is capped at target.

Awards for fiscal 2022 are based on results for fiscal 2022, 2023, and 2024, and awards for fiscal 2023 are based on results for fiscal 2023, 2024, and 2025.

Awards prior to 2022

PSUs awarded in fiscal 2021 vest fully based on the achievement of the following three long-term strategic performance objectives, which were set based on Gildan’s three-year financial forecasts:

Revenue	Measured as the Company’s revenue growth (three-year target), in line with the strategic plan
Adjusted diluted EPS[1]	Measured as the Company’s adjusted earnings per share growth (three-year target), in line with the strategic plan
Adjusted RONA[1]	Measured as the Company’s average return on net assets (three-year average)

1	This is a non-GAAP financial measure or ratio (see page 96).

Each year, the HR committee approved the strategic performance objectives, along with their weightings and payout level at threshold, target, and maximum payout. We do not disclose our targets for the LTIP measures for competitive reasons. This information is strategic and is therefore considered proprietary.

Vesting of PSUs awarded in fiscal 2021 is calculated as follows:

	Weighting	Below threshold	Threshold payout	Target payout	Maximum payout
Revenue	25%	0%	40%	100%	200%
Adjusted diluted EPS[1]	25%	0%	40%	100%	200%
Adjusted RONA[1]	50%	0%	40%	100%	200%

1	This is a non-GAAP financial measure or ratio (see page 96).

The measurement period of annual LTIP awards typically begins on the first day of the fiscal period in which the award is granted.

2021 PSU awards vesting in February 2024

The 2021 PSU awards vested at 200% of target based on the performance measures set out in the table below. The combination of the recovery during the period and the continued results from our Back to Basics and Gildan Sustainable Growth strategies resulted in maximum results over the three-year measurement period.

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	Below Threshold	Threshold	Target	Maximum	Actual
Revenue (25%)	0%	40%	100%	200%	200%
Adjusted diluted EPS (25%)[1]	0%	40%	100%	200%	200%
Adjusted RONA (50%)[1]	0%	40%	100%	200%	200%
2021 PSU performance multiplier					200%

1	This is a non-GAAP financial measure or ratio (see page 96).

2022 PSU awards vesting in February 2025

The 2022 PSU awards vested at 194.4% of target based on the relative performance measures set out in the table below. The combination of the results under our Gildan Sustainable Growth strategy and a strong relative positioning relative to our comparator group over the three-year measurement period resulted in near maximum payout.

	Below threshold	Threshold	Target	Maximum	Actual
Relative Revenue Growth (1/3)	0%	40%	100%	200%	200%
Relative RONA (1/3)[1]	0%	40%	100%	200%	200%
Relative TSR (1/3)	0%	40%	100%	200%	183.2%
2022 PSU performance multiplier					194.4%

1	This is a non-GAAP financial measure or ratio (see page 96).

2025 Adjustments to target awards

As previously discussed under Base salary and Short-term incentive deferral on pages 72 and 75, the annual base salary for Mr. Chamandy has not been increased for 2025 and his short-term incentive deferral target of 37.5% has been rolled into his LTIP target to emphasize the proportion of at-risk compensation. His target has been increased slightly, and is now set at 750% of his base salary. Those combined changes result in an increase in his target compensation of 1.27% for fiscal 2025, effective
February 18, 2025.

The target awards for Mr. Harries, Mr. Ward, and Mr. Masi were also adjusted after their short-term incentive deferral targets were rolled into their respective LTIP targets. As such, the inclusion of the short-term incentive deferral targets brought the LTIP target for Mr. Harries to 268.75%, and for Mr. Masi to 243.75%. The target for Mr. Ward has been adjusted to 268.75% as a result of his short-term incentive deferral target being rolled into his LTIP target and his promotion to Executive Vice-President, Chief Operating Officer.

2024 Objective-based retention awards

As disclosed in our 2024 management information circular, the Previous Board approved in January 2024 a series of measures to secure and retain senior executive officers and a number of key management employees in the context of last year’s proxy contest. At the time, the Previous Board considered those measures necessary to ensure senior executive officers and other key employees remained focused on business objectives, while ensuring stability and continuity during the CEO transition process and the then ongoing proxy contest.

Accordingly, the Previous Board approved an award consisting of Non-treasury time-based RSUs with a grant value of $2,500,000 for Mr. Ward (60% of the award vesting on December 31, 2024 and 40% vesting on December 31, 2025), and an award consisting of Non-treasury time-based RSUs with a grant value of $1,500,000 each for Mr. Harries and Mr. Masi (vesting on December 31, 2024). These awards will vest contingent upon meeting specific individual business objectives, in a range of 0% to 100%, as measured at the time of vesting. These awards are not subject to the extended conditions of the retirement policy for LTIP awards.

The awards for Mr. Ward, Mr. Harries, and Mr. Masi vested at 100% on December 31, 2024 as all objectives were attained at the time of vesting. As the date falls in fiscal 2025, details will be included in our 2026 management information circular.

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Executive compensation

Special Aspirational incentive plan

This past year, the proxy contest led by Browning West resulted in a complete change of the board and the appointment of a new slate of directors as well as the successful reinstatement of Glenn J. Chamandy as the Company’s President and CEO in May 2024. Browning West’s plan, which was strongly supported by shareholders as shown in the outcome of the proxy contest resulting in the New Board being elected, included an operating plan aimed at creating significant shareholder value.

To achieve this ambitious objective, and to fully align management’s efforts with shareholders’ interests, an Aspirational incentive plan (AIP) was proposed by the HR committee and adopted by the New Board in December 2024.

NEW IN 2024

A special Aspirational incentive plan has been developed to achieve an ambitious objective to enhance shareholder value and significantly increase Gildan’s share price.

The Aspirational incentive plan was proposed by the HR committee and approved by the New Board in December 2024.

The AIP is targeting the following key objectives:

1.	Achieve a share price of at least $100 by December 11, 2028 (the end of a four-year period), with a fifth-year extension period ending on December 11, 2029, subject to payout adjustments

2.	Share a portion of the value created for shareholders with plan participants

3.	Be completely “at risk”, based on stretch goals, and requiring a significant appreciation in share price prior to any payout, and maximum payout occurring when maximization of shareholder value has been achieved

4.	Retain, motivate, and incentivize executive leadership and key employees for success of the go-forward long-term strategy

5.	Attract maximum management engagement by going beyond the CEO and senior executives

6.	Be affordable and aligned with the achievement of business targets

7.	Be in addition to annual compensation, to reward extraordinary results.

Plan structure and participation

To fully align management’s efforts, the AIP applies to the President and CEO, senior executive officers, as well as approximately 200 leaders across the organization, in all business segments and countries where Gildan operates. The HR committee believes this is the key group to drive significant performance over the next five years.

The grant takes the form of a one-time award of dilutive treasury PSUs for each participant. The AIP is built as a four-year plan, with a fifth-year extension period, and is based on achieving share price hurdles with the opportunity for increased vesting and a higher payout with each successive threshold. The share price conditions, performance vesting percentages, and the cumulative payouts are set out in the table below. The maximum payout is capped at 100% of the award.

Share price condition (US$)	Performance vesting	Cumulative potential payout
$75.00	10%	10%	The share price must be maintained on average for a period of 30 trading days in order for a share price hurdle to be achieved.
$82.50	20%	30%
$90.00	30%	60%
$100.00	40%	100%

The $100 share price target is slightly above 2x Gildan’s share price of December 2024, and approximately 3x the share price of May 2024.

Additional features

Sustained value creation

The plan is designed to support a higher sustained share price:

•	There is no payout prior to the end of the fourth year even if the share price hurdles are achieved prior to that

•	The payout is capped at 50% of the award value at the end of the fourth year, with the remaining amount paid out, if any, at the end of the fifth year.

In cases where share price hurdles are not met by the end of the four-year period, plan participants can benefit from an extension year (the fifth year), subject to the following adjustments:

•	If the $100 share price hurdle is achieved during the fifth year of the plan, the payout is reduced by 15%, for a maximum of 85% of the total payout

•	If the $90 share price hurdle is achieved, the payout is reduced by 10%, for a maximum of 50% of the total payout

•	If a $110 share price is achieved, then plan participants are entitled to receive the full payout of 100%.

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Executive compensation

During the first year of the plan, awards will be provided to new qualifying employees and adjustments will be made to initial awards to employees who were since promoted.

Restrictive vesting conditions

The AIP awards are also subject to more restrictive vesting conditions for employees who qualify for the retirement policy for LTIP or are terminated without cause during the vesting period. Only those qualifying for full retirement under the retirement policy for LTIP may receive a prorated payout, and only if their retirement date occurs after the beginning of the third year of the plan. Therefore, participants retiring prior to December 12, 2026 are not eligible to receive any payout.

In cases of termination without cause, including the elimination of a position, a prorated payout is made solely if a plan participant’s end of employment occurs during the fourth year or fifth year of the plan. These terms are to ensure that plan participants receiving any payout under the AIP have contributed to the achievement of the results for a significant period of time. A payout can also occur in cases of death or permanent disability. In all cases, a payout is contingent upon the attainment of one or more share price hurdles.

Governance process in the plan design and assessment

The HR committee retained the services of an independent compensation advisor, Hugessen Consulting, to provide expertise and benchmarking on this type of incentive plan.

Following the design phase, and prior to its approval, the board engaged with several of Gildan’s largest shareholders, who together represent over 32% of our issued and outstanding common shares, to seek feedback on the Aspirational incentive plan and ensure the plan’s objectives were aligned with shareholders’ interests. While all supported the overall plan, some minor design considerations were outlined during certain meetings, primarily on the spread of the price conditions. Adjustments were made to reflect feedback received from shareholders. This included increasing the lower price hurdles to narrow the spread, and therefore further tilt the plan towards the higher share price hurdles. The Aspirational incentive plan as implemented reflects the outcome of this engagement process and feedback received from shareholders. The AIP was subsequently unanimously approved by both the HR committee and the board.

2024 AIP awards

The 2024 AIP awards were based on a fair value equal to 1.5x the participant’s annual LTIP target (non-recurring) and expressed as a number of units. The HR committee believes this award level represents a meaningful incentive to participants, while remaining affordable to the Company, with the awards being amortized over a five-year period. No dividend equivalents are paid or accrued, in order to maintain the target grant and target payout levels throughout the vesting period.

The AIP was structured to deliver more than 98% of the value created to shareholders, with less than 2% for management. This ratio is obtained by comparing the vesting value of the Treasury units awarded on December 12, 2024 should all hurdles be achieved (100% vesting) at a share price value of $100, to the value that would be achieved for shareholders at that same share price (assuming the number of outstanding shares and dividend level remains constant during the period). We believe this is reasonable in light of the significant increase in share price shareholders would benefit from, should the ambitious targets of the AIP be achieved.

The 2024 AIP awards were granted as follows:

	Salary	×	Target LTIP	×	=	2024 Long-term incentive award
			(as a % of base salary)			Fair value ($)[1]	PSUs (#)
Glenn J. Chamandy	$1,250,000		700%	1.5x		$13,124,988	599,041
Rhodri J. Harries	$886,954		250%	1.5x		$3,326,069	151,806
Benito A. Masi	$685,172		225%	1.5x		$2,312,447	105,543
Chuck J. Ward	$725,000		225%	1.5x		$2,446,865	111,678
Jason DeHaan	$513,649		70%	1.5x		$539,315	24,615

1	Fair value in this table is the value of the number of units awarded, as reported in the summary compensation table on page 84.

The dollar value realized by each named executive will be based on the number of hurdles achieved during the vesting period, whether the hurdles were achieved during the first four-year period or during the extension period, and Gildan’s share price on the vesting dates. A maximum of 50% of the total award can be paid out after four years, with the applicable subsequent remaining value payable at the end of the fifth year.

Units held under the AIP do not count toward our share ownership requirements (see page 69).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	81

Executive compensation

Share performance and cost of management ratios

Total shareholder return

The graph below compares the total shareholder return of Gildan common shares to the return of two major market indices:

•  the S&P/TSX Composite Index Total Return to show the value of Gildan’s Canadian dollar-denominated common shares

•  the S&P 500 Composite Total Return Index because the US dollar is our functional reporting currency.

The graph assumes an investment of $100 (and C$100) in Gildan common shares made on December 30, 2019 and the two market indices and assumes reinvestment of dividends.

ABOUT CURRENCIES

A significant portion of our revenue is generated in US dollars, our reporting currency. A change in the value of the Canadian dollar relative to the US dollar will have an effect on the value of Gildan’s Canadian dollar-denominated common shares.

Gildan’s TSR over the five-year period shows an overall upward trend whether expressed in Canadian dollars or US dollars.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	82

Executive compensation

As shown below under Cost of management ratios, with respect to total compensation reported for the named executives over the five-year period:

•	total compensation decreased in 2021 when compared to 2020, due primarily to the special one-time equity awards granted during 2020

•	total compensation decreased slightly in 2022 and similarly decreased slightly as well in 2023, mainly because the STIP awards were below target in 2022 and in light of the financial portion of STIP not having paid at all for 2023

•	total compensation increased significantly in 2024, as it includes the termination payments for Mr. Tyra, retroactive compensation for Mr. Chamandy, the value of the special AIP awards of December 2024, as well as retention awards made in the first half of 2024.

The aggregate value of total compensation reported for the named executives may fluctuate year over year and may not correlate with the trend in TSR due to several factors:

•	changes in the named executives during the period may reflect varying target compensation levels and actual compensation

•	occasional one-time equity grants may cause significant fluctuations in total compensation from year to year. The value ultimately realized from LTIP awards is based on performance against pre-determined performance measures and targets and the performance of our share price when the awards vest

•	compensation may be adjusted to stay competitive with the market, and the compensation comparator group specifically, and to reflect any changes in the scope of the executives’ responsibilities

•	STIP awards are not directly linked to TSR as the annual incentive is based mainly on our corporate performance, specifically two core financial measures (Adjusted diluted EPS and Revenue).

Cost of management ratios

The table below shows the link between total compensation reported for the named executives and Gildan’s performance over the last five fiscal years. We express total compensation to the named executives as a percentage of the Company’s net income (loss) after tax /net earnings (loss) and as a percentage of the equity market capitalization as at the end of the applicable fiscal year to indicate the cost of management:

	2020	2021	2022	2023	2024	2024
					(including Mr. Tyra and AIP awards4)	(excluding Mr. Tyra and AIP awards)
Total compensation to the named executives[1,2,3]	$33,277,884	$22,823,912	$20,767,582	$20,432,516	$70,327,796	$31,535,133
Total compensation to the named executives as a % of Total net earnings (loss)	(14.77)%	3.76%	3.84%	3.83%	17.54%	7.86%
Total compensation to the named executives as a % of Total equity market capitalization	0.60%	0.28%	0.42%	0.36%	0.85%	0.38%

1	Total compensation to the named executives represents the total compensation as reported in the management information circular for each fiscal year.

2	The sum for 2023 excludes the additional director fees paid to Mr. Leavitt in his role as Interim President and CEO for the period of December 10, 2023 to December 31,2023 (see our prior management information circular for details).

3	The sum for 2024 excludes the additional director fees paid to Mr. Leavitt in his role as Interim President and CEO for the period of January 1, 2024 to January 14, 2024 (see 2024 Director compensation on pages 24 and 25 for details). The sum includes the retroactive payouts for Mr. Chamandy and the termination payments for Mr. Tyra, as reported in the summary compensation table on page 84.

4	This amount includes reported compensation of $17,042,979 for Mr. Tyra as well as $21,749,684 related to the Special Aspirational incentive awards.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	83

Executive compensation

2024 compensation details

Summary compensation table

The table below shows the compensation information for the named executives for fiscal 2024 (ended December 29, 2024), fiscal 2023 (ended December 31, 2023), and fiscal 2022 (ended January 1, 2023). All amounts are in US dollars and any applicable amounts in other currencies have been converted to US dollars.

Reinstatement of Glenn J. Chamandy as President and CEO

Glenn J. Chamandy was reinstated as President and CEO as of May 24, 2024. As Mr. Chamandy’s termination payouts were still not settled as of the date he was reinstated, and as Mr. Chamandy agreed to waive any severance payouts he might have been entitled to in connection with his termination by the Previous Board following his termination, the board decided to reinstate his compensation and pay him the compensation he would have been entitled to for the period of December 11, 2023 to May 23, 2024, as though he had remained employed. Based on plan provisions and practicality, the components were either paid retroactively, settled, or reinstated with retroactive effect. The compensation for 2024 therefore includes additional awards and payouts tied to this exercise, as reported in the table below, and as further described in the footnotes. As indicated above, following his reinstatement as President and CEO, Mr. Chamandy agreed to waive any and all severance payouts he might have been entitled to in connection with his termination by the Previous Board.

You can find compensation details related to previous years in our prior management information circulars filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

	Year	Salary[4]		Share-based awards[5]		Option-based awards	Annual incentive plan[6]		Pension value[7]		All other compensation[8]		Total compensation
Glenn J. Chamandy[1]	2024	$1,250,000	[9]	$23,053,823	[11,12]	—	$2,043,750	[17]	$63,662	[18]	$497,695	[20]	$26,908,930	[30]
President and CEO	2023	$1,177,885	[10]	$7,922,606	[12]	—	$0	[27]	$62,443		$1,072,022		$10,234,956
(as of May 24, 2024 and previously until December 10, 2023)	2022	$1,250,000		$6,778,359	[12]	—	$1,690,500		$58,863		$109,966		$9,887,688
Rhodri J. Harries[28]	2024	$882,801		$7,075,349	[12,13]	—	$721,690		$44,661		—		$8,724,501
Executive Vice-President, CFO and CAO	2023	$852,396		$2,281,104	[12]	—	$127,859		$43,347		—		$3,304,708
	2022	$820,677		$2,209,235	[12]	—	$554,942		$38,605		—		$3,623,458
Benito A. Masi	2024	$681,964		$5,378,696	[12,14]	—	$557,505		$32,438	[19]	$407,329	[21]	$7,057,932
President, Manufacturing	2023	$658,476		$1,431,130	[12]	—	$98,771		$33,590	[19]	$401,728		$2,623,696
	2022	$633,973		$1,388,380	[12]	—	$428,693		$30,463	[19]	$386,523		$2,868,031
Chuck J. Ward[29]	2024	$714,615		$6,602,298	[12,15]	—	$584,198		$35,625		$353,494	[22]	$8,290,230
President, Sales, Marketing, and	2023	$646,538		$1,403,875	[12]	—	$96,981		$32,292		$421,852	[16]	$2,601,538
Distribution	2022	$614,615		$1,349,340	[12]	—	$415,603		$30,625		$319,234		$2,729,416
Jason DeHaan	2024	$509,386		$1,003,687	[12,16]	—	$388,662		$21,240		$380,249	[23]	$2,303,224
Chief Information Officer	2023	$492,118		$411,263	[12]	—	$120,569		$25,228		$269,793		$1,318,972
	2022	$474,855		$405,782	[12]	—	$305,823		$22,398		$97,675		$1,306,533
Craig A. Leavitt[2] Interim President and CEO (December 10, 2023 to January 15, 2024)	2024	—		—		—	—		—		—		—
Vincent J. Tyra[3] Former President and CEO (January 15, 2024 to May 23, 2024)	2024	$451,923	[24]	—	[25]	—	—		$21,476		16,569,580	[26]	$17,042,979

Leadership changes

1	Mr. Chamandy was terminated by the Previous Board as President and CEO on December 10, 2023 and reinstated on May 24, 2024 following the outcome of the proxy contest and appointment of the New Board.

2	Mr. Leavitt, a Gildan director from May 2018 to May 1, 2024, was appointed by the Previous Board as Interim President and CEO effective December 10, 2023 and served in this role until January 14, 2024. He received additional director fees for fulfilling this role (see page 25).

3	Mr. Tyra resigned as President and CEO on May 23, 2024.

Salary

4	Earned salary for each named executive in the applicable fiscal year. The annualized base salary may differ due to the timing of salary increases or other circumstances.

Share-based awards

5	The total value of long-term incentive awards granted in the applicable fiscal year. This includes the annual grants of PSUs (and combination of PSUs and RSUs in the case of Mr. DeHaan), the Company match of Non-treasury RSUs made under the STIDP with respect to the STIP bonus paid for the prior fiscal year (see page 75), the AIP awards, the issuance of RSUs to Mr. Chamandy in connection with his reinstatement as President and CEO in replacement of his units for the 2023 and 2022 deferral under the STIDP (which had been automatically forfeited upon his termination without cause, as well as individual one-time awards for Mr. Harries, Mr. Masi, and Mr. Ward. See footnotes 13, 14, and 15 below. Certain amounts are rounded to the nearest dollar.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	84

Executive compensation

Since the Aspirational incentive plan is conditioned for high performance and entirely at risk, and as the grant date fair value is reported over a single year, it may be useful to assess the 2024 compensation program excluding the AIP awards. The amounts that would be reported in the columns Share-based awards and Total compensation under this alternative scenario are presented in the table below.

	Share-based awards		Total compensation
	Excluding the AIP	Including the AIP	Excluding the AIP	Including the AIP
Glenn J. Chamandy	$9,928,835	$23,053,823	$13,783,942	$26,908,930
Rhodri J. Harries	$3,749,280	$7,075,349	$5,398,431	$8,724,501
Benito A. Masi	$3,066,249	$5,378,696	$4,745,485	$7,057,932
Chuck J. Ward	$4,155,433	$6,602,298	$5,843,365	$8,290,230
Jason DeHaan	$464,372	$1,003,687	$1,763,909	$2,303,224

Except for Mr. Chamandy, the number of PSUs (and RSUs in the case of Mr. DeHaan) for annual grants is determined by dividing the target award by the value of the closing price of the common shares on the NYSE on the last trading day before the grants, as shown in the table below.

Grant date	May 31, 2024	Feb 24, 2023	Feb 25, 2022
Share price (NYSE)	$37.32	$32.14	$39.04

The number of RSUs for the Company match under the STIDP is determined based on the value of the deferred amount divided by the closing price on the NYSE indicated in the table above for the grants of 2024, 2023, and 2022.

In the case of Mr. Chamandy, his 2024 annual LTIP award and the Company match under the STIDP for 2024, 2023, and 2022 were made by using the share price of $41.34, the closing price on the NYSE on August 2, 2024.

The AIP award has a fair value of $21.91 per unit, and was calculated using the following assumptions:

•	a grant date of December 12, 2024

•	an expiry date of December 11, 2028

•	a grace period end date of December 11, 2029

•	a maximum vesting of 100%, with the following vesting conditions: the units vest in the event the Company achieves a 30-day average share price for each share price hurdle over a 4-year performance period, and if the maximum vesting percentage is not achieved by end of the 4-year performance period, and the average share price in year 5 reached $90 (10% reduction), or $100 (15% reduction), or $110 or more (no reduction), an additional vesting in the 5th year grace period is qualified.

The methodology used is a Monte-Carlo simulation model according to Geometric Brownian Motions to estimate the fair market value of the units, using the share price of $48.82, the Company’s closing share price on the NYSE on December 11,2024, and by using a 4-year historical volatility of 31.81%, risk-free rates from Bloomberg based on the US$ SOFR curve, and a dividend yield based on Gildan’s 12-month dividend yield as of December 10, 2024.

Annual incentive plan

6	Includes the total value of awards earned under our STIP by each named executive for each applicable fiscal year, before deduction of any portion of the STIP deferred under the STIDP. Named executives may elect to defer up to 25% of their fiscal 2024 STIP payout during the course of fiscal 2025. STIP amounts deferred by named executives are described in footnote 12 below (for each applicable year).

Pension value

7	Represents the Company contributions.

All other compensation

8	Includes perquisites and other personal benefits which total $50,000 or more or are equivalent to 10% or more of a named executive’s total salary for the fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for each named executive, is disclosed separately for each named executive, as applicable.

9	This amount represents base salary beginning May 24, 2024, as well as the retroactive portion of his base salary for the period of January 1 to May 23, 2024.

10	This amount represents base salary up to December 10, 2023. The retroactive payout of the period of December 11 to December 31, 2023 was paid in 2024 and is therefore reported in the column entitled All under compensation of fiscal 2024.

11	This amount includes the 2024 annual grant ($8,749,983), the 2024 STIDP Company match ($93,718), the fair value at grant for the AIP ($13,124,988), as well as the reissuance of the 2023 and 2022 STIDP Company match ($562,803 and $522,331 respectively and as disclosed in our prior management information circulars).

12	Each named executive elected to defer a portion of their fiscal 2021, 2022, and 2023 STIP payout so the amount reported for 2022, 2023, and 2024 include the Company match (under Share-based awards) as follows:

	2024	2023	2022
Glenn Chamandy	$93,718	$422,609	$465,864
Rhodri Harries	$31,946	$138,716	$149,249
Benito Masi	$24,669	$107,155	$115,324
Chuck Ward	$24,221	$103,876	$99,356
Jason DeHaan	$30,117	$76,429	$80,657

13	This amount includes the 2024 annual grant ($2,217,368), the 2024 STIDP Company match ($31,946), the fair value at grant for the AIP ($3,326,069), as well as $1,499,965 for his 2024 objective-based retention award

14	This amount includes the 2024 annual grant ($1,541,615), the 2024 STIDP Company match ($24,669), the fair value at grant for the AIP ($2,312,447), as well as $1,499,965 for his 2024 objective-based retention award.

15	This amount includes the 2024 annual grant ($1,631,220), the 2024 STIDP Company match ($24,221), the fair value at grant for the AIP ($2,446,865), as well as $2,499,992 for his 2024 objective-based retention award.

16	This amount includes the 2024 annual grant ($434,256), the 2024 STIDP Company match ($30,117), and the fair value at grant for the AIP ($539,315).

17	Mr. Chamandy was entitled to participation in the STIP based on a full calendar year for the entire fiscal year 2024, as part of his employment conditions following his reinstatement as President and CEO.

18	Includes an amount of $26,887 representing the retroactive contribution for the period of December 11, 2023 to May 23, 2024, as part of his employment conditions following his restatement as President and CEO.

19	Amounts for Mr. Masi’s SERP account are recorded in Canadian dollars on a monthly basis, using the monthly average rate of the Bank of Canada and converted to US dollars using the Bank of Canada rate on the last trading date of each fiscal year: 1.4416 on December 27, 2024, 1.3226 on December 29, 2023, and 1.3544 on December 30, 2022.

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Executive compensation

20	Includes $375,000 for Mr. Chamandy’s fiscal 2023 bonus payout, which was cancelled on a discretionary basis by the Previous Board in 2024, and re-instated by the New Board as part of his employment conditions following his reinstatement as President and CEO

21	Includes $150,964 for expatriate housing costs and $170,491 for an expatriate international allowance.

22	Includes $108,000 for expatriate housing costs and $107,192 for an expatriate international allowance.

23	Includes an amount of $369,662 related to tax protection.

24	Represents the base salary for the period of January 15, to May 23, 2024.

25	In consideration of the prolonged trading blackout period, the award that was approved by the board was not converted into PSUs as of Mr. Tyra’s termination date.

26	Represents the lump-sum payment made to Mr. Tyra in connection with the termination of his employment with the Company. Please page 94 for a description of the amounts paid to My. Tyra pursuant to the termination provisions of his employment agreement and change of control agreement.

27	Mr. Chamandy did not receive a STIP payout for fiscal 2023, as the Previous Board exercised discretion and decided he would not receive a payout. This decision was reversed by the New Board and Mr. Chamandy was paid his bonus following his return as President and CEO. Accordingly, a payout of $375,000, representing his STIP entitlement as if he had not have left the Company is included in the amount reported under All other compensation for fiscal 2024.

28	As announced on February 19, 2025, Mr. Harries informed the board of directors of his intention to retire on January 1, 2026, and Luca Barile, previously CFO, Sales, Marketing and Distribution, succeeded Mr. Harries as EVP, CFO, effective March 1, 2025. Mr. Harries will retain the Chief Administrative Officer role until his retirement.

29	As announced on February 19, 2025, Mr. Ward was appointed as EVP, COO effective March 1, 2025.

30	The Total compensation for Mr. Chamandy includes a value of $1,535,855 that is not attributable to the fiscal 2024 compensation program (the “reissued elements”), consisting of the 2023 annual bonus not previous paid (see footnote 20), the reissuance of his 2022 and 2023 employer match awards under the STIDP (see footnote 11), and the retroactive salary and pension contributions for the period of December 11 to December 31, 2023. It also includes an amount of $13,783,942 for the AIP, as described in footnote 5 above. The table below compares the total compensation including and excluding those elements.

	Reported Total compensation	Excluding the reissued elements	Excluding the AIP and the reissued elements
Glenn J. Chamandy	$26, 908,930	$25,373,075	$12,248,087

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Executive compensation

Incentive plan awards

The table below shows each named executive’s outstanding equity-based incentive awards at the end of fiscal 2024:

	Option-based awards							Share-based awards
	Issuance date	Number of securities underlying unexercised options			Option exercise price	Option expiry date	Value of unexercised in-the-money options[1]	Issuance date	Number of shares or units that have not vested[2,3]		Market or payout value of share-based awards that have not vested[4]	Market or payout value of vested share-based awards not paid out or distributed
Glenn J. Chamandy[5]								Dec 12, 2024	599,041		—
								Aug 5, 2024	213,515	[7]	$10,005,313
								Aug 5, 2024	4,572	[8]	$214,244
								Aug 5, 2024	13,733	[9]	$643,528
								Feb 24, 2023	243,762	[10]	$11,422,687
								Feb 25, 2022	172,735	[10,12]	$8,094,362
Rhodri J. Harries	Aug 17, 2015	282,737	[6]	C$	42.27	Aug 16, 2026	$4,965,941	Dec 12, 2024	151,806		—
								May 31, 2024	40,544	[11]	$1,899,892
								May 31, 2024	59,936		$2,808,601
								May 31, 2024	1,726	[8]	$80,880
								Feb 24, 2023	9,016	[8]	$422,490
								Feb 24, 2023	69,631		$3,262,909
								Feb 25, 2022	56,369	[12]	$2,641,451
Benito A. Masi								Dec 12, 2024	105,543		—
								May 31, 2024	40,544	[13]	$1,899,892
								May 31, 2024	41,670		$1,952,656
								May 31, 2024	1,322	[8]	$62,418
								Feb 24, 2023	6,964	[8]	$326,333
								Feb 24 ,2023	43,031		$2,016,433
								Feb 25, 2022	34,835	[12]	$1,632,368
Chuck J. Ward								Dec 12, 2024	111,678		—
								May 31, 2024	67,575	[14]	$3,166,565
								May 31, 2024	44,092		$2,066,151
								May 31, 2024	1,308	[8]	$61,293
								Feb 24, 2023	6,752	[8]	$316,399
								Feb 24, 2023	42,252		$1,979,929
								Feb 25, 2022	34,204	[12]	$1,602,799
Jason DeHaan								Dec 12, 2024	24,615		—
								May 31, 2024	5,869		$275,021
								May 31, 2024	5,869		$275,021
								May 31, 2024	1,628	[8]	$76,288
								Feb 24, 2023	5,441		$254,965
								Feb 24, 2023	5,441		$254,965
								Feb 24, 2023	4,968	[8]	$232,800
								Feb 25, 2022	4,448	[12]	$208,433
								Feb 25, 2022	4,448	[12]	$208,433
Craig A. Leavitt[15]								—	—		—
Vincent J. Tyra[16]								—	—		—

1	Based on the difference between the closing price of Gildan common shares on the NYSE ($46.86) or the TSX (C$67.59), as applicable, as at December 27, 2024, the last trading day prior to the fiscal year-end, and the exercise price of the options, multiplied by the number of unexercised options, expressed in US dollars. For options with an exercise price in Canadian dollars, the aggregate value was converted to US dollars using the Bank of Canada exchange rate of 1.4416 on December 27, 2024, the last trading day of fiscal 2024.

2	Includes Treasury RSUs, Non-treasury RSUs, PSUs, and dividend equivalents, and represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of PSUs are shown at target (100%).

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Executive compensation

3	Includes additional units of restricted share units granted as dividend equivalents at the same rate as cash dividends paid on Gildan common shares in 2024. The named executives were awarded the following RSU dividends, for each of their respective outstanding awards:

Grant date	Glenn Chamandy*	Rhodri Harries	Benito Masi	Chuck Ward	Jason DeHaan
August 5, 2024 (PSU)	1,856	n/a	n/a	n/a	n/a
August 5, 2024 (2024 short-term incentive deferral)	38	n/a	n/a	n/a	n/a
August 5, 2024 (2023 short-term incentive deferral)	340	n/a	n/a	n/a	n/a
May 31, 2024 (Objective-based retention awards)	n/a	352	352	587	n/a
May 31, 2024 (Short-term incentive deferral)	n/a	14	10	10	14
May 31, 2024 (PSU/RSU)	n/a	521	362	383	102
Feb 24, 2023 (Short-term incentive deferral)	n/a	176	136	134	98
Feb 24, 2023 (PSU)	6,066	1,367	845	830	214
Feb 25, 2022 (PSU)	4,299	1,106	683	671	174

*	As part of the reinstatement of Mr. Chamandy’s awards, he also received in 2024 the dividend equivalents of December 2023 in respect of his PSUs for which the cancellation was rescinded, which are included in the table above. This includes 72 RSU dividend equivalents for the August 5, 2024 (2023 short-term incentive deferral), 1,281 RSU dividend equivalents for the Feb 24, 2023 (PSU), and 908 RSU dividend equivalents for the Feb 25, 2022 (PSU) lines above.

4	Based on the closing price of Gildan common shares on the NYSE ($46.86) or the TSX (C$67.59), as applicable, on December 27, 2024, the last trading day of fiscal 2024, expressed in US dollars. For awards priced in Canadian dollars, the aggregate value was converted to US dollars using the Bank of Canada exchange rate of 1.4416 on December 27, 2024, the last trading day of fiscal 2024. Includes additional units received as dividend equivalents. PSUs have been calculated at target (100%) and the AIP at 0% since no hurdles were met as at the end of the fiscal year. At maximum vesting, the PSUs from annual grants would have the following value:

	Glenn Chamandy	Rhodri Harries	Benito Masi	Chuck Ward	Jason DeHaan*
May 31, 2024 / Aug 5, 2024 (2024 PSUs)	$20,010,626	$5,617,202	$3,905,312	$4,132,302	$550,042
Feb 24, 2023 (2023 PSUs)	$22,845,394	$6,525,818	$4,032,866	$3,959,858	$509,930
Feb 25, 2022 (2022 PSUs)	$16,188,724	$5,282,902	$3,264,736	$3,205,598	$416,866

*	Half of Mr. DeHaan’s annual LTIP award consists of PSUs.

5	Mr. Chamandy was reinstated as President and CEO on May 24, 2024. His annual LTIP grants of February 25, 2022 and of February 24, 2023 were reinstated, including dividend equivalents applicable since the award date. The Company match under the STIDP for 2023 was re-granted on August 5, 2024, along with his 2024 annual PSU award, and the 2024 award under the STIDP.

6	Part of Mr. Harries’ sign-on agreement as disclosed in our 2016 management information circular. These options have a term of ten years.

7	Represents the 2024 annual PSU award, which was approved following his reinstatement as President and CEO.

8	Represents the short-term incentive deferral (see page 75). Half of the award is the deferred portion of the named executive’s short-term incentive payout and half represents the Company match.

9	Represents the Company match of the 2023 that Mr. Chamandy was entitled to following the deferral of a portion of his STIP of fiscal 2022. This award was cancelled in 2023 and reissued on August 5, 2024, upon his reinstatement as President and CEO on May 24, 2024. The reissuance of the award includes RSU dividend equivalents which have or would have accumulated since the original grant date,

10	Following Mr. Chamandy’s reinstatement as President and CEO on May 24, 2024, the cancellation of his 2022 and 2023 annual PSU awards was rescinded. The number of units reinstated includes dividend equivalents he would have received since the award date.

11	Represents Mr. Harries’ 2024 objective-based retention award. This award vested on December 31, 2024, which falls into fiscal 2025.

12	Vested at 194.4% on February 24, 2025 (see page 79).

13	Represents Mr. Masi’s 2024 objective-based retention award. This award vested on December 31, 2024, which falls into fiscal 2025.

14	Represents Mr. Ward’s 2024 objective-based retention award. A portion of this award (40,545 RSUs) vested on December 31, 2024, which falls into fiscal 2025. The remainder of this award vests on December 31, 2025.

15	See Outstanding share-based awards on page 25 for the details of the DSUs held by Mr. Leavitt as at the end of fiscal 2024.

16	Mr. Tyra ceased to be an employee on May 23, 2024.

Value vested or earned during the year

The table below shows the value of incentive plan awards for each named executive that vested or were earned during the fiscal year ended December 29, 2024:

	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]		Non-equity incentive plan compensation – Value earned during the year (short-term incentive)
Glenn J. Chamandy	—	$17,948,96	[4]	$2,043,750
Rhodri J. Harries	—	$5,266,898	[4]	$721,690
Benito A. Masi	—	$3,317,110	[5]	$557,505
Chuck J. Ward	—	$1,739,313	[6]	$584,198
Jason DeHaan	—	$793,051	[7]	$388,662

1	No options vested in fiscal 2024. We stopped granting options as part of the annual LTIP awards in 2018.

2	Represents the total value of the Non-treasury RSUs and PSUs granted on March 1, 2021 as part of the fiscal 2021 annual LTIP awards, and the vesting value of the STIDP awards granted on February 25, 2022 (and in the case of Mr. Chamandy, the reissuance of the Company match portion of this award on August 5, 2024), that vested on November 21, 2024. The PSUs and Non-treasury RSUs granted as part of the 2021 awards vested at a factor of 200% for Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward, and at an effective aggregate of 150% for Mr. DeHaan, as his PSUs vested at 200% and his Non-treasury RSUs vested at 100%. The value is calculated by multiplying the number of Non-treasury RSUs or PSUs, as applicable, held by the named executive at the time of vesting by the closing price of the common shares on the NYSE of $34.83 on the vesting date on February 29, 2024 and of $41.34 on August 2, 2024 for Mr. Chamandy. For the STIDP awards, the value is calculated by multiplying the number of RSUs held at the time of vesting, multiplied by the closing price of the common shares on the NYSE of $39.04 on November 21, 2024.

3	Includes an amount of $628,000 corresponding to the vesting value of the STIDP awards.

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4	Includes an amount of $402,470 corresponding to the vesting value of the STIDP awards.

5	Includes an amount of $310,932 corresponding to the vesting value of the STIDP awards.

6	Includes an amount of $267,885 corresponding to the vesting value of the STIDP awards.

7	Includes an amount of $217,415 corresponding to the vesting value of the STIDP awards.

Options exercised during the year

The following named executives exercised options in fiscal 2024:

	Number of options exercised	Option exercise price	Gain realized
Rhodri J. Harries	94,384	$29.01	$1,239,402
Benito A. Masi	90,280	$29.01	$1,271,106

The gain realized is the difference between the market value of our common shares on the NYSE or the TSX, as applicable, upon exercise and the exercise price of the options, multiplied by the number of options exercised.

Equity incentive plan information

The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining and motivating its executives and key employees. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time).

Securities authorized for issuance under equity compensation plans

(as at December 31, 2023) Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plan approved by security holders
LTIP (options granted in Canadian dollars)	282,737	C$	42,27	573,710
LTIP (options granted in US dollars)	—		n/a	(reserved for the exercise of options and
LTIP (Treasury RSUs)	1,573,111		n/a	vesting of Treasury RSUs)

We do not have any equity compensation plans where equity securities authorized for issuance were not previously approved by shareholders.

As at March 18, 2025:

•	No options are outstanding, representing 0% of our total issued and outstanding common shares

•	a total of 1,575,471 Treasury RSUs are outstanding, representing1.04% of our total issued and outstanding common shares

•	a total of 1,940,048 Non-treasury RSUs are outstanding.

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Burn rate

The table below shows the burn rate for options and Treasury RSUs – the number of options and Treasury RSUs granted each year under the LTIP for the fiscal year ended December 29, 2024 and the two prior fiscal years, expressed as a percentage of the weighted average number of outstanding common shares for that fiscal year. It does not include forfeited options and Treasury RSUs that are available for future grants.

	Option burn rate	Treasury RSU burn rate
2024	nil	0.94%
2023	nil	0.002%
2022	nil	0.03%

Options only have value if our share price increases during the vesting period. The award gives the holder the option to buy Gildan common shares at a price that is at least the market price on the TSX and the NYSE on the trading day immediately prior to the grant date, as determined by the board. Options granted before fiscal 2018 have a term of seven years and vest 25% a year beginning on the second anniversary of the grant (the LTIP allows for a maximum term of ten years). If the expiry date falls within our trading blackout period (see page 102), or within ten days after the end of a blackout period, then the period for exercising options is extended for a maximum of ten business days.

Plan status and limits

(as at March 18, 2025)
Total number of common shares reserved for issuance for the exercise of options and vesting of Treasury RSUs	13,797,851
Total reserve as a % of the total issued and outstanding shares	9.09%
Number of common shares in the total reserve that remain available for grants of Treasury RSUs	571,350
Number of common shares in the total reserve that remain for grants of Treasury RSUs as a % of the total issued and outstanding shares	0.38%
Total number of options that are outstanding	0%
As a % of the total issued and outstanding shares	0
Total number of Treasury RSUs that are outstanding	1,575,471%
As a % of the total issued and outstanding shares	1.04
Total number of Non-treasury RSUs that are outstanding	1,940,048

The LTIP provides that (i) the number of common shares issuable pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the common shares issued and outstanding, in the case of common shares issuable to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person, and (ii) the number of common shares issued pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, in any one-year period, exceed 10% of the common shares issued and outstanding, in the case of common shares issued to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person.

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Retirement benefits

Under our retirement savings program, Glenn J. Chamandy, Rhodri J. Harries, and Jason DeHaan, and all other Canadian salaried employees receive, under the DPSP, an amount equal to their contribution to their RRSP, up to a maximum of 5% of their annual base salary. If the Company’s contribution results in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited to the employee’s SERP account (which is an unfunded plan).

For Benito A. Masi, the 5% Company contribution is fully credited under his SERP account. Amounts for Mr. Masi’s SERP account are recorded in Canadian dollars on a monthly basis using the monthly average rate of the Bank of Canada, converted to US dollars using 1.4416, the Bank of Canada rate on December 27, 2024, the last trading day of fiscal 2024 (see footnote 19 to the summary compensation table on page 85).

Prior to his relocation to Barbados, Chuck J. Ward received from the Company an amount equal to 50% of his own contributions under our 401(k) plan, up to a maximum of 3% of his annual base salary or up to the maximum amount determined by the U.S. government. He was also credited by the Company under the U.S. SERP with an amount equal to 2% of his annual base salary and short-term incentive. Effective as of his relocation to Barbados, Mr. Ward ceased to participate in the U.S. program and 5% of his base salary is credited to his Barbados SSP account (which is an unfunded plan).

The table below shows the value accumulated under the retirement savings programs for each named executive as of the beginning and end of fiscal 2024:

	Accumulated value at start of year[1]		Compensatory[2]		Accumulated value at end of year[1,3]
Glenn J. Chamandy	$1,515,488	[4]	$63,662	[5]	$1,696,246
Rhodri J. Harries	$532,179		$44,661		$786,038
Benito A. Masi	$899,230		$32,438		$1,109,304
Chuck J. Ward	$774,848		$35,625		$935,035
Jason DeHaan	$253,659		$21,240		$340,584
Vincent J. Tyra[6]	—		$21,476		—	[7]

1	Represents the sum of the RRSP, DPSP, SERP, 401(k), or SSP account balances inclusive of returns, as applicable. The value at the start of the year may differ from the accumulated value at the end of the preceding year as amounts in Canadian dollars are converted to US dollars using the Bank of Canada exchange rate on December 27, 2024, the last trading day of fiscal 2024.
2	Represents the Company’s contributions under the retirement accounts discussed above.
3	Calculated as of December 31, 2024, the date we allocate contributions and quarterly returns are calculated.
4	The value reported for Mr. Chamandy is as of May 24, 2024, the date he was reinstated as President and CEO.
5	The contribution for Mr. Chamandy resumed on May 24, 2024, the date he was reinstated as President and CEO. Retroactive contributions of $26,887 for the period of December 11, 2023 to May 23, 2024 have been attributed to his account as an additional contribution, as allowed under the SERP plan, following his return, and shows as a 2024 contribution.
6	Mr. Tyra ceased to be an employee as of May 23, 2024. The contribution was credited under the Canadian SERP account since he did not have any RRSP room for 2024.
7	An accumulated value of $21,974, calculated as of May 23, 2024, was paid out to Mr. Tyra.

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Termination and change of control

We have entered into an employment agreement and a change of control agreement with Mr. Harries, Mr. Masi, and Mr. Ward, to protect our interests and to provide them with certainty about their employment conditions and benefits, including in the event there is a termination without cause and a change of control of Gildan. Gildan also entered into an employment agreement with Mr. DeHaan upon his hire in 2017.

Following his reinstatement as President and CEO, we entered into an employment agreement with Mr. Chamandy which is substantially similar to the employment agreements in place with Mr. Harries, Mr. Masi, and Mr. Ward. Mr. Chamandy’s new employment agreement no longer contains a modified single trigger provision, as was the case under his prior employment agreement. In addition, the duration of the termination provisions in cases of termination without cause, termination for good reason, and change in control were reduced from 36 months under his prior employment agreement to 24 months, as described below.

The employment agreement with Vincent J. Tyra, his change of control agreement, and subsequent amendments agreed to by the Previous Board are described later in this section.

Employment agreements

The employment agreements have an indefinite term. We may, however, terminate the executive’s employment if the named executive dies, becomes disabled, breaches the employment agreement, or for cause without making any severance payments. We may terminate the executive’s employment without cause and the executive may terminate his employment at any time with at least two months’ written notice.

Under each employment agreement, if we terminate the employment of the named executive for any reason other than those stated above or take any action which could be construed as constructive dismissal, then the executive is entitled to the amount set out below, subject to any withholding taxes:

•	an amount equal to 24 months’ base salary in the case of Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward, and to 12 months’ base salary in the case of Mr. DeHaan (in each case the termination period), paid out as a lump sum
•	an amount equal to the target bonus established under the STIP in effect at the time of termination for the duration of their termination period in the case of Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward
•	any unpaid earned and/or accrued bonus
•	in the case of Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward, continuation of group insurance benefits (except short-term and long-term disability) for their termination period, ceasing upon new employment, if earlier
•	the right to exercise all vested options within 90 days following termination of employment in the case of Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward
•	the right to redeem all PSUs on a prorated basis at target. All other awards, as applicable, vest in accordance with the terms of the LTIP and their corresponding award agreements. In the case of Mr. DeHaan, an additional cash payment equal in value to the difference between the value of unvested annual LTIP awards at the time of termination or retirement (for qualified awards, as defined in the LTIP) and the amount payable in accordance with the terms of the LTIP
•	the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The employment agreements also have non-solicitation clauses where the named executives may not, directly or indirectly: (i) solicit any of our customers to sell, or for the purpose or intent to sell, any products that are similar or otherwise compete with Gildan’s products, or (ii) induce, entice, or otherwise attempt to directly or indirectly hire or engage any of our employees. These terms apply for 18 months for Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward, and for 12 months for Mr. DeHaan, after the date of their termination of employment with Gildan.

Change of control agreements

According to the change of control agreements with each of Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward, in the event of a potential change of control (as defined in the change of control agreements), the executive agrees to remain employed by Gildan until the earliest of:

•	365 days from the date of the potential change of control
•	termination of employment due to death, disability or cause, or
•	termination of employment by Gildan without cause or by the executive with good reason.

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The change of control agreements also provide that if a change of control occurs and we terminate the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months beginning on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholding taxes:

•	an amount equal to the executive’s full base salary through to the date of termination
•	an amount equal to 24 months’ base salary for Mr. Chamandy, Mr. Harries, Mr. Masi, and Mr. Ward (in each case, the applicable severance period)
•	a one-time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable severance period
•	any unpaid earned and/or accrued bonus
•	all outstanding options will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for 12 months
•	all outstanding Treasury RSUs and Non-treasury RSUs will be deemed to have vested at the date of termination of the executive’s employment and, unless specified otherwise in the award agreement, the applicable performance results will be based on actual performance results achieved for fully completed years between the grant date and the date of then change of control, and at target if no completed years have occurred during the period
•	continuation of the same level of insurance benefits for the applicable severance period, ceasing upon new employment, if earlier, and in the case of Mr. Chamandy, the same level of benefits described above under Employment agreements
•	any earned but unused vacation days

GOOD REASON

With good reason means the occurrence of any of the following, compared to what was in place immediately prior to the change of control, without the executive’s written consent:

•	a material and detrimental change in the executive’s position or reporting relationship or in the nature or status of his responsibilities
•	a material reduction in the executive’s annual base salary
•	the relocation of the executive’s office to a location that is more than 160 kilometers away (circumstances may vary for expatriates)
•	failure to continue any incentive compensation plan that the executive participates in, unless the executive is eligible to participate in, and has the opportunity to receive a comparable level of benefits under, an ongoing substitute or alternate plan, or the failure to continue the executive’s participation on a similar basis
•	failure to continue benefits similar to those under any of the life insurance, accidental death, medical, and disability plans that the executive was participating in, a material reduction in the benefits, or a material reduction in perquisites such as access to office space, telephones, computer facilities, expense reimbursements, and other applicable privileges, if any
•	failure of the Company to obtain a satisfactory agreement from a successor to assume and agree to this agreement, or, if the business or undertaking principally related to the executive’s services is sold at any time after a change of control and his employment is transferred as a result, and the purchaser of the business does not agree to provide the executive with the same or a comparable position, duties, compensation, and benefits.

Death and disability

In the case of death or permanent disability, all outstanding options, Treasury RSUs, and Non-treasury RSUs will vest in full and may be exercised by the named executive or his estate, as the case may be, for 12 months.

In addition, the payout for the performance portion of outstanding Treasury RSUs, Non-treasury RSUs, and PSUs will be at target at the time of death or termination due to disability, with the exception of the AIP as described in the section Long-term incentive beginning on page 76.

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Estimated incremental payments

The table below shows the estimated incremental payments that would be paid to each named executive still in service as of year-end if their employment had been terminated on December 29, 2024, the last day of fiscal 2024, in accordance with the termination and change of control provisions described above. Mr. Leavitt has not been included in the table as his role as Interim President and CEO ended on January 14, 2024. Mr. Tyra has not been included in the table as he resigned from his position as President and CEO of Gildan on May 23, 2024, and the actual amounts are disclosed below.

The terms of the LTIP also provide that, unless otherwise determined by the board, options, Treasury RSUs, and Non-treasury RSUs granted under the LTIP will vest or expire early as set out in the table beginning on page 105.

	Death[1,2]	Disability[1,2]	Termination without cause[1]	Change of control[1,2]
Glenn J. Chamandy	$29,522,362	$29,522,362	$23,835,620	$36,544,704
Rhodri J. Harries	$10,612,853	$10,612,853	$10,317,154	$13,990,044
Benito A. Masi	$7,501,349	$7,501,349	$7,667,043	$10,141,414
Chuck J. Ward	$8,815,444	$8,815,444	$8,391,301	$11,616,928
Jason DeHaan	$1,476,840	$1,476,840	$1,379,918	$1,379,918

1	Termination values are calculated based on the following assumptions:

•	the triggering event took place on December 29, 2024, the last trading day of fiscal 2024
•	PSUs are presented and calculated at target (100% vesting), with the exception of the AIP, valued at zero since no price hurdle had been met as of the calculation date.
•	all Canadian dollar amounts have been converted to US dollars using the Bank of Canada exchange rate of 1.4416 on December 27, 2024, the last trading day of fiscal 2024
•	values for share-based awards and option awards are calculated based on the closing price of Gildan common shares on the on December 27, 2024 (C$67.59), the last trading day of fiscal 2024 and the closing price of Gildan common shares on the NYSE on December 27, 2024 ($46.86), as applicable
•	values of earned but unused vacation, earned bonus, vested options, vested and undelivered Treasury RSUs, Non-treasury RSUs, and PSUs, employee portion of STIDP (employee deferral), and owed expenses are not included as they are not considered to be incremental payments further to termination.

2	Unvested options are calculated based on the assumption that the exercise occurs on December 27, 2024, regardless of the number of days allowed to exercise them.

Employment agreement – Vincent J. Tyra

On December 11, 2023, the Previous Board announced a leadership change and the appointment of Vincent J. Tyra as President and CEO. Mr. Tyra’s employment with Gildan began on January 15, 2024 and ended on May 23, 2024, pursuant to his resignation.

At the time of hire, the Company entered into a standard executive employment agreement and a change of control agreement with Mr. Tyra, as reported in last year’s circular. The employment agreement and change of control agreement entered into with Mr. Tyra were subsequently amended in May 2024, by the Refreshed Board before its resignation. Among other things, the amended change of control agreement and amended employment agreement allowed Mr. Tyra, in the event of a change of control or an anticipated change of control, to terminate his employment and obtain a lump sum payment equivalent to all his entitlements. Pursuant to these amendments, upon his resignation, Mr. Tyra received an aggregate amount of $15,973,944.

Appointment of Luca Barile as EVP, CFO (as of March 1, 2025)

On February 19, 2025, following the retirement notice from Rhodri Harries, Gildan announced the appointment of Luca Barile as EVP, Chief Financial Officer, effective March 1, 2025.

The Company entered into an executive employment agreement and change of control agreement with Mr. Barile. Mr. Barile’s main compensation components consist of an annual base salary of $525,000, a target STIP award of 70% of his base salary, and an annual target LTIP award of 125% of his base salary in the form of PSUs. He receives standard benefits based on his position level. He will be entitled to additional units under the Aspirational Incentive Plan, following his promotion, as per plan provisions.

As CFO, he is subject to our share ownership policy at a level of three times his base salary, and the threshold must be met within five years from the effective date of his promotion.

Mr. Barile’s agreements also provide for termination and change of control provisions, with the main components aligned with those of our other senior executive officers, namely:

If we terminate his employment without cause or take any action which could be construed as constructive dismissal, Mr. Barile would be entitled to:

•	an amount equal to 24 months’ base salary
•	an amount equal to the target bonus established under the STIP in effect at the time of termination for the duration of the termination period

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•	any unpaid earned and/or accrued bonus
•	continuation of group insurance benefits for the duration of the termination period
•	the right to redeem all RSUs and/or PSUs on a pro-rated basis at target. All other awards, as applicable, vest in accordance with the terms of the LTIP and their corresponding award agreements
•	the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The employment agreement also has non-solicitation clauses that apply for 18 months after the termination of employment with Gildan.

Under the change of control agreement, in the event of a potential change of control (as defined in the change of control agreement), Mr. Barile agrees to remain employed by Gildan until the earliest of:

•	365 days from the date of the potential change of control
•	termination of employment due to death, disability or cause, or
•	termination of employment by Gildan without cause or by the executive with good reason.

The change of control agreement also provides that if a change of control occurs and we terminate the employment of Mr. Barile, without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months beginning on the date the change of control occurs, then he will be entitled to the following amounts, subject to applicable withholding taxes:

•	an amount equal to the executive’s full base salary through to the date of termination
•	an amount equal to 24 months’ base salary (the applicable severance period)
•	a one-time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable severance period
•	any unpaid earned and/or accrued bonus
•	all outstanding Treasury RSUs and Non-treasury RSUs will be deemed to have vested at the date of termination of the executive’s employment and, unless specified otherwise in the award agreement, the applicable performance results will be based on actual performance results achieved for fully completed years between the grant date and the date of then change of control, and at target if no completed years have occurred during the period.
•	continuation of the same level of insurance benefits for the applicable severance period, ceasing upon new employment, if earlier
•	any earned but unused vacation days.

In the case of death or permanent disability, all outstanding options, Treasury RSUs, and Non-treasury RSUs will vest in full and may be exercised by the named executive or his estate, as the case may be, for 12 months.

In addition, the payout for the performance portion of outstanding Treasury RSUs, Non-treasury RSUs, and PSUs will be at target at the time of death or termination due to disability.

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Other information

OTHER INFORMATION

About non-GAAP financial measures and related ratios

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating performance and financial condition. The terms and definitions of the non-GAAP financial measures and ratios used in this circular are provided below. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In this circular, we refer to non-GAAP financial measures, including Adjusted net earnings, as well as non-GAAP ratios, including Adjusted diluted EPS and Adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. These measures are used in our incentive plans and defined below with a brief explanation of their importance, with a simplified version of Adjusted RONA used for our incentive plan. Please see Definition and reconciliation of non-GAAP financial measures in our 2024 MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by Gildan to the most directly comparable IFRS measures, which sections are incorporated by reference into this circular.

Adjusted net earnings and Adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net of write-downs, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted diluted EPS used in this circular for purposes of determining payout under the STIP results from the same adjustments made to Net earnings to obtain Adjusted net earnings and Adjusted diluted EPS as disclosed in our 2024 MD&A.

Return on adjusted average net assets (Adjusted RONA)

Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

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Other information

As noted on page 76 of this circular, beginning with the 2022 PSU awards, we are using three relative performance measures to assess our performance and determine the number of units that vest at the end of the three-year performance period, including Relative RONA. Relative RONA used in this circular for purposes of determining performance under the LTIP uses a simplified definition of Adjusted RONA as compared to Adjusted RONA as disclosed in our 2024 MD&A, by using GAAP net earnings instead of adjusted net earnings, which allows for accurate and timely retrieval of performance data for companies in the compensation comparator group.

Loans to directors and executives

As at March 18, 2025, none of our current or former directors or executive officers had any loans outstanding to Gildan, other than travel advances as permitted by applicable securities laws.

No security was provided to Gildan, or any of our subsidiaries or another entity, as a counterpart for any loans and no loans were forgiven in fiscal 2024.

Normal course issuer bid

On August 1, 2024, Gildan announced the renewal of its NCIB beginning on August 9, 2024 to purchase for cancellation up to 16,106,155 common shares, representing approximately 10% of our issued and outstanding common shares as at July 26, 2024 (the reference date for the renewed NCIB).

Gildan is authorized to make purchases under the NCIB until August 8, 2025, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and NYSE, or alternative U.S. or Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities. During the fiscal year ended December 29, 2024, Gildan repurchased for cancellation a total of 17,735,095 common shares under the NCIB programs at a total cost of $761.5 million.

Shareholders may obtain a copy free of charge of Gildan’s notice of intention to make a normal course issuer bid by sending a request to the Corporate Secretary, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2.

About forward-looking statements

Certain statements included in this circular constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Company’s Next Generation ESG strategy and ESG targets, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information. Material factors include, but are not limited to, those set out in section 15.0 Risk and Uncertainties of our MD&A for the year ended December 29, 2024, which are incorporated by reference in this cautionary statement. These factors may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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Other information

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and financial results and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this circular are made as of March 18, 2025, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information or future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this circular are expressly qualified by this cautionary statement.

Website references

Information contained in or accessible through any website mentioned in this circular does not form part of this circular, whether by implication or otherwise, except the MD&A for the year ended December 29, 2024 and sections thereof, to the extent explicitly referred to in this circular.

Additional information

Gildan is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in these provinces. We also file an annual information form with these securities regulatory authorities. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year.

Copies of our latest annual information form, latest audited financial statements, interim financial statements and MD&A filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary at Gildan Activewear Inc., Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2. If you are not a Gildan shareholder, we may ask you to pay a modest fee for these materials.

You can access these documents free of charge on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

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Appendix A

Appendix A

Mandate of the board of directors

The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with a view to its long-term interests.

Many of the Board’s responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee’s mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.	Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.	Frequency of Meetings

At least four times a year and as necessary.

3.	Mandate

The responsibilities of the Board include the following:

(a)	With respect to strategic planning and risk management

(1)	advising management on strategic issues;

(2)	approving the Corporation’s long-term strategic plan, taking into account, amongst other matters, business opportunities and risks, and monitoring the effectiveness of the strategic planning process;

(3)	approving the Corporation’s annual business plan and its annual operating and capital budgets, including capital allocations, financing arrangements, expenditures and transactions which exceed threshold amounts set by the Board;

(4)	monitoring the Corporation’s performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets;

(5)	overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

(6)	approving the issuance of securities and transactions not in the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

(7)	approving dividend policies and, if applicable, declaring dividends.

(b)	With respect to human resources, executive compensation and performance assessment

(1)	appointing the Chief Executive Officer (“CEO”) and approving the appointment of other executive officers of the Corporation;

(2)	approving the CEO’s annual objectives and reviewing progress against those objectives;

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Appendix A

(3)	monitoring and assessing the performance of the CEO and of the other executive officers of the Corporation and approving their short and long term compensation, taking into consideration Board expectations and fixed objectives;
(4)	overseeing measures to tie an appropriate portion of the CEO’s and the other executive officers’ compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;
(5)	overseeing the processes for the recruitment, training, development and retention of senior management who exhibit high standards of integrity as well as competence;
(6)	monitoring the management succession planning process, including succession planning for the CEO and the other executive officers.

(c)	With respect to financial matters and internal controls

(1)	monitoring;
(2)	overseeing the external auditors’ independence, qualifications and performance;
(3)	reviewing and approving the general content of, and the Audit and Finance Committee’s report on, the annual and interim consolidated financial statements, annual information forms, annual reports, management information circulars, management’s discussion and analysis, prospectuses, registration statements, offering memoranda, Forms 6-K (including Supplemental Disclosure), Forms 40-F, and earnings press releases before their public disclosure or filing with regulatory authorities in Canada or the U.S.;
(4)	overseeing the performance of the Corporation’s internal audit functions;
(5)	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;
(6)	reviewing the Corporation’s Disclosure Policy on a regular basis and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)	With respect to ethics and corporate governance matters

(1)	setting an ethical tone for the Corporation;
(2)	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;
(3)	monitoring and reviewing, on a regular basis, the Corporation’s approach to corporate governance as well as its corporate governance principles and practices, including the identification of decisions requiring approval of the Board;
(4)	reviewing the Shareholder Engagement Policy and the Shareholder Engagement Plan as well as the public disclosure thereof;
(5)	adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver, and approving amendments to the Code and Policies;
(6)	overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;
(7)	adopting and reviewing orientation and continuing education programs for directors;
(8)	monitoring the Board, Board Chair and committee chair succession planning process;
(9)	monitoring the size and composition of the Board and its committees based on competencies, skills, personal qualities and diversity sought in Board members;
(10)	approving the list of Board nominees for election by shareholders.

(e)	With respect to environmental and social responsibility practices

(1)	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

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Appendix A

4.	Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Corporation’s long-term strategic plan;
•	the Chair of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;
•	independent directors meet without management and other non-independent directors present, under the oversight of the Chair of the Board, at each regularly-scheduled and special meeting of the Board;
•	in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;
•	the Board evaluates the adequacy of its mandate on an annual basis;
•	the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

*******

Adopted by the Board of Directors on August 6, 2003
Last reviewed on July 31, 2024

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Appendix B

Appendix B

More about the long-term incentive plan

The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining and motivating its executives and key employees. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time). The LTIP is administered by the board, which has delegated responsibilities to the HR committee.

At our 2023 annual meeting, shareholders approved two amendments to the LTIP which resulted in (i) the increase of the amount of Gildan common shares authorized for issuance under the LTIP by 1,797,219 common shares, which represented an increase of approximately 1.0% of the outstanding common shares as of March 6, 2023, and (ii) the introduction of revised amendment provisions for the LTIP which aligned it with best practices and recently adopted equity incentive plans, as well as to meet the requirements of the stock exchanges where Gildan shares are listed.

A total of 13,797,851 common shares have been reserved for issuance pursuant to the exercise of options and the vesting of Treasury RSUs granted pursuant to the LTIP. Should further common shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of options or the vesting of Treasury RSUs, the whole without increasing the total reserve. As at March 18, 2025, the total reserve represents 9.09% of the issued and outstanding common shares of the Company. Of the total reserve, 571,350 common shares remain available for grants of options and Treasury RSUs as at March 18, 2025 representing 0.38% of the issued and outstanding common shares of the Company.

Types of awards under the LTIP

•	Options – Options entitle the holder thereof to subscribe for common shares on the terms set forth in the LTIP. The exercise price payable for each common shares covered by an option is determined by the board at the date of the grant, but may not be less than the higher of the closing prices of the common shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the board, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising options is extended for a maximum of ten business days. Options generally vest in equal tranches of 25% over a four-year period commencing on the second anniversary of the grant date, unless otherwise determined by the board (provided that no option may be exercised prior to the second anniversary of the grant date). As at December 29, 2024, an aggregate of 282,737 options were outstanding, representing 0.19% of the issued and outstanding common shares of the Company.

•	Treasury RSUs – Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive common shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the common shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the total reserve under the LTIP. The board has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the total reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at December 29, 2024, an aggregate of 1,573,111 Treasury RSUs were outstanding, representing 1.03% of the issued and outstanding common shares of the Company.

•	Non-treasury RSUs – Non-treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-treasury RSU holder the number of common shares represented by such vested award purchased on the secondary market and/or pay to the Non-treasury RSU holder an amount in cash in lieu of common shares calculated using the average of the closing prices of the common shares on the TSX for the five trading days immediately preceding the vesting date. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 29, 2024, an aggregate of 2,014,658 Non-treasury RSUs were outstanding.

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Appendix B

Amendments to the LTIP

The board may amend, suspend or terminate the LTIP, or an option, Treasury RSU or Non-treasury RSU at any time as long as it does not require regulatory or shareholder approval, or adversely affect the rights of holders of the awards without their consent.

Shareholder approval is required to make any of the following amendments to the LTIP or awards thereunder:

•	an amendment to increase the maximum number of common shares for which options or Treasury RSUs may be granted under the LTIP (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)
•	an amendment to reduce the exercise price of an option or to cancel and reissue options or other entitlement to the same participant so as to, in effect, reduce exercise price (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)
•	an amendment to extend the term of outstanding options or awards beyond their original expiry date
•	a change to the class of persons eligible to receive option or awards under the LTIP (including any amendment that may permit the introduction or reintroduction of non-employee directors on a discretionary basis)
•	increases the maximum number of common shares that may be issuable to insiders at any time pursuant to the insider participation limit set forth in the LTIP
•	an amendment to allow options, Treasury RSUs, Non-treasury RSUs, or PSUs to become transferable or assignable other than what is already allowed under the LTIP
•	amend the amendment provisions of the Plan

provided that common shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

The LTIP allows the board to make the following amendments without shareholder approval:

•	any amendment to accelerate the time of exercise of outstanding options or the time of vesting of an award issuable under the LTIP
•	any amendment to postpone the expiry date (with respect to options) or the vesting date of awards issuable under the LTIP, provided that no option or award may be extended beyond its original expiry date
•	any amendment to the terms and conditions of grants of an award issuable under the LTIP (including any vesting provision, performance objective, as applicable, quantity, type of award, grant date, vesting periods, settlement date, and other terms and conditions with respect to the awards)
•	any amendment to the terms regarding the termination of employment or engagement of an eligible participant under the LTIP
•	any amendment to the definition of an eligible participant under the LTIP, it being understood that, as applicable, any amendment aimed at expanding the scope of persons that may be eligible under the LTIP will not be made without obtaining the approval of the shareholders of the Company
•	any amendment to the provisions of the LTIP relating to the administration of the plan
•	any amendment necessary to comply with applicable law, any accounting, tax, or auditing requirements, or the requirements of any stock exchange where our common shares are listed or any other regulatory body
•	any amendment of a “housekeeping” nature, including any such changes or corrections which, in the opinion of the board, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to change in legislation, regulation, stock exchange rules, or accounting, tax, or auditing requirements
•	any amendment to add a provision permitting the grant of options or Treasury RSUs settled otherwise than with common shares issued from treasury
•	any amendment to add a cashless exercise feature or net exercise procedure, a form of financial assistance, or clawback or recoupment to the LTIP
•	any other amendment that does not explicitly require the approval of shareholders according to the terms of the LTIP.

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Appendix B

Change of control and other events

Upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding options, Treasury RSUs and Non-treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the board prior to or concurrently with the occurrence thereof. In addition, unless otherwise determined by the board or specified in the award agreement, the performance vesting percentage applicable to RSUs that are subject to performance vesting conditions will be determined as at the date of the change of control.

Also, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises options or receives cash and/or common shares further to the vesting of RSUs.

Quantitative limitations

The number of shares issuable under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, at any time shall not exceed 10% of the Company’s total shares issued and outstanding, in the case of shares issuable to insiders, or 20% of the total reserve, in the case of shares issued to any one person. In addition, the number of shares issued under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, shall not in a one-year period exceed 10% of the total shares issued and outstanding, in the case of shares issued to insiders, or 20% of the total reserve, in the case of shares issued to any one person.

Assignability

Options, Treasury RSUs and Non-treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

Retirement policy for the LTIP

Except as otherwise provided in any specific award agreement, LTIP participants, including executive officers, are eligible to benefit from extended vesting conditions for their PSUs, Treasury RSU, Non-treasury RSUs, and options under our retirement policy, provided certain retirement or early retirement criteria are met.

LTIP participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. LTIP participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.

When a participant qualifies for retirement, options granted at least six months before the date of retirement will continue to vest and will remain exercisable until the original expiry date, and options granted in the last six months will expire immediately. Similarly, Treasury RSUs, Non-treasury RSUs, and PSUs granted at least six months before the date of retirement will continue to vest over their original vesting period, and such awards granted in the last six months will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

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Appendix B

When a participant qualifies for early retirement, options that have vested by the date of early retirement may be exercised until the original expiry date. Options that have not vested will expire immediately, and Treasury RSUs, Non-treasury RSUs, and PSUs will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Reason for termination	Performance award	Time-based award	Options
Dismissal for cause	Outstanding awards expire immediately	Outstanding awards expire immediately	Outstanding options expire immediately
Resignation	Outstanding awards expire immediately	Outstanding awards expire immediately	Options exercisable at the date of resignation may be exercised within 60 days
Dismissal without cause	Holder is entitled to receive a number of common shares calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs prorated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the performance vesting percentage determined as at the date of termination	Holder is entitled to receive a number of common shares prorated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period	Options exercisable at the date of dismissal may be exercised within 60 days
Retirement (as defined in the retirement policy, see above)	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement
The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs prorated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement
The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares prorated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period

Options granted at least six months prior to the date of retirement continue to vest according to their applicable option agreement and may be exercisable until their expiry date

Options granted less than six months prior to the date of retirement expire immediately

Early retirement (as defined in the retirement policy, see above)	The holder is entitled to receive a number of common shares calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs, prorated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period	The holder is entitled to receive a number of common shares prorated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period	Options exercisable at the date of early retirement may be exercised until the expiry date of the options
Death	All outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares calculated by applying the performance vesting percentage, determined as at the date of death	Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of death and may be exercised within 12 months
Permanent disability	Outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares calculated by applying the performance vesting percentage, determined as at the date of termination	Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of termination and may be exercised within 12 months

1	Expire on the vesting date if the performance objectives set out in the applicable award agreement have not been achieved.

2	Or the cash equivalent in the case of Non-treasury RSUs, at the Company’s option.

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Appendix C

Appendix C

More about the share appreciation rights plan

The SARs plan was adopted by the board at the end of fiscal 2020 to, among other things, allow the board to grant SARs to executives and key employees (SARs participants) to encourage them to work toward, and participate in, the growth and development of Gildan, to provide them with an additional incentive and reward, and to assist Gildan in attracting, retaining, and motivating its executives and key employees. The SARs plan is administered by the board, which has delegated responsibilities to the HR committee.

A SAR is an award entitling the recipient to receive on the vesting date, subject to the terms and conditions of the applicable SAR Agreement, including vesting conditions and performance criteria, if any, an amount in cash or in common shares (or a combination of the two), at Gildan’s discretion, with a value equal to the excess of the market price of Gildan common shares on the vesting date over the grant price of the SAR (the SAR price) multiplied by the number of SARs that have vested on the date (the aggregate excess value). The market price of our common shares for the purposes of the SARs plan means, on any given date, the volume weighted average trading price of Gildan common shares on the TSX for the five trading days up to and including the date. SARs will only have value if there is an appreciation in the price of our common shares over the vesting period. At the vesting date we have the option to settle the SARs in cash or in common shares purchased on the open market. The award will be settled within 30 days of the vesting date.

SARs have only been used once for a one-time award of 824,406 premium-priced SARs granted in fiscal 2020 to the President and CEO (see page 76 and our prior management information circulars).

The board may, from time to time by resolution, in its sole discretion, (i) designate the SARs participants under the SARs plan, (ii) fix the number of SARs to be granted to each SARs participant and their grant date, and (iii) determine all other terms and conditions of each grant of SARs, including the SAR price, the vesting conditions and performance criteria, if any, and the vesting date. Each SAR award is accompanied by a SAR agreement that is consistent with the SARs plan and determined by the board.

The board sets the SAR price at the time of grant and it must not be less than the higher of the closing price of Gildan common shares on the TSX and the NYSE (expressed in a single currency based on the conversion rate) on the grant date. The board also determines the vesting date at the time of grant, however it is limited to a maximum term of three years from the grant date. A SAR may be subject to early vesting and expiry, as described below.

We cannot issue common shares from treasury to settle the SARs awards. SARs granted under the SARs plan are not included in the number of common shares reserved for issuance for the exercise of options and the vesting of Treasury RSUs.

The board may suspend or terminate the SARs plan at any time, or amend or revise the terms of the SARs plan or any SAR without the consent of the SARs participants, as long as the suspension, termination, amendment or revision would:

•	not adversely alter or impair the rights of a SARs participant, without their consent except as permitted by the provisions of the SARs plan

•	be in compliance with applicable law and with the prior approval, if required, of our shareholders, the TSX and the NYSE, if applicable, or any other regulatory body having authority over the Company

•	be subject to shareholder approval, where required by law or the requirements of the TSX and the NYSE, if applicable, provided that the board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, make the following amendments to the SARs plan:

–	any amendment to the vesting conditions or performance criteria of any outstanding SAR, if applicable, or the assignability provisions of a SAR

–	any amendment to the vesting date of a SAR

–	any amendment regarding the effect of termination of a SARs participant’s employment

–	any amendment to the definition of an SARs participant under the SARs plan

–	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body

–	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the SARs plan, correct or supplement any provision that is inconsistent with any other provision, correct any grammatical or typographical errors or amend the definitions in the SARs plan

–	any amendment regarding the administration of the SARs plan.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	106

Appendix C

Retirement policy for the SARs plan

Similar to the retirement policy for the LTIP, except as otherwise provided in any specific award agreement, SARs participants, including executive officers, are eligible to benefit from extended vesting conditions for their SARs under our retirement policy, provided certain retirement or early retirement criteria are met.

SARs participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. SARs participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, SARs participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.

When a participant qualifies for retirement, SARs granted at least six months before the date of retirement will continue to vest over their original vesting period, and SARs granted in the last six months will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

When a participant qualifies for early retirement, SARs will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Reason for termination	SARs
Resignation or termination for cause	Outstanding awards expire on the date of termination
Dismissal without cause	Holder is entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs prorated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of dismissal and the SAR price
Retirement (as defined in the retirement policy, see above)	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement
The holder of an award granted less than six months prior to the date of retirement will be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the SARs, or a number of common shares having a value equal to the pro rata value of the SARs
The pro rata value of the early vested SARs is calculated by multiplying the number of SARs prorated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of retirement and the SAR price
Early retirement (as defined in the retirement policy, see above)	The holder is entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs
The pro rata value of the early vested SARs is calculated by multiplying the number of SARs prorated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of early retirement and the SAR price
Death or permanent disability	All outstanding awards vest in full immediately on the date of death or permanent disability

Regarding applicable tax legislation that requires employers to deduct withholding taxes for certain cash and non-cash benefits, such as PSUs, Non-Treasury RSUs, Treasury RSUs, and options under the LTIP, and SARs under the SARs plan, Gildan has authority under the plans to take the necessary steps to ensure that it complies with its withholding obligations at the time a participant exercises options, receives cash and/or common shares when PSUs, Non-Treasury RSUs, or Treasury RSUs vest, or receives cash or common shares when the SARs vest.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	107

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